1/15

03003116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manila Electric Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3237

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 1/16/03

82-3237

MANILA ELECTRIC COMPANY
SEC FORM 17-A
(For the period ended December 31, 2001

AR/S

12-31-01

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2002 APR 12 PM 4:30

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-A
(for the period ended December 31, 2001)
Form Type

PW-102
S. E. C. Registration No.

TABLE OF CONTENTS

Page No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. **For the fiscal year ended:** December 31, 2001
2. **SEC Identification Number:** PW-102
3. **BIR Tax Identification Number:** 350-000-101-528
4. **Name of Issuer as specified in its Charter:** Manila Electric Company
5. **Country of Incorporation:** Philippines
6. **(SEC use only) Industry Classification Code:**
7. **Address of principal office:** Lopez Building, Ortigas Avenue, Pasig City

   Postal Code: 0300
8. **Telephone Numbers:** 631-5571 and 631-5572 **Area Code:** 0300
9. **Former name or former address:** Not applicable
10. **Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	Number of Shares of Common Stock Outstanding (Par Value at P10.00 per share)
Class "A"	603,786,777
Class "B"	402,524,517
Total	1,006,311,294

Amount of Debt Outstanding: P66.7 billion as of December 31, 2001 (Total assets less stockholders equity)

11. Are any or all of these securities listed on the Philippine Stock Exchange:

YES [x] NO [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange Class "A" and "B"

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

YES [x] NO [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

YES [x] NO [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstance, provided the assumptions are set forth in this Form.

The aggregate number of voting stock held by non-affiliates of the issuer as of March 15, 2002 consists of 537,659,440 Class A shares and 369,513,630 Class B shares. As of that date, the aggregate market values of Class A and B shares amount to P16.9 billion and P16.6 billion, respectively, computed based on closing prices per Class A and Class B share of P31.50 and P45.00, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this report:

(a) Summary of Land Account

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations

(b) Consolidated Financial Statements and Schedules

PART I – BUSINESS AND GENERAL INFORMATION

Item 1. Business

(1) Business Development

The name of the issuer is Manila Electric Company, also known as MERALCO, a corporation duly organized on May 5, 1919 under the laws of the Republic of the Philippines.

Meralco's subsidiaries are Meralco Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS), Rockwell Land Corporation, Meralco Energy, Inc. (MEI) and e-Meralco Ventures, Inc. (e-MVI) and Asian Center for Energy Management Corporation.

Meralco Industrial Engineering Services Corporation (Miescor) is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system. Miescor has undertaken significant projects for National Power Corporation, Philippine Geothermal, Inc., Siemens, Mirant, Manila Water, Maynilad and Meralco among others. Miescor through Clark Electric Distribution Corporation, a joint venture corporation with Clark Development Corporation (CDC), continues to maintain and operate the electric distribution system within the Clark Special Economic Zone in Pampanga. Aside from construction, Miescor also provides design and engineering services and technical personnel to clients here and abroad. Miescor has formed a new corporation, Landbees Corporation, to handle manpower-outsourcing opportunities. Landbees Corporation presently handles the maintenance of Meralco's buildings and grounds.

Corporate Information Solutions, Inc. (CIS), incorporated in 1974, is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability. Three independent and interrelated business units – Esolutions, eSourcing and eTransactions – provide customers with the appropriate solution set that addresses a wide range of business challenges and strategies, from customer intimacy to operational efficiency, from employee wellness to cost management. In 2001, CIS stepped into the global arena with renewed marketing and quality improvement programs designed to better position CIS services to compete on quality and to quickly allow CIS to work with Fortune 500 companies, without the usual investments in adversiting.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. It is a property development company initially tasked to develop the 15.5 hectare Rockwell Center into a prime residential and commercial area located adjacent to the Makati central business district. Rockwell Center consists of a graduate school, four residential towers (Hidalgo Place, Rizal Tower, Luna Gardens and Amorsolo Square), Rockwell Leisure Club, office buildings of Nestle and PHINMA, retail establishments and the Power Plant Mall. Rockwell Land Corporation ended the year 2001 with the launching of its newest residential tower, The Manansala. It will be located along Hidalgo Drive, east of Nestle and PHINMA buildings. Model apartments are open for viewing at the Power Plant Mall and at the Rockwell Information Center.

It has completed Phase 1 of the development, consisting of a graduate school, four residential towers, a city leisure club, two office buildings, retail establishments and a shopping center. The Rockwell Center, the premier flagship property development of the group, continues to generate strong interest from the public due to its novel concept of a self-contained, fully integrated masterplanned development.

Meralco Energy, Inc., a provider of technical solutions to energy-related concerns of various industries, was officially formed in June 2000 whose market includes companies within or outside the Meralco franchise area and utilities serving other parts of the Philippines. In utilities, it provides consultancy work related to utility technology, technical and market analysis, and management tools and techniques. On its second year of operation, Meralco Enegy, Inc. continues with its facilities management and business, offering testing, troubleshooting and repair services as well as supply and installation of major electrical equipment. It also formed its energy management business and studied new technology that includes flywheel UPS and microturbines.

e-Meralco Ventures, Inc. (e-MVI) was registered with the Securities and Exchange Commission on June 22, 2000. It is a developer and provider of web-based business and commercial transactions for the power industry where Meralco is a lead player. Its mandate is to spearhead Meralco's entry into the New Economy by creating and developing new sources of revenues (new economy businesses) that will enhance Meralco's core business, optimally leverage relevant assets, resources, networkas, knowledge and processes and support its overall strategy and direction. The year 2001 was considered a pre-operating stage for e-MVI, studying and developing several businesses considered in the New Economy Value Chain such as Fiber Optics, Direct Marketing, e-Procurement, e-Bills Presentment and Payment, and Power Line Communications. During the latter part of 2001, e-MVI started marketing their Integrated Direct Marketing and Communications Services to interested companies.

Asian Center for Energy Management Corporation, a wholly owned subsidiary of Meralco, was registered with the Securities and Exchange Commission on November 21, 2001. The Center, conceived under the newly created Business Development Office, aims to provide relevant, timely and substantive intellectual services to decision makers and key industrial players that play a role in molding the Asian Energy industry. It is a research and policy center that strives to capitalize on the changes in the environment and the presence of pressing issues affecting the energy industry to conduct studies and prepare papers, the result of which it plants to share to the concerned public through various channels.

(2) Business of Issuer

The principal business of the issuer is the distribution and sale of electric energy through its distribution network facilities in its franchise area. Its market is categorized into four (4) sectors and the relative contribution to sales of each is as follows:

	2001	2000	1999
RESIDENTIAL	35.87%	36.01%	35.65%
COMMERCIAL	34.84%	34.31%	34.44%
INDUSTRIAL	28.66%	29.07%	29.24%
STREETLIGHTS	0.63%	0.61%	0.67%
TOTAL	100.00%	100.00%	100.00%

The principal sources of power of the issuer, and their relative contribution, are as follows:

	2001	2000	1999
NATIONAL POWER CORPORATION	89.51%	86.85%	96.16%
DURACOM	3.93%	3.93%	3.55%
PHIL. POWER DEV'T. CORPORATION	0.02%	0.02%	0.02%
QUEZON POWER	6.54%	4.29%	0.27%
FIRST GAS POWER	-	4.91%	-
TOTAL	100.00%	100.00%	100.00%

The franchise are of the issuer over specified areas in Luzon is approximately 9,328 square kilometers covering nineteen (19) cities and ninety-two (92) municipalities. This includes Metro Manila in the National Capital Region, industrial estates and suburban and urban areas of the adjacent provinces.

The issuer is subject to regulation by the Energy Regulatory Commission (ERC) and recognizes the rate-making policies of the ERC.

In an Order dated March 2, 2001, the Energy Regulatory Board (ERB) granted Meralco the provisional authority to implement its proposed High Load Factor and Incremental Consumption Riders as filed in ERB Case No. 2000-168. Through these Riders, qualified industrial customers will enjoy discounts for achieving a high load factor or for increasing the amount of electricity bought from Meralco.

Last January 17, 2002, Hon. Neptali M. Gonzales II, House Majority Floor Leader, filed House Bill 4239, seeking to grant Meralco a 25-year franchise "to construct, operate, and maintain a distribution system for the conveyance of electric power" in the areas that it currently serves. HB 4239 was referred to the Committee on Legislative Franchises, which held public hearings on the measure on January 30, February 6, and February 13, 2002. The committee completed its deliberations and substituted the original bill with a new draft filed as HB 4451, incorporating amendments proposed by other members of the committee, HB 4451 will now undergo Second and Third Reading at the Plenary Session of the House, before it is referred to the Senate for further evaluation.

Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

Distribution methods of the products or services

After its generating plants were sold to the government in 1979, Meralco's core business became electric distribution.

Power is received at 230 kV and 114 kV at 11 major delivery points and distribution voltages at minor points of delivery. From the major delivery points, 115 kV subtransmission circuits bring power to 60 major distribution substations and eventually to 47 distribution substations and primary served consumers.

Distribution is predominantly an overhead radial system with provision for interconnection, but there are pockets of underground distribution and secondary network systems. Primary distribution voltages are mainly 34.5 kV wye grounded, 13.8 kV delta, 13.2 kV wye grounded, 8.3 kV wye grounded, 6.24 kV wye grounded and 4.8 kV delta. Utilization voltages are 230 volts single-phase or three-phase and 460 volts. System frequency is 60 Hz.

Competition

Electric distribution has long been considered a natural monopoly. With the enactment, however, of RA 9136 or the Electric Power Industry Reform Act of 2001, the electric distribution business is now unbundled into two: distribution (wires) which remains a natural monopoly and thus, regulated, and supply, which is no longer considered a public utility and thus, will be open and competitive.

There will be a phased approach towards retail competition, or competition in the supply business. This will start for customers with loads of at least 1 MW, after certain conditions precedent specified by the law have been met, and within a period not exceeding three years. Until such time, Meralco's monopoly in the distribution wires and supply remain.

Sources and availability of raw materials and the names of principal suppliers; if the registrant is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or related items. Describe any major existing supply contracts.

Meralco entered into a 10-year power supply contract with National power Corporation (NPC) commencing on November 21, 1994. Under the terms of the contract, NPC is committed to sell and deliver electric power and energy to Meralco and Meralco is committed to purchase electric power and energy from NPC, subject to certain terms and conditions specified in the contract. The contract is renewable upon mutual agreement by both parties.

Meralco also entered into power purchase agreements separately with Quezon Power (Philippines) Limited Co. (QPPL) and First Gas Power Corporation on August 12, 1994 and January 9, 1997, respectively. Under the terms of the agreements, these independent power producers (IPPs) are committed to sell and deliver electric power and energy to Meralco and Meralco is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operations dates of the power plants of these IPPs.

The state-owned NPC continues AS Meralco's main power supplier. QPPLC and First Gas began commercial operations in the middle of 2000. As a result, IPPs accounted for approximately 13% of Meralco's energy requirements in 2001.

Transactions with and/or dependence on related parties

Transactions with affiliates consist principally of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances.

Effect of existing or probable government regulations on the business

The Electric Power Industry Reform Act of 2001 or RA 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. The Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission (JCPC) and signed by the Secretary of Energy last February 27, 2002.

The Act and its IRR have an impact on the industry as a whole and the Company in particular, providing for, among others: (1) the privatization of the ownership and/or operation of NPC's generation and transmission assets, contracts and functions; (b) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply, separating regulated and non-regulated business activities; (c) the introduction of competition in the generation and supply of power; and the unbundling and rationalization of electricity rates and charges.

RA 9136 and the IRR also provide for the following: (a) distribution utilities, such as Meralco, will provide open and nondiscriminatory access to their distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) distributors shall file a Business Separation and Unbundling Plan with the ERC on December 26, 2002; (d) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (e) NPC shall file, with the ERC within six months from the effectivity of the Act, Transition Suplly Contracts negotiated with distributors; and, (f) the Act, Transition Supply Contracts negotiated with distributors; and, (f) distribution companies may engage in related businesses, provided that up to 50% of the income from the related business shall be used to lower wheeling charges.

Costs and effects of compliance with environment laws

It is in electric generation where the cost and effects of compliance with environmental laws would be significant. Meralco, as a distributor, has endeavored through the contracts it has signed with IPPs to promote environmentally clean fuel and technology. First Gas Power which has a power supply contract with Meralco will utilize natural gas from Camago-Malampaya field. Another IPP which has contract with Meralco, Quezon Power, will be burning coal but using technology which allows the plant to meet strict environmental standards or emissions.

Number of the registrant's present employees and the number of employees it anticipates to have within the ensuing twelve (12) months

The number of registrant's present employees as of the end of 2001 stood at 6,060 (see attached summary of manpower complement) and projected to be around 6,000 by the end of 2002. Meralco has two separate unions, namely, Meralco Employees and Workers Association (MEWA) for Rank-and-File employees and the First Line Association of Meralco Supervisory Employees (FLAMES) for Supervisory employees.

The Collective Bargaining Agreement (CBA) between Meralco and the Meralco Employees and Workers Association (MEWA) covering the period from December 1, 2000 to November 30, 2005 was signed on October 29, 2001.

Included in the said CBA are the following: all the terms and conditions of employment that are contained in the Settlement Agreement executed by Meralco and MEWA on December 21, 2000 and subsequently approved by the Department of Labor and Employment on January 31, 2001. Among other benefits, those already implemented under the Settlement Agreement were the lump sum of P100,000.00 which was given on January 5, 2001 to all rank-and-file employees covering the period from December 1, 2000. Effective December 1, 2001, another salary increase of P2,000 will be granted and P2,5000.00 effective December 1, 2002.

On the other hand, management and the FLAMES signed on December 12, 2000, an amendatory agreement to the FLAMES-Meralco collective bargaining agreement covering the last two years of the 1997 to 2002 CBA for Supervisory employees. The new CBA was concluded in record time, after just tow meetings between the management and supervisory union panels. Highlights of the new CBA include: (a) base salary increases of P3,500 effective December 1, 2000 and P2,500 effective December 1, 2001; (b) integration of red-circle-rate and longevity allowances as of December 1, 1997 into the basic salary, and (c) increase of longevity bonus from P180 per year of service to P200. The expiration of the agreement will be on November 30, 2002.

MANILA ELECTRIC COMPANY

Summary of Manpower Complement
As of December 31, 2001

ITEM	DEPARTMENT	Rank and File	Super-visory	Managerial	Total
SHARED SERVICES	Office of the Chairman and Chief Executive Officer	152	334	72	558
	Office of the President and Chief Operating Officer	47	51	15	113
	Chief Information Office	20	120	37	177
	Finance	11	138	30	179
	Human Resource	53	173	58	284
	Materials Management Office	13	67	12	92
	TOTAL - SHARED SERVICES	**296**	**883**	**224**	**1,403**
SUPPLY	North Branches	176	211	28	415
	Central Branches	214	224	28	466
	South Branches	168	194	31	393
	Customer Service Office	69	114	36	219
	Account Management Office	11	43	19	73
	TOTAL - SUPPLY	**638**	**786**	**142**	**1,566**
WIRES	Transmission & Distribution		1	3	4
	North Transmission & Distribution	325	406	29	760
	Central Transmission & Distribution	448	548	41	1,037
	South Transmission & Distribution	324	357	33	714
	Substation and Control	90	216	41	347
	Corporate Distribution	54	104	71	229
	TOTAL - WIRES	**1,241**	**1,632**	**218**	**3,091**
GRAND TOTAL		**2,175**	**3,301**	**584**	**6,060**

Item 2. Properties

The location issuer's real properties are indicated in the accompanying Summary of Land Account (Exhibit 1) together with the following:

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations

The real properties enumerated in the Summary of Land Account are used as sites for the Company's transmission lines, substations, operating/service centers, and principal/district/branch offices.

With respect to limitation of ownership, all property, real, personal and mixed, tangible and intangible owned by the Company as of December 31, 1957 and all property, real, personal and mixed, tangible and intangible which may hereafter be acquired by it, situated in the Republic of the Philippines, and necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern, excepting such property as expressly excepted and excluded from the lien and operation of the indenture, are mortgaged in favor of the Bank of the Philippine Islands (formerly Peoples Bank and Trust Company) as Trustee for the benefit of bondholders.

Item 3. Legal Proceedings

Meralco's application to increase its distribution charge by 30 centavo/kWH, filed last April 2000 and docketed as ERB Case No. 2000-57, is still being heard by the regulator.

In the early stages of the case, oppositors moved for the suspension of proceedgins until after the Supreme Court ruled on issues surrounding ERB Case No. 93-118. The ERB subsequently ruled that this did not prevent them from hearing Meralco's petition. Hearings continued until August 2001, when the ERB was abolished, as per Republic Act 9136, or the "Electric Power Industry Reform Act (Act) of 2001."

The Energy Regulatory Commission (ERC), composed of all new members, replaced the ERB. In a hearing last January 22, 2002, oppositors questioned the authority of the ERC to hear Meralco's rate increase application. The ERC asked oppositors to put their comments in writing for Meralco to respond accordingly. In the same hearing, the cross-examination of Meralco's last witness eventually pushed through. No new hearing date has been set for the continuation of the cross-examination.

On October 12, 2001, Meralco filed an urgent motion asking the ERC to allow it to implement a Local Franchise Tax Adjustment (LFTA) Clause. RA 7160, or the Local Government Code, empowered provinces and cities to impose local franchise tax on franchise holders like Meralco. While Meralco questioned this before the courts, the Supreme Court in 2000 ruled with finality that local franchise taxes may be validly imposed on Meralco.

Since, them the Company has been assessed local franchise taxes by a number of provinces and cities within its service area. To recover franchise tax payments made to local governments. Meralco proposed in ERB Case No. 2000-57 the adoption of the LFTA clause and is still awaiting ERC's action on its urgent motion.

Last December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Sec. 36 of RA 9136. The petition was filed in accordance with an ERC Order dated October 31, 2001, which prescribed uniform filing requirements for NPC and all distribution utilities, including the submission of cost of service figures (i.e., audited 2000 financial statements, appraisal of assets, weighted average cost of capital) determined according to the formal and parameters specified by ERC.

Docketed as ERC Case No. 2001-900, the proposal would unbundle Meralco rates into:

- Generation/Transmission Charge (pending approval of NPC's unbundling petition)
- Distribution System Charge
- Metering Charge
- Supply Charge, and
- Universal Charge (detailing interclass subsidies received by each rate class)

The filing also proposes a Lifeline Consumption level and Rate of 50kWh and P5.00/kWh, respectively. Sec. 73 of RA 9136 provides for a socialized pricing mechanism for marginalized end-users, at a level of consumption and rate to be determined by the ERC. The application also proposes an adjustment of the system loss cap (the current RA 7832 cap is 9.5%). Sec. 43(f) of RA 9136 empowers the ERC to set new caps on recoverable losses based on load density, sales mix, delivery voltage, and other relevant technical parameters.

On February 11, 2002, the ERC scheduled hearings for March 11 and 12 on the case.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Common Equity and Related Stockholders Matters

(1) Market Information

The principal market where the issuer's common equity is traded is the Philippine Stock Exchange. The quarterly high and low sales prices adjusted for corresponding stock dividends for fiscal years 2000 and 2001 and for the first quarter of 2002 follow:

CLASS A			
FROM	TO	HIGH	LOW
01/01/00	03/31/00	99.50	67.50
04/01/00	06/30/99	79.50	53.00
07/01/00	09/30/00	64.50	53.00
10/01/00	12/31/00	50.50	41.00
01/01/01	03/31/01	63.00	42.00
04/01/01	06/30/01	43.50	38.00
07/01/01	09/30/01	39.00	24.25
10/01/01	12/31/01	24.50	20.75
01/01/02	03/08/02	33.50	22.50

CLASS B			
FROM	TO	HIGH	LOW
01/01/00	03/31/00	122.00	68.00
04/01/00	06/30/00	83.00	53.00
07/01/00	09/30/00	65.50	52.50
10/01/00	12/31/00	54.50	41.50
01/01/01	03/31/01	66.00	46.50
04/01/01	06/30/01	61.00	53.00
07/01/01	09/30/01	55.00	33.50
10/01/01	12/31/01	35.50	25.50
01/01/02	03/08/02	52.00	29.50

(2) Holders

As of December 31, 2001, the issuer has a total of 69,612 common equity holders. Following are the name of the top twenty (20) shareholders of each class, the number of shares held and the percentage of total shares outstanding held by each:

NAME	A SHARES	B SHARES	TOTAL	PERCENT
1. FIRST PHILIPPINE UNION FENOSA, INC.	230,084,791		230,084,791	22.86%
2. PCD NOMINEE CORPORATION (FOREIGN)	-	214,875,871	214,875,871	21.35%
3. PCD NOMINEE CORPORATION (FILIPINO)	101,122,219	53,792,182	154,914,401	15.39%
4. MERALCO PENSION FUND	59,754,540	28,793,205	88,547,745	8.80%
5. FIRST PHILIPPINE HOLDINGS CORPORATION	52,568,861	241,507	52,810,368	5.25%
6. REPUBLIC OF THE PHILIPPINES	17,303,463	30,761,726	48,065,189	4.78%
7. SOCIAL SECURITY SYSTEM	39,894,841	-	39,894,841	3.96%
8. LAND BANK OF THE PHILIPPINES TRUST ACCOUNT NO. 03-141 (ASSET PRIVATIZATION TRUST)	28,839,109	-	28,839,109	2.87%
9. LANDBANK PHILS. FAO PCGG ITF MFI	-	23,560,472	23,560,472	2.34%
10. BOARD OF ADMINISTRATOR – ESOP	6,373,995	4,210,476	10,592,471	1.05%
11. HOME DEVELOPMENT MUTUAL FUND	1,168,811	1,192,497	2,361,308	0.23%
12. PHILIPPINE HEALTH INSURANCE CORPORATION	1,731,177		1 ,731,177	0.17%

13. INSULAR LIFE ASSURANCE COMPANY	-	1,528,560	1,528,560	0.15%
14. METROPOLITAN BANK & TRUST COMPANY	730,080	730,080	1,460,160	0.15%
15. THE INSULAR LIFE ASSURANCE COMPANY LTD.	1,391,648	-	1,391,648	0.14%
16. THE INSULAR LIFE ASSURANCE COMPANY LTD.	39,860	1,326,541	1,366,401	0.14%
17. MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ	306,633	672,288	978,921	0.10%
18. CONCEPCIONS AND/OR ARANETA	15,331	688,539	703,870	0.07%
19. ANTONIO O. COJUANGCO	306,633	306,633	613,266	0.06%
20. ABACUS CAPITAL & INVESTMENT CORPORATION	9,800	567,603	577,403	0.06%
OTHER STOCKHOLDERS	62,144,985	39,268,337	101,413,322	10.08%
TOTAL	597,412,782	398,306,041	1,006,311,294	100.00%

(3) Dividends

Following are the cash dividends declared by the issuer in favor of Class A and Class B shares for the two (2) most recent years ended December 31, 2000 and 2001:

YEAR	RATE PER SHARE	RECORD DATE	PAYABLE DATE
2000	P1.25	02/15/00	03/31/00
2001	No Declaration		

The issuer's loan agreements contain restrictions with respect to, among others, payments of dividends subject to certain conditions. Said agreements provide that Meralco shall not declare or pay any dividend (other than dividends on preferred shares or stock dividends) which in respect of all classes of its common shares would exceed 80% of Meralco's net income after taxes during the preceding financial year and reduce its debt-to-equity ratio to less than 75:25.

(4) Recent Sales of Unregistered Securities

Not applicable

ITEM 6 - Management's Discussion and Analysis of Financial Condition and Results of Operation

2 0 0 1

The results of our 2001 operations reflect the especially trying year we went through. Despite the uncertainties of a global economic downturn and the disasters which dampened enthusiasm and optimism, Meralco still vigorously pursued its system expansion and rehabilitation programs. As of this writing, Meralco's petition for rate increase filed on April 14, 2000 is still pending with the Energy Regulatory Commission (ERC), (formerly Energy Regulatory Board).

With the passage of the Electric Power Industry Reform Act in June 2001, the Energy Regulatory Board was disbanded and the Energy Regulatory Commission (ERC) was appointed as regulator of the Philippine electric utility industry. One issue for the ERC will be the resolution of Meralco's April 2000 request for a 30 centavo per kilowatthour (kWh) rate increase. The ERC is currently reviewing Meralco's application in light of recent changes in the electric utility industry but has not indicated a timeframe for finalization of the review. The last time a rate increase was granted to Meralco was in 1994. The *Finance Asia Magazine* cited Meralco as one of the best in the areas of investor relations for our year 2000 operations.

- Consolidated net income for the year went down by 40.5% to ₱1.5 billion from ₱2.5 billion in 2000 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost, higher interest expenses and higher operations and maintenance expenses.

- Kilowatthour sales increased by a modest 3.7 percent from the previous year's level. Consolidated operating revenues amounted to ₱132.6 billion, representing a 24.4% increase compared to 2000's ₱106.6 billion. Operating revenues of the Parent Company grew by 24.8% from ₱103.7 billion in 2000 to ₱129.4 billion in 2001. This was due to the passed on increases in cost of power purchased from National Power Corporation (NPC) and other suppliers, complemented by the 3.7 percent kwh sales growth.

- Consolidated operating expenses rose by 25.7% to ₱129.2 billion in 2001 from ₱102.8 billion in 2000. Purchased power cost increased by 28.5% from ₱82.7 billion in 2000 to ₱106.3 billion in 2001 due to the 23.8% increase in the average price of NPC and other suppliers.

- Consolidated operations and maintenance expenses for the same period also grew by 21.3% from ₱8.6 billion in 2000 to ₱10.4 billion in 2001 due primarily to higher costs of salaries and contracted services.

- Consolidated depreciation and amortization charges increased by P689 million, or 15.8%, to ₱5.1 billion mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional depreciation expenses related to various utility plant equipment and others placed in service and the booking of appraisal for the year.

- Consolidated net interest expense increased by 51.4% from ₱2.0 billion in 2000 to ₱3.1 billion in 2001. Principal payments on long-term debt amounted to ₱7.2 billion in 2000 and ₱1.1 billion in 2001.

- Proceeds from new long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱600 million in 2001, which were used for system upgrading and plant expansion projects.

- Capital expenditures of the Parent Company in 2001 was ₱7.2 billion, 34.3% higher than the 2000 level of ₱5.4 billion. Of this amount, ₱5.9 billion was spent for electric capital projects.

- Cash dividends paid out to common and preferred stockholders amounted to ₱73.6 million for the year 2001 as compared to ₱1.12 billion in the same period of 2000.

- Retained Earnings as of end of 2001 amounted to P28.0 billion, an increase of 10.1% over 2000's level of ₱25.4 billion. The amount includes appropriations of ₱12.6 billion for 2001 and ₱6.0 billion for 2000.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review decreased by 27.4% from ₱3.51 in 2000 to ₱2.55 in 2001.

- Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Parent Company slightly increased by 0.9%, from ₱10.54 billion in 2000 to ₱10.63 in 2001, due to higher revenues recorded for the period.

I. The overbilling case previously dismissed by the Court of Appeals in favor of Meralco had been elevated by the Energy Regulatory Board to the Supreme Court.

II. Funding of capital expenditures will be sourced from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

III. The Company has an approved capital expenditure budget of ₱6.9 billion for the year 2002, the funding of which will come from internal cash generation, working capital and ESOP collections.

IV. See I, above.

V. There are no significant elements of income or loss not arising from continuing operations.

VI. Not applicable.

VII. There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

As of December 31, 2001, 78.3% of the Company's consolidated long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco had consolidated working capital of ₱8.0 billion and ₱9.8 billion as of December 31, 2001 and December 31, 2000, respectively. In December 31, 2001, the Company experienced a net decrease in cash and cash equivalents of ₱2.4 billion. Cash flows from operating and financing activities amounted to ₱1.1 billion and ₱3.6 billion, respectively. Increased receivables by ₱8.7 billion have also required increased amounts of cash from operating activities in December 2001. The increase was attributed to the higher sales volume growth and the improved collection period of 21 days in December 2001 as against 22 days in December 2000. Net cash used in investing activities totaled ₱7.1 billion, including the amount spent for capital expenditure of ₱8.2 billion.

Customers' Deposits

The balance of consolidated customers' deposits account as of December 31, 2001 are as follows:

(in *thousand* pesos)	
Meter and service deposits – net of current portion	7,866,175
Meter and service deposits - current	687,760
Interest on customers' deposits–net of current portion	3,801,992
Interest on customers' deposits - current	31,130
Advance payment received from a customer – net of current portion	804,007
Current portion of advance payment received from a customer	798,807

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

Advance payment received from a major industrial customer (referred to as "customer") represents advance payment for the customers' expected future electrical requirements for the next three years starting February 2001. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US$, until termination of the agreement.

In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US$ calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

2 0 0 0

The millennium year 2000 was one of the most challenging period for Meralco. As of this writing, Meralco's petition for rate increase filed on April 14, 2000 is still pending with the Energy Regulatory Board (ERB). The last time a rate increase was granted to Meralco was in 1994. *The Far Eastern Economic Review* ranked Meralco among the top ten corporations of the country for our year 2000 operations. This is the third time in its annual review that Meralco was cited among the best. In addition, *Finance Asia*, a business publication recognized Meralco among the best managed companies in the country for the same period. Our Company was cited in the areas of investor relations, strong commitment to enhancing shareholder value and the pursuit of an e-commerce strategy.

- Consolidated net income for the year went down by 24.8% to ₱2.5 billion from ₱3.3 billion in 1999 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost and higher operations and maintenance expenses.

- Consolidated operating revenues amounted to ₱106.6 billion, representing a 20.9% increase compared to 1999's ₱88.2 billion. Operating revenues of the Parent Company grew by 22.8% from ₱84.4 billion in 1999 to ₱103.7 billion in 2000. The increase in revenues is attributable primarily by the higher consumption levels of all sectors and increase in purchased power rates.

- Consolidated operating expenses rose by 23.5% to ₱102.8 billion in 2000 from ₱83.3 billion in 1999. Purchased power cost increased by 27.0% from ₱65.2 billion in 1999 to ₱82.7 billion in 2000 due to the 18.9% increase in the average price of NPC and other suppliers.

- Consolidated operations and maintenance expenses for the same period also grew by 22.4% from ₱7.0 billion in 1999 to ₱8.6 billion in 2000 due primarily to the effects of inflation which were offset by continuing productivity and customer service improvement measures.

- Depreciation and amortization expenses slightly increased as the Company's assets were restated to a more reasonable current appraised value. Total depreciation and amortization expenses increased by 9.3% from ₱4.0 billion in 1999 to ₱4.4 billion in 2000.

- Consolidated net interest expense increased by 40.6% from ₱1.46 billion in 1999 to ₱2.05 billion in 2000. Principal payments on long-term debt amounted to ₱793.9 million in 1999 and ₱7.2 billion in 2000, respectively.

- Proceeds from new long-term loans with various multilateral and bilateral institutions totaled ₱14.1 billion in 2000, of which ₱4.9 billion was a refinancing loan. These were used for system upgrading and plant expansion projects.

- Capital expenditures of the Parent Company during the year 2000 amounted to ₱5.4 billion, 17.6% lower than the 1999 level of ₱6.5 billion.

- Cash dividends paid out to common and preferred stockholders amounted to ₱1.12 billion for the year 2000 as compared to ₱2.16 billion in the same period of 1999.

- Retained Earnings as of end of 2000 amounted to P25.4 billion, an increase of 3.3% over 1999's level of P24.6 billion. Both amounts are inclusive of P6.0 billion appropriations.

I. The overbilling case previously dismissed by the Court of Appeals in favor of Meralco had been elevated by the Energy Regulatory Board to the Supreme Court.

VIII. Funding of capital expenditures will be sourced from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

IX. The Company has an approved capital expenditure budget of P8.2 billion for the year 2001, the funding of which will come from internal cash generation, working capital and ESOP collections.

X. See I, above.

XI. There are no significant elements of income or loss not arising from continuing operations.

XII. Not applicable.

XIII. There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

As of December 31, 2000, 88.67% of the Company's long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco and its subsidiaries had a consolidated working capital of ₱4.9 billion and ₱9.8 billion as of December 31, 1999 and December 31, 2000, respectively. In December 31, 2000, the Company experienced a net increase in cash and cash equivalents of ₱3.2 billion. Cash flows from operating and financing activities for the year under review amounted to ₱5.3 billion and ₱9.5 billion, respectively. Increased receivables by ₱6.8 billion have also required increased amounts of cash from operating activities in December 2000. The increase was attributed to the higher sales volume growth and the improved collection period of 23 days in December 2000 as against 25 days in December 1999. Net cash used in investing activities totaled ₱11.6 billion, including the amount spent for capital expenditure of ₱5.8 billion.

Customers' Deposits

The balance of consolidated customers' deposits as of December 31, 2000 are as follows:

(in *thousand* pesos)	
Meter and service deposits – net of current portion	7,230,577
Meter and service deposits - current	387,319
Interest on customers' deposits–net of current portion	3,097,206
Interest on customers' deposits - current	19,678

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

1 9 9 9

In its 96th year of service, Meralco again became the 2nd biggest company in the Philippines in terms of gross revenues. It accounted for approximately 61% of the country's electricity sales. For the third time, the Company had been named as one of Asia's best managed companies in 1999, according to a survey conducted by business publication *Asiamoney*.

1999 was also a triumphant year for the Company in view of the overbilling case filed by the Energy Regulatory Board (ERB) with the Court of Appeals (CA). And it can now be positively declared that, Meralco did not overbill its customers. In a decision dated 23 December 1999, the CA reaffirmed its first ruling on 24 February 1999 that Meralco could include income tax as part of its operating expenses and pass it on to customers. The appellate court said there was nothing new raised in the ERB's appeal. At the same time, the CA said that all kinds of taxes are classified as reasonable cost of service and should be accepted as valid operating expenses, therefore Meralco could validly deduct its income tax from its gross revenues before the determination of the return on profit.

- Consolidated net income for the year went down by 34.0% to ₱3.3 billion from ₱5.0 billion in 1998 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost and higher operations and maintenance expenses.

- Consolidated operating revenues amounted to ₱88.5 billion, representing a 3.0% increase compared to 1998's ₱85.9 billion. Operating revenues of the Parent Company grew by 3.5% from ₱81.5 billion in 1998 to ₱84.4 billion in 1999. The increase in revenues is attributable primarily to a 5.5% increase in the average cost of purchased power. Sales volume increased slightly by 0.6%.

- Consolidated operating expenses rose by 3.7% to ₱83.6 billion in 1999 from ₱80.6 billion in 1998. Purchased power cost increased by 3.8% from ₱62.8 billion in 1998 to ₱65.2 billion in 1999 due to the 5.5% increase in the average price of NPC and other suppliers and a minimal increase in sales volume.

- Operations and maintenance expenses grew by 8.7% from ₱6.7 billion in 1998 to ₱7.3 billion in 1999 due primarily to the effects of inflation which were offset by continuing productivity and customer service improvement measures.

- Depreciation likewise increased by 23.5% from ₱3.0 billion in 1998 to ₱3.7 billion in 1999 due to asset appraisal and plant additions during the year.

- Consolidated net interest expense increased by 3.5% from ₱938 million in 1998 to ₱1.5 billion in 1999. Principal payments on long-term debt amounted to ₱1.1 billion in 1998 and ₱0.8 billion in 1999.

- Drawdowns from long-term loans with various multilateral and bilateral institutions totaled ₱3.9 billion in 1999, 34.6% lower than ₱5.9 billion in 1998. These were used for system upgrading and plant expansion projects.

- Capital expenditures for 1999 amounted to ₱7.0 billion, of which ₱5.3 billion was spent for electric capital projects. 1999's total capex is 2.2% more than the ₱6.9 billion level in 1998.

- Cash dividends paid out to common and preferred stockholders amounted to ₱2.2 billion in 1999 and 1998, of which ₱2.1 billion represents payments to common stockholders at ₱2.50 per share.

- Retained Earnings as of end of 1999 amounted to P24.6 billion, an increase of 12.7% over 1998's level of P21.8 billion. Both amounts are inclusive of P6.0 billion appropriations.

I. The overbilling case previously dismissed by the Court of Appeals in favor of Meralco had been elevated by the Energy Regulatory Board to the Supreme Court.

II. Funding of capital expenditures will be sourced from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

III. The Company has an approved capital expenditure budget of P8.6 billion for the year 2000, of which approximately 93% is expected to be financed by internal cash generation and the balance by long-term and short-term borrowings.

IV. See I, above.

V. There are no significant elements of income or loss not arising from continuing operations.

VI. Not applicable.

VII. There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

As of December 31, 1999, 84.02% of the Company's long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco and its subsidiaries had a consolidated working capital of ₱4.9 billion as of December 31, 1999. In December 31, 1999, the Company experienced a net increase in cash and cash equivalents of ₱522 million. Cash flows from operating and financing activities for the year under review amounted to ₱9.9 billion and ₱2.8 billion, respectively. Decreased receivables by ₱1.7 billion have also required decreased amounts of cash from operating activities in December 2000. Net cash used in investing activities totaled ₱12.2 billion, including the amount spent for capital expenditure of ₱7.0 billion.

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
(Part III(A)(2)(b) of Annex "C")

The major factors affecting Meralco's financial condition and results of operations are:

1. Philippine and Regional Economic Conditions. The Asian economic crisis has adversely affected all major countries in Asia, including the Philippines. The Company's Currency Exchange Rate Adjustment mechanisms have allowed the Company to pass on to its customers increases in its purchased power costs and some of the effects of the Peso depreciation (but not increased interest charges). However, the Company has filed on April 14, 2000, a petition for rate increase and is still pending with the Energy Regulatory Commission. The last time a rate increase was granted to Meralco was in 1994.

2. Power Rate Structure, Regulation and System Losses. The Company's rate structure is the most significant determinant of its operating results Meralco's rates to its customers are composed of the Basic Charge, the Purchased Power Adjustment (the "PPA") and the Currency exchange Rate Adjustment (the "CERA"). The Basic Charge incorporates Meralco's purchased power costs from NPC and other suppliers and the distribution cost (which is the cost of operating and maintaining Meralco's electric distribution system as well as all other costs related to the rendering of service to its customers). The Basic Charge for each customer class is a fixed amount and is not subject to monthly fluctuations.

   Meralco's profits are regulated on an RORB basis. Meralco calculates RORB as operating income after income tax – operating, divided by rate base. Meralco's rate base is defined as the sum of one-sixth of the cost of purchased electricity and operations and maintenance expenses and the average net utility plant in service of the relevant period. The ERC has in the past allowed utilities an RORB of up to 12% (under the Charter Formula) based on a 1966 Philippine Supreme Court decision. The loan covenants of certain Meralco's Government-guaranteed borrowings from the International Bank for Reconstruction and Development (the "World Bank") and the Asian Development Bank ("ADB") require Meralco to maintain an RORB of at least 8% (under the Lender Formula). The ERC has approved five rate increases since 1981 and the last increase was provisionally granted in 1994 after the Company's RORB had fallen to 5.6% (under the Charter Formula).

   Although the Company's RORB fell from 7.1% in 1998 to 5.6% in 1999 under the Charter Formula, it did not apply for a rate increase in 1998 as the Company did not want to unduly burden its customers during the Asian economic crisis. The Company applied only last April 14, 2000 and as of this writing, the petition is still pending with the Energy Regulatory Commission.

System loss deteriorated from 10.18 percent in 2000 to 10.39 percent in 2001. Philippine law limits Meralco's ability to pass on system loss to its customers. While Meralco's system loss was above the legal limit in each of 2000 and 2001, it remained 0.89 percent above the legal limit for 2001. The legal limit for 2000 – 2001 is 9.5%.

3. Electricity Supply. Meralco is highly dependent on NPC for power. Currently, the Company purchases approximately 89.5% of its requirements from NPC and 10.5% from various IPP's for the year 2001. Meralco's 10-year power purchase agreement with NPC expires in November 2004. The agreement provides that NPC is committed to sell and deliver electric power to Meralco, which is in turn committed to purchase this power from NPC, subject to the terms and conditions specified in the contract. However, as early as September last year, the Company already wrote National Power Corporation of its intention to enter into a transition supply contract (TSC), to replace the existing power supply agreement as provided for by RA 9136 (Electric Power Industry Reform Act). As of this writing, the parties concerned are still threshing out details of the proposed TSC at the negotiating table.

4. Exchange Rates. Substantially all of the Company's long-term debt is denominated in U. S. dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P27.772 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA. The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.

5. Republic Act 9136. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which will be reflected in the August 2001 electric bill (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.

6. Liquidity and Capital Resources. To date, the Parent Company has met its capital expenditure requirements primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated. Parent company's total long-term debt as of December 31, 2001 (including the current portion) was ₱26.51 billion, of which ₱3.63 billion was denominated in pesos and the equivalent of ₱22.88 billion of which was denominated in foreign currencies, primarily U.S. dollars. The Company anticipates that capital expenditure will be the most significant use of funds for the next several years.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and borrowings from financial institutions. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

7. Customers' Deposits. A new customer is required to make two deposits with Meralco. The first deposit secures payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. The second deposit covers 50% of the cost of the metering equipment. Both deposits are due within 30 days from contract signing, and are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. In 1995, the then Energy Regulatory Board amended the 1941 Standard Rules and Regulations governing electric utilities by providing, among other terms, that the deposits bear

interest at 10% per annum instead of the original 6% per annum. The Company has contested, among other provisions, the increase in interest rate and continues to refund deposits at 6% per annum, but has made provisions for the differential of 4% starting May 1998.

8. Rate Unbundling. The Joint Congressional Power Commission (JCPC) on February 18, 2002 stamped its final approval on the Implementing Rules and Regulations (IRR) of the Electric Power Industry Reform Act of 2001 or Republic Act 9136. Earlier, the provisionally approved version of the IRR addressed three main Meralco concerns, to wit:

a. Extension of market share caps over sectors other than generation.
b. The review criteria for distributors' IPP contracts.
c. Replacement of the current 10-year power supply agreement with the National Power Corporation with a transition supply contract.

On December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Section 36 of Republic Act 9136. Initial hearings on this application was conducted by the Energy Regulatory Commission (ERC) last March 11, 12, April 2, 5, and 9, 2002.

The application was filed in accordance with ERC Order on October 31, 2001 which prescribed uniform filing requirements for all distribution utilities. This included the submission of cost service figures (i.e. audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and parameters specified by the ERC. The updated cost of service figures served as basis of the proposed unbundled rate schedules.

Docketed as ERC Case No. 2001-900, the Meralco proposal unbundled the rates into:

a. Generation/Transmission Charge (pending the approval of NPC's own unbundling petition).
b. Distribution Charge
c. Metering Charge
d. Supply Charge
e. Universal Charge (details the amount of interclass subsidies received or provided by each rate class).

The filed application also proposes a lifeline consumption level of 50 kwh and a ₱5 per kwh rate. Section 73 of RA 9136 provides for the institution of a socialized pricing mechanism for a marginalized end user, at a level of consumption and rate to be determined by the Energy Regulatory Commission (ERC). Estimates of the interclass cross-subsidies, based on updated service data cost and an adjustment of the system loss cap (the current RA 7832 cap is 9.5

percent). Section 43 (f) of RA 9136 empowers the ERC to set new caps on recoverable system losses, considering load density, sales mix and delivery voltage and other technical parameters.

Republic Act 9136 mandates the Energy Regulatory Commission (ERC) to rule on the application within six months from filing, or by June 26, 2002.

9. Recent Corporate Developments. (1) On March 18, 2002, the Board of Directors approved the increase in Meralco's Authorized Common Stock, from ₱10.8 billion to ₱12.42 billion, consisting of 162,000,000 Common Shares with a par value of ₱10.00 per share. The said increase in capitalization will be submitted to the Company's stockholders for ratification at the Annual Stockholders' Meeting scheduled on May 28, 2002. Pursuant to the requirements of the Securities Regulation Code and SRC Rule 17.2 (c), said development was reported to SEC on March 18, 2002.

(2) On 25 September 2001, Meralco inked a ₱600M term loan facility under the Land Bank of the Philippines Countryside Loan Fund I program to finance the company's existing loan facilities and fund permanent working capital expenditures.

(3) The Committee on Legislative Franchises of the Lower House approved in principle House Bill 4239 that seeks to grant Meralco a 25-year consolidated franchise. HB 4239 which was approved during the committee's third hearing on February 13, 2002, is still subject to changes in style and certain amendments. The bill will undergo a second and third reading at the Plenary Session.

Once a majority vote in the Plenary is reached, the measure will be transmitted to the Senate where the same deliberation process will occur. In the Senate, franchise bills are referred to the 11-member Committee on Public Services chaired by Sen. Joker P. Arroyo. The bill was sponsored by House Majority Floor Leader Neptali M. Gonzales II.

(4) Meralco recently signed a US$30 million Master Credit Agreement with Credit Lyonnais. The loan facility will provide long-term fixed interest rate funding for Meralco's purchases of equipment and services from OECD countries. It will also diversify Meralco's funding sources as it will enable the company to tap the guarantee of export credit agencies.

Section 43 of the Corporation Code "Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock, except:"

The pertinent provision of Section 43 of the Corporation Code provides that:

> Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock except (1) when justified by definite corporate expansion projects or programs approved by the board of directors; or (2) when prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or (3) when it can be clearly shown that such retention is necessary under special circustances obtaining in the corporation, such as when there is a need for special reserve for probable contingencies (underscoring ours).

- Given the delay incurred by the Company in securing a rate adjustment from the Energy Regulatory Commission which has remained pending before said regulator in spite of the Company's repeated pleas of the urgency of such rate adjustment, Meralco's management had deemed it prudent not to declare dividends or appropriate such amounts from its retained earnings to comply with the limitations set forth in Section 43 of the Corporation Code. The on-going process of the hearings being conducted by the Regulators on the matter of the rate adjustment does not give the Company reasonable comfort in determining when such rate adjustment will be granted.

- The situation under the Company is operating in as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of any further delay in Meralco's rate adjustment petition and ensure its continued viability.

- It is clear that present circumstances under the exception cited in Section 43 of the Corporation Code apply to Meralco.

- However, on March 18, 2002, the Board of Directors approved the increase in Meralco's Authorized Common Stock, from ₱10.8 billion to P12.42 billion, consisting of 162,000,000 Common Shares with a par value of P10.00 per share. The said increase in capitalization will be submitted to the Company's stockholders for ratification at the Annual Stockholder's Meeting scheduled on May 28, 2002.

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of December 31, 2001
(In Thousand Pesos, Except Ratio)

Preferred stock	863,175
Common stock	10,063,113
Capital in excess of par value	3,445,417
Deposits on subscriptions to preferred stock	155,235
Subscriptions receivable, common stock	(170,570)
TOTAL PAID-IN CAPITAL (a)	**14,356,370**
UNAPPROPRIATED RETAINED EARNINGS (b)	**15,350,745**
RATIO (b / a)	**106.93%**

Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

Item 7. Financial Statements

The consolidated financial statements and supplementary schedules, Exhibit 2, are filed as part of this Form 17-A.

ITEM 7 - FINANCIAL STATEMENTS (SRC Rule 68)

Consolidated Audited Financial Statements

1. **Utility Plant and Others** **(See separate sheet)**

2. **Schedule of Accounts Payable and Other Liabilities**

	2001	2000	1999
Meralco			
a National Power Corporation (Napocor)	6,212,974	6,257,241	5,373,203
b Foreign piurchases	206,912	181,206	184,259
c Local purchases	672,904	111,702	0
d Others	4,111,313	3,558,293	974,168
Total Trade Accounts Payable - Parent Co.	**11,204,103**	**10,108,442**	**6,531,630**
Other Liabilities:			
Rockwell Land Corporation	296,759	87,735	44,493
Corporate Information Solutions, Inc.	210,459	51,940	118,521
MST Corporation	0	34	34
Meralco Industrial Eng'ng. Services Corp.	266,849	533,651	392,732
Batangas Cogeneration Corporation	0	28,201	0
Meralco Energy, Inc.	0		
e-Meralco Ventures, Inc.	0		
Current portion of advance payment received from a customer	798,807	-	-
Current portion of meter & service deposits	687,760	387,319	337,878
Accrued taxes	617,295	645,712	1,356,354
Accrued interest on loans	527,271	504,152	365,492
Current portion of interest on meter and service deposits	31,130	19,678	16,992
Accrued expenses and other payables	2,418,668	2,407,303	1,532,946
GRAND TOTAL	**17,059,101**	**14,774,167**	**10,697,072**

Notes:

a. Liability to NPC represents unpaid power purchases from NPC and rental of NPC equipments in the Balintawak substation.

b & c. Foreign and local purchases represent amounts due to suppliers of poles, cables, wires, transformers and such other requirements of the different substations.

d. Others mainly represents the cost of energy purchased from Duracom, Quezon Power, and First Gas Corp. It also includes miscellaneous payables such as water bill (MWSS), telephone charges (PLDT) and security services.

3. Breakdown of Consolidated Interest and Other Financial Charges
(State separately: Interest on bonds, mortgages and other similar long-term debt; amortization of debt discount, expense or premium and other interest.)

	2001	2000	1999
Meralco			
Interest on long-term debt	1,898,895	1,375,391	1,001,206
Interest on bonds	1,190	14,383	20,363
Interest on short-term loans	468,621	325,851	319,288
Other interest expenses	828,104	796,408	705,754
Amortization of debt expense	60,164	55,408	22,506
Interest charged to construction	(216,940)	(168,683)	(389,725)
Miscellaneous income	(556,088)	(556,977)	(263,563)
TOTAL - Parent Co.	**2,483,946**	**1,841,781**	**1,415,829**
Meralco Industrial Eng'ng. Services Corp.			
Interest on short-term debt	103,524	203,713	49,110
Other income	(174,364)	0	0
Rockwell Land Corporation			
Interest expense on loans	648,142	58,349	-
Other expenses	65,466	3,210	-
Interest income	(53,499)	(49,009)	(27,507)
Miscellaneous income	(50,215)	(3,390)	(8,281)
Batangas Cogeneration Corporation			
Interest charged to construction	12,749	(12,749)	0
Corporate Information Solutions, Inc.			
Interest on long-term debt	30,759		27,556
Miscellaneous income	34,738	6,434	0
GRAND TOTAL	3,101,246	2,048,339	1,456,707

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
COMPUTATION OF NET BOOK VALUE
FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousand Pesos)

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Utility Plant and Others:					
C O S T:					
Electric plant in service	61,273,168	7,519,262	82,625	0	68,709,805
Construction work In progress	10,591,467	0	3,589,240	0	7,002,227
Other Property and equipment	2,355,189	3,941,369	0	0	6,296,558
APPRAISAL INCREASE:					
Electric plant in service	42,074,117		492,424	4,324,231	45,905,924
T O T A L S	**116,293,941**	**11,460,631**	**4,164,289**	**4,324,231**	**127,914,514**
Less: Accumulated Depreciation					
C O S T:					
Electric plant in service	13,413,429	3,275,299	81,724		16,607,004
Other Property and equipment	741,657	33,523			775,180
APPRAISAL INCREASE:					
Electric plant in service	17,998,753		223,411	2,552,709	20,328,051
Total Accumulated Depreciation	**32,153,839**	**3,308,822**	**305,135**	**2,552,709**	**37,710,235**
NET BOOK VALUE 12/31/2001	**84,140,102**	**8,151,809**	**3,859,154**	**1,771,522**	**90,204,279**

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY PLANT AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousand Pesos)

ASSETS	BEGINNING BALANCE DEC. 31, 2000	ACQUISITIONS DURING THE YEAR	CAPITALIZED REPAIRS AND MAINTENANCE	APPRAISAL INCREASE	PROPERTY RETIRED/SOLD DURING THE YR	ENDING BALANCE DEC. 31, 2001
IN SERVICE						
LAND & LAND IMPROVEMENTS	P 8,607,903	P 21,328	0	P -	P 270,000	P - 8,359,231
BUILDING AND IMPROVEMENT	4,965,619	159,218	0	850,794	-	5,975,631
STATION EQUIPMENT	19,270,535	1,290,942	0	545,914	439	21,106,952
TOWERS & FIXTURES	60,956	354,611	0	14	-	415,581
POLES & FIXTURES	18,124,756	289,238	0	852,471	125,882	19,140,583
OVHD TRANS. & DIST. SYSTEM	13,906,572	641,034	0	(228,912)	40,588	14,278,106
LINE TRANSFORMERS & INST.	15,864,508	1,550,821	0	285,297	23,937	17,676,689
CONSUMER METERS & INST.	13,338,454	1,064,829	0	1,389,059	93,718	15,698,624
ST. LIGHTING & SIGNAL SYSTEM	523,057	17,680	0	(5,966)	16,551	518,220
OFFICE FURNITURE & FIXTURES	449,583	636,721	0	17,137	-	1,103,441
TOOLS & SHOP EQUIPMENTS	441,858	71,242	0	73,268	25	586,343
COMMUNICATION EQUIPMENT	4,041,759	891,380	0	243,241	-	5,176,380
TRANSPORTATION EQUIPMENT	1,179,601	378,650	0	194,116	(4)	1,752,371
OTHER TANGIBLE PROPERTY	2,850,316	387,484	0	107,798	3,999	3,341,599
CONTRIBUTION IN AID OF CONSTRUCTION	(278,192)	(235,830)				(514,022)
TOTAL	**P 103,347,285**	**P 7,519,348**	**P 0**	**P 4,324,231**	**P 575,135**	**P 114,615,729**
NOT IN SERVICE						
LAND & LAND IMPROVEMENTS	-	-		-	-	-
BUILDING AND IMPROVEMENT	-	-		-	-	-
CONSTRUCTION WORK IN PROGRESS	7,125,421	(230,180)		-	-	6,895,241
TOTAL	**P 7,125,421**	**P (230,180)**	**P 0**	**P -**	**P -**	**P 6,895,241**

*SECREQUIREMENTS

MANILA ELECTRIC COMPANY
SCHEDULE OF DEPRECIATION EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousand Pesos)

KIND OF PROPERTY	COST	APPRAISAL INCREASE	DEPRECIATION ALLOWED IN PRIOR YEAR	RATE OF DEPRECIATION	ESTIMATED LIFE FROM DATE OF ACQUISITION	DEPRECIATION ALLOWED THIS YEAR
BUILDING AND IMPROVEMENT	P 4,442,663	P 1,532,969	P 121,867	3.33%/2.50%	30/40	P 154,213
STATION EQUIPMENT	12,227,439	8,879,513	633,242	3.33%	30	695,183
TOWERS & FIXTURES	416,009	(429)	1,898	3.33%	30	13,960
POLES & FIXTURES	14,076,861	5,063,722	572,540	3.33%	30	653,766
OVHD TRANS. & DIST. SYSTEM	8,165,672	6,112,434	448,377	3.33%	30	466,769
LINE TRANSFORMERS & INST.	9,047,927	8,628,762	533,315	3.33%	30	570,422
CONSUMER METERS & INST.	6,579,946	9,118,677	540,529	4.00%	25	609,141
ST. LIGHTING & SIGNAL SYSTEM	334,037	184,183	15,951	3.33%	30	18,012
OFFICE FURNITURE & FIXTURES	1,079,000	24,441	58,005	5.00%	20	50,851
TOOLS & SHOP EQUIPMENTS	464,547	121,796	23,090	5.00%	20	29,451
COMMUNICATION EQUIPMENT	4,414,323	762,057	182,669	5.00%	20	248,965
TRANSPORTATION EQUIPMENT	1,807,651	(55,280)	8,476	5.00%	20	21,799
OTHER TANGIBLE PROPERTY	3,770,280	(428,681)	293,856	3.33%/5.00%	30/20	503,822
TOTAL	**P 66,826,355**	**P 39,944,164**	**P 3,433,815**			**P 4,036,354**

*SECREQUIREMENTS

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

There are no changes in and disagreements with accountants on accounting and financial disclosures.

PART III – CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers

(1) Identity of Directors, Executive Officers and Significant Employees

Directors:

- Felipe B. Alfonso
- Carlos G. Dominguez
- Octavio Victor R. Espiritu
- Jesus P. Francisco
- Monico V. Jacob
- Federico R. Lopez
- Manuel M. Lopez
- Christian S. Monsod
- Victoriano R. Reinoso
- Washington Z. Sycip
- Margarito B. Teves

Executive Officers:

Manuel M. Lopez	-	Director/Chairman of the Board and Chief Executive Officer
Felipe B. Alfonso	-	Director/Vice Chairman
Jesus P. Francisco	-	Director/President and Chief Operating Officer
Jose T. Guingona	-	Assistant to the President
Pastor S. del Rosario	-	Assistant to the President and General Counsel
Daniel D. Tagaza	-	Senior Vice President/Chief Financial Officer and Comptroller
Rafael L. Andrada	-	Vice President and Treasurer
Ricardo V. Buencamino	-	Vice President
Jaime R. Camacho	-	Vice President
Leonisa C. de la Llaña	-	Vice President
Pepito A. Pablo	-	Vice President
Carlos O. Rillo	-	Vice President
Camilo D. Quiason	-	Corporate Secretary

MANUEL M. LOPEZ: 59, Director/Chairman and CEO (July 1, 2001 to present).
Chairman of Meralco Industrial Engineering Services Corporation, Philippine Commercial Capital, Inc., Corporate Information Solutions, Inc., Rockwell Land Corporation; Director of ABS-CBN Broadcasting Corporation, Maynilad Water Services, Inc., Sky Vision Corporation, First Philippine Holdings Corporation, Benpres Holdings Corporation, Bayantel Holdings Corporation, First Private Power Corporation, First Philippine Infrastructure Development Corporation, e-Meralco Ventures, Inc.

FELIPE B. ALFONSO: 65, Director/Vice Chairman (July 1, 2001 to present).
Chairman of e-Meralco Ventures, Inc., Meralco Energy, Inc. Association of Deans of Southeast Asian Graduate Schools of Management (ADSGM), Advisory Board of Center for Corporate Citizenship PBSP, Freedom to Build, Gaston Z. Ortigas Peace Institute, Hambrecht & Quist Philippine Ventures, Inc., Hambrecht & Quist Philippine Holdings, Inc., Muntinlupa Development Foundation, STI Foundation for Leadership in Information Technology and Education; Co-Vice Chairman, Asian Institute of Management, Executive Director, Ramon V. del Rosario, Sr. AIM Center for Corporate Responsibility; Vice Chairman of First Metro Investment Corporation, Philippine-Malaysia Business Council; President of International Management Development Network (INTERMAN); Director General, Philippine Committee, Pacific Basin Economic Council (PBEC); Director of Benpres Holdings Corporation Limited, First Private Power Corporation, Bauang Private Power Corporation, Jollibee Foods Corporation, Philippine TA Securities Berhad, PHINMA, Inc., TA Bank Berhard (Philippines), Wockhardt Limited (India), Founding Governor of STI – Information and Communications Technology Academy (I-Academy); Trustee of Coca-Cola Foundation of the Philippines, SKY Foundation, Philippine Foundation for Global Concerns (formerly APEC Foundation of the Philippines), Gerry Roxas Foundation, PHINMA Group Training Foundation, Punla sa Tao Foundation; Member of Advisory Board of Bacnotan Consolidated Industries, Inc., RP-Thailand Business Council, Makati Business Club, Management Association of the Philippines, ACT Group, AIM, Integrated Bar of the Philippines, Lay Am Core Group, Philippine Heart Association.

CARLOS G. DOMINGUEZ: 56, Director (May 29, 2001 to present).
Chairman and President of Philippine Associated Smelting and Refining Corporation (PASAR); President of Philippine Tobacco Flue-Curing and Re-Drying Corporation, Baesa Redevelopment Corporation, C. G. Dominguez and Associates, Inc., Retail Specialists, Huntly Corporation, The Linden Suites, Inc. Halifax Capital Resources, Inc.; Chairman of RCBC Capital Corporation; Director of Alsons Consolidated Resources, Inc., United Paragon Mining Corporation, Central Azucarera Don Pedro, Shangri-la Plaza Corporation, Northern Mindanao Corporation.

OCTAVIO VICTOR R. ESPIRITU: 58, Director (May 29, 2001 to present).
Chairman of Board of Trustees and Finance Committee of Ateneo de Manila University, Philippine Committee of Georgetown University; Chairman and President of MAROV Holding Company, Inc.; Director of Bank of the Philippine Islands, Investment and Capital Corporation of the Philippines, Beacon Property Ventures, Inc., Bacnotan Steel Industries, Inc., SM Development Corporation; Trustee/Vice President and Treasurer of Ma. Montessori Foundation, Inc.; Trustee of Philippine Center for Population and Development, Inc.; President and CEO of Far East Bank and Trust Company.

JESUS P. FRANCISCO: 58, President and COO (July 1, 2001 to present).
Acting President and Vice Chairman of Meralco Industrial Engineering Services Corporation (MIESCOR); Vice Chairman of Meralco Energy, Inc.; Director of e-Meralco Ventures, Inc., Corporate Information Solutions, Inc. Rockwell Land Corporation, First Private Power Corporation, General Electric Philippines Metering and Instruments Corporation, Inc. (GEPMICI), First Private Power Corporation, Bauang Private Power Corporation; President and Chairman of Miescor Builders, Inc. Miescor (USA), Inc.; President of Clark Electric Distribution Corporation, Chairman of Landbees Corporation.

MONICO V. JACOB: 56, Director (June 23, 1998 to present).
Chairman of CEOs, Inc., Induplex, Inc., Corlink, Inc., Preferred Practices & Systems, Inc.; Chairman and CEO of ARMC Asset Management Corporation; Director of Philsteel Corporation, Steel Corporation and Filipino Merchant Insurance Corporation.

FEDERICO R. LOPEZ: 40, Director (September 27, 1999 to present).
Director of ABS Bayan Microfinance, ABS-CBN Broadcasting Corporation, First Philippine Conservation, Inc. Panay Power Corporation, First Private Power Corporation, Bauang Private Power Corporation, Philippine Electric Corporation; Executive Vice President of First Generation Holdings Corporation; Executive Vice President and General Manager of First Gas Power Corporation, Vice President of First Philippine Holdings Corporation.

CHRISTIAN S. MONSOD: 65, Director (December 21, 1998 to present).
Director of First Philippine Infrastructure Development Corporation, Philippine Electric Corporation, First Philippine Industrial Corporation, Ecco-Asia Corporation, First Philippine Energy Corporation, First Holdings Realty and Development Corporation, Manila North Tollways Corporation, Maynilad Water Services, First Philippine Balfour Realty, First Philippine Industrial Park, First Generation Corporation, First Electro Dynamics Corporation, Asian Eye Institute; Director and Chief Strategist of Benpres Holdings Corporation; Director and Senior Consultant of First Philippine Holdings Corporation; President of First Philippine Conservation, Inc.; Consultant of Banco Filipino.

VICTORIANO R. REINOSO: 53, Director (May 31, 1999 to present)
Director of Compania Espanola de Petroleos Red Electrica of Spain, S.A., Red Electrica de Espana, Operadora del Mercado Espanol de Electricidad, Circulo de Empresarios; President of AUNA Cable, Spanish Energy Club; Vice President of the Spanish Committee in thw World Energy, Governance Committee of the Red Cross Foundation of Spain; Chairman of Association of Business Schools of Galicia; Governance Committee Member of Fundacion Empresa Universidad Gallega, Cotec Foundation for Technology Innovation.

WASHINGTON Z. SYCIP: 80, Director (August 1996 to present).
Founder of SGV Group; Chairman of the Board of Trustees and Board of Governors of Asian Institute of Management; Chairman of Asia Pacific Advisory Committee New York Stock Exchange; Vice Chairman of Board of Trustees of The Conference Board (New York); Honorary Chairman of Euro-Asia Center INSEAD (Fountainbleau, France); Director of Golden Hope Plantantions (Malaysia); International Advisory Board Member of Council on Foreign Relations (New York), American International Group (New York), The Chase Manhattan Bank, Prudential Asia Infrastructure Investments; Board Member of Joseph H. Lauder Institute of Management and International Studies (University of Pennsylvania); Member of Board of Overseers of Columbia Unviersity Graduate School of Business (New York); Honorary Life Trustee of The Asia Society (New York).

MARGARITO B. TEVES: 58, Director (September 25, 2000 to present).
President and CEO of Land Bank of the Philippines; Director of Bankers Association of the Philippines (BAP), Great Pacific Life Assurance Corporation, Pacific Plans, Inc., PhilEquity Fund, Inc., Eminent Persons Group Export Development Council, Center for Legislative Development, Inc.; Trustee of Ayala Foundation, Inc.

JOSE T. GUINGONA: 67, Assistant to the Chairman.
Chairman of the Board of ABS-CBN Foundtion, Inc.; President of Soluziona Philippines, Inc.; Directors of First Private Power Corporation, Bauang Private Power Corporation, Meralco Industrial Engineering Services Corporation, Philippine Commercial Capital, Inc., PCCI Finance Corporation, PCCI Insurance Brokerage Corporation, Plum Point Development Corporation, AMT Corporation, Consultant of ABS-CTV, Benpres Holdings, Inc.

PASTOR S. DEL ROSARIO: 75, Assistant to the Chairman and General Counsel.
Chairman of the Board of Corporate Information Solutions International, Inc.; Vice Chairman of Corporate Information Solutions, Inc,; Director of Philippine Commercial Capital, Inc. PCCI Insurance Brokerage, Inc., PCCI Finance Corporation.

CAMILO D. QUIASON: 76, Corporate Secretary
Director of Lopez, Inc., Enrico Realty Corporation, First Philippine Holdings Corporation, Semper Investment, Inc. Quemabar Investment, Inc.

DANIEL D. TAGAZA: 61, Senior Vice President/Chief Financial Officer & Comptroller.
Director of Corporate Information Solutions, Inc., General Electric Philippines Meter & Instrument Company, Mutual Fund Company of the Philippines, Meralco Industrial Engineering Services Corporation, Philippine Commercial Capital, Inc., PCCI Insurance Brokerage, Inc., Meralco Energy, Inc., MMLDC, Inc.; Trustee of Meralco Pension Fund.

RAFAEL L. ANDRADA: 42, Vice President and Treasurer.
Trustee of the Meralco Pension Fund; Director of Rockwell Land Corporation, Rockwell Land Leisure Club, Corporate Information Solutions, Inc., First Private Power Corporation, Bauang Private Power Corporation, Butuan Telephone Company, e-Meralco Ventures, Inc., Bayantrade Dotcom, Inc., Meralco Industrial Engineering Services Corporation.

RICARDO V. BUENCAMINO: 57, Vice President.
Director of CEPSI Philippines, Inc., Corporate Information Solutions, Inc., Clark Electric Distribution Corporation, General Electric Philippines Meter and Instrument Co., Inc., Meralco Energy, Inc., Association of Former Meralco Employees, Meralco Industrial Engineering Services Corporation.

JAIME R. CAMACHO: 53, Vice President.

LEONISA C. DE LA LLANA: 48, Vice President.
Director/Corporate Secretary of Soluziona Philippines, Inc., Director of e-Meralco Ventures, Inc., Corporate Planning Society of the Philippines; Trustee/General Manager of MMLDC Foundation, Inc; Member of the Board of CEPSI Philippines, Inc.

PEPITO A. PABLO: 60, Vice President.
General Manager of MIESCOR Builders, Inc.; Member of the Board of Meralco Industrial Engineering Services Corporation, MIESCOR Builders, Inc.; Senior Vice President and Head of MIESCOR Marketing Division.

CARLOS O. RILLO: 58, Vice President.
Director of MIESCOR Builders, Inc., e-Meralco Ventures, Inc., Soluziona Philippines, Inc., General Electric Philippines Meter and Instrument Co., Inc.,

The Directors are elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting and until their successors shall have been elected and qualified.

The registrant has not received or made any nominations for directorship.

Mr. Manuel M. Lopez, Chairman of the Board & CEO of the registrant and Mr. Federico R. Lopez are relatives; Mr. Federico R. Lopez is the nephew of Mr. Manuel M. Lopez.

The registrant is not aware of any legal proceedings of the nature required to be disclosed under Part II paragraph (c) of RSA Rule 3-3 with respect to directors and executive officers.

The requirement set forth by Sec. 38 of the Securities Regulation Code had been met in that at least four (4) independent directors constitute more than 20% of the 11-Man Board of Directors, namely, Carlos G. Dominguez, Margarito B. Teves, Octavio Victor R. Espiritu and Monico V. Jacob.

Item 10. Executive Compensation

Summary of Compensation

NAME/POSITION	YEAR	SALARY	BONUS	TOTAL
MANUEL M. LOPEZ Chairman & CEO				
PASTOR S. DEL ROSARIO Asst. to the Chairman	2002*	13,542,626	5,362,282	18,904,908
JESUS P. FRANCISCO President & COO	2001	13,542,626	5,362,282	18,904,908
DANIEL D. TAGAZA Senior Vice President	2000	12,437,360	5,296,653	17,734,013
	1999	9,553,493	3,980,618	13,534,111
RAFAEL L. ANDRADA Vice President				
All officers and directors as a group unnamed	2002*	21,085,286	8,331,550	29,416,836
	2001	21,085,286	8,331,550	29,416,836
	2000	20,975,781	8,390,881	29,366,662
	1999	16,858,377	6,489,324	23,347,701

*For year 2002, no significant change is anticipated in executive compensation.

Compensation of Directors

(a) Standard Arrangements:

As a group	SALARY	BONUS	TOTAL
Directors	2,608,826.00	652,206.00	3,261,032.00
Executives	18,476,460.00	7,679,344.00	26,155,804.00

(b) Other Arrangements. Describe the material terms of any other arrangements, including consulting contracts, pursuant to which any director of the registrant was compensated, or is to be compensated, directly or indirectly, during the registrant's last completed fiscal year, and the ensuing year, for any service provided as a director, stating the amount paid and the name of the director.

Not applicable

Employment Contracts and Termination of Employment and Change-in-Control Arrangements. Describe the terms and conditions of each of the following contracts or arrangements: *Not applicable*

(a) **Any employment contract between the registrant and a named executive officer; and** *Not applicable*

(b) **Any compensatory plan or arrangement, including payments to be received from the registrant, with respect to a named executive officer. If such plan or arrangement results or will result from the resignation, retirement or any other termination of such executive officer's employment with the registrant and its subsidiaries or from a change-in-control of the registrant or a change in the named executive officer's responsibilities following a change-in-control and the amount involved, including all periodic payments or installments, which exceeds P2,500,000.** *Not applicable*

Item 11. Security Ownership of Certain Record Owner and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Following is the security ownership as of January 31, 2002 of certain record and beneficial owner of more than 5% of any class of issuer's voting securities:

Class	Name and Address of Record Owner	Amount of Ownership	Nature of Ownership	Percentage
A & B Common	PCD Nominee Corporation G/F, Makati Stock Exchange Building, Ayala Avenue, Makati City	354,473,099	R	35.22%
A Common	First Philippine Union Fenosa, Inc. 4/F, Benpres Building, Exchange Road corner Meralco Avenue, Ortigas Center, Pasig City	230,084,791	R	22.86%
B Common	The Hongkong and Shanghai Banking Corp. Ltd.	102,284,898	B	10.16%
A & B Common	Meralco Pension Fund Lopez Building, Meralco Center, Pasig City	88,547,745	R	8.80%
A & B Common	First Philippine Holdings Corporation 6/F, Benpres Building, Meralco Avenue corner Exchange Road, Ortigas Center, Pasig City	68,458,408	R	6.80%
B Preferred	Sta. Lucia Realty & Development, Inc. 3/F, Sta. Lucia East Mall, Cainta, Rizal	43,365,750	R	5.65%

PCD Nominee Corporation is a wholly-owned subsidiary of Philippine Central Depository, Inc. (PCD) and is the registered owner of the shares in the books of the Company's transfer agent. The participants of PCD are the beneficial owners of such shares. PCD holds the shares on their behalf or in behalf of their clients.

First Philippine Union Fenosa, Inc. (FPUF) is a joint venture company between First Philippine Holdings Corporation (FPHC) and Union Fenosa Inversiones, S.A. of Spain. It is owned sixty percent (60%) by FPHC and forty percent (40%) by Union Fenosa. Union Fenosa is a fully owned subsidiary of Union Electrica Fenosa which is engaged in the business of power generation and distribution. On 23 December 1999, Union Fenosa Inversiones, S.A. transferred its interest in FPUP to Union Fenosa Desarollo Y Accion Exterior, S.A. The Chairman, or in his absence, the President of First Philippine Union Fenosa, Inc. (the "Corporation"), is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out of or in connection with this authority.

The Hongkong and Shanghai Banking Corp., Ltd. is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 35.52% of the PCD Nominee Corporation ownership). The authorized signatories of Hongkong Shanghai Banking Corp. Ltd. who will represent the ultimate beneficial owners and will vote in their behalf are not known to the registrant.

The Meralco Pension Fund was established in 1968 by Meralco to provide employee retirement benefits to Meralco employees' retirement plan. The Chairman of the Board of Trustees of Meralco Pension Fund is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the pension fund in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the pension fund and to do such acts and deeds as may be required arising out of or in connection with this authority.

First Philippine Holdings Corporation (FPHC) is a holding company with investments in power generation and power distribution. FPHC also has investments in companies with interest in property development, refined petroleum, pipelines, infrastructure, construction, electronics, manufacturing and securities services. The Chairman, or in his absence, the President of First Philippine Holdings Corporation (the "Corporation") is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out or in connection with this authority.

Sta. Lucia Realty & Development, Inc. (SLDRI) is the major stockholder of Meralco's 10% cumulative preferred stock series "b" owning more than 5% of the company's total outstanding preferred stock. SLRDI is one of the leading companies engaged in the real estate business. The President, or in his absence, the Corporate Secretary of Sta. Lucia Realty & Development, Inc. (the "Company") is duly authorized as proxy to vote the Manila Electric Company ("Meralco") 10% cumulative preferred shares of the Company on matters specified in the notice and agenda in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Company and to do such acts and deeds as may be required arising out or in connection with this authority.

(2) Security Ownership of Management

Following are securities beneficially owned by directors and executive officers of the issuer:

ISSUED AND OUTSTANDING				
Name/Title of Beneficial Owner	Title of Class A Shares	 B Shares	Total Number Of Common Shares	Percent of Outstanding As of 12/31/01
Manuel M. Lopez Chairman & CEO	265,260	251,146	516,406	0.051%
Pastor S. del Rosario Asst. to the Chairman	-	5,841	5,841	0.001%
Jesus P. Francisco President & COO	100,166	41,052	141,218	0.014%
Daniel D. Tagaza Senior Vice President	18,115	24,000	42,115	0.004%
Rafael L. Andrada Vice President	-	-	-	0.000%
All directors and Executive officers as a Group unnamed	527,768	381,799	909,567	0.090%

The above executive officers are covered by regular contract of employment and as such covered by the Employees Retirement Program.

Pursuant to the terms of the issuer's Employee Stock Ownership Plan (ESOP), equity securities beneficially owned by executive officers covered by subscriptions to past offerings of the ESOP, including stock dividends, are as follows:

ISSUED AND OUTSTANDING			
NAME OF EXECUTIVE OFFICER	A SHARES	B SHARES	TOTAL
Manuel M. Lopez	45,197	30,131	75,328
Felipe B. Alfonso	-	-	-
Jesus P. Francisco	16,473	10,981	27,454
Pastor S. del Rosario	-	-	-
Daniel D. Tagaza	7,084	4,722	11,806
Jaime R. Camacho	-	-	-
Leonisa C. de la Llana	5,568	3,711	9,279
Pepito A. Pablo	2,400	1,599	3,999
Carlos A. Rillo	-	-	-
Camilo D. Quiason	3,198	2,131	5,329

Pursuant to the terms of the Employees Stock Ownership Plan (ESOP), subscription to the said plan is payable over a period of 5 years through payroll deduction.

(3) Voting Trust Holders of 5% or more where persons hold more than 5% of a class under a voting trust or similar agreement.

Not Applicable

(4) Changes in Control

Describe any arrangements which may result in a change in control of the registrant.

Not Applicable

Item 12. Certain Relationship and Related Transactions

There has been no relationship and related transactions during the last two fiscal years, or proposed transactions to which the issuers was or is a party with any director, executive officer and any security holder.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports

(a) Exhibits

Exhibit A - Summary of Land Accounts

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations

Exhibit B - Consolidated Financial Statements and Supplementary Schedules

(b) Reports on SEC Form 17-C

June 25, 2001

- Resignation of Mr. Peter D. Garrucho, Jr. as Director and election of Mr. Jesus P. Francisco as replacement
- Election of Corporate Officers

July 5, 2001

- Resignation of Mr. Rodolfo N. Quetua, Vice President, effective June 30, 2001

July 31, 2001

- Press Release (Meralco Residential Users to get 30 centavos per kWh rate cut starting August

October 3, 2001

- Press Release (Meralco belied reports that its financial reports are being probed by the Securities and Exchange Commission)

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasig on March 18, 2002.

By:

MANUEL M. LOPEZ
Principal Executive Officer

JESUS P. FRANCISCO
Principal Operating Officer

DANIEL D. TAGAZA
Principal Financial Officer
and Comptroller

CONSTANTE D. PABLO
Principal Accounting Officer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

APR 10 2002

SUBSCRIBED AND SWORN to before me this _____ day of March 2002, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	15078986	01/29/02	Pasig City
JESUS P. FRANCISCO	13724206	01/21/02	Quezon City
DANIEL D. TAGAZA	15102532	01/25/02	Taytay, Rizal
CONSTANTE D. PABLO	09365575	03/29/01	Tagaytay City
CAMILO D. QUIASON	17235660	02/14/02	Pasig City

Doc. No. 29;
Page No. 57;
Book No. XVII;
Series of 2002.

ANGELO G. MEDINA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2002
PTR NO. 0815820
PASIG CITY, METRO MANILA
JANUARY 5, 2002

US SEC
File No. 82-3237

EXHIBIT INDEX

Exhibit A	Summary of Land Account, incorporated by reference in Item 2, Properties, page 12
Exhibit B	Consolidated Financial Statements and Supplementary Schedules, incorporated by reference in Item 7, Financial Statements, page 33

US SEC
File No. 82-3237

EXHIBIT "A"

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2001

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Santol Street - E. Rodriguez Sr. Blvd. Route	46811	24,493
E. Rodriguez Sr. Blvd. - San Juan River Route	35913	42,919
San Juan River - Katipunan Ave. Route	46812	219,076
	35915	54,250
		273,326
Katipunan Ave. - Marikina River Route	35915	45,586
	46813	11,074
		56,660
Gardner Transmission Line Right of Way Bgy. Sucat, Muntinlupa City	S-79863	3,975
Bgy. San Pedro, Makati City Guadalupe-Tejeros-Olympia Carline	6937	8,609
Pasig River - Lopez Jaena Street	6938	13,278
Bgy. Sta. Rosa, Pasig City	193	817
(Napindan Hydraulic Project)		14,095
Bgy. Camarin, Caloocan City Transmission Right of Way	22310	2,713
Ibayo-Napindan, Taguig, M. M.	OCT-691	215
P. Naval St., Bgy. Malaya, Pililia, Rizal Malaya Substation	3254	284
Bgy. Pinagkamaligan, Bgy. Poblacion, Tanay, Rizal	Lot # 1164	120
J. Abad Santos St. cor. Quirino St.	Lot # 1165	45
Tanay Extension Office		165
Sta. Mesa to Marikina	tract of land	
Sta. Ana to Junction, Pasig City	tract of land	

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Botocan, Majayjay, Laguna Site I - Substation Site Botocan Substation	T-92138	10,391
Bgy. Botocan, Majayjay, Laguna Site II - Trans. Right of Way Between Botocan & Balanas Liners	T-43563 1431	18,909 4,741 23,650
Bgy. Suyok (Kay Buto) Tanay, Rizal	M-81342	337
Antipolo-Teresa Road Bgy. May-Iba, Antipolo City, Rizal (Rights of Way)		1,170
Kaayusan cor. Kaluwagan St. Karangalan Village, Santolan, Pasig city BOTOCAN 115KV LINE (Meralco Tower)	PT-84312 PT-84313	1,478 2,833 4,311
9th Avenue/P. Sevilla St., Calaanan, Caloocan City GRACE PARK SUBSTATION	14962	1,300
Bgy. Camarin, Caloocan City CAMARIN SUBSTATION	C-322885 C-322886	8,962 152 9,114
A. Flores St., Ermita, Manila ERMITA SUBSTATION	48429	1,639
J. Rizal Street, Pamplona, Las Piñas City OLD LAS PIÑAS SUBSTATION	S-79858	2,082
Sta. Cecilla Road, Sitio Kubo-Kob, Bgy. Pamplona Las Piñas City LAS PIÑAS SUBSTATION	40739	7,915
McKinley Road, Makati City FORBES PARK SUBSTATION	64899	1,000
Amorsolo/Lumbang St., Kayamanan C Makati City MALIBAY SUBSTATION	S-79682 S-51742	4,900 2,096 6,996

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Kakarong cor. Vito Cruz St., Makati City KAKARONG (MAKATI) SUBSTATION	S-51742	1,791
L. Guinto/Dagonoy St., Malate, Manila MALATE SUBSTATION	22048 22049	369.2 1,029.7 1,398.9
Bgy. Tugatog, Malabon City MALABON SUBSTATION	T-94885	7,476
EDSA, Bgy. Wack-Wack, Mandaluyong City WACK-WACK SUBSTATION	12100 12091	1,264 769 2,033
Bgy. Wack-Wack, Mandaluyong City SM - SHANGRI- LA SUBSTATION	9152	604
Bgy. Wack-Wack, Mandaluyong City SM - SHANGRI-LA SUBSTATION (First Asia Realty Devt. Corporation) Deed of Donation dated 03-03-93	11368	500
Marikina (A.C. 34.5 Feederline) (From Miriam College to Bgy Malanday, Marikina City)	N-39141 N-46245 N-38764	2,137 958 3,197 6,292
St. Joseph St., Bgy. Barangka, Marikina City BARANGKA CHORILLO PROPERTY	N-30470	300
East Drive/Santan St., Marikina Heights, Bgy. Parang, Marikina City PARANG SUBSTATION	N-30467	5,050
Bgy. Guerilla St., Bgy. Sto. Niño, Marikina City STO. NIÑO SUBSTATION	N-30472	700
Kapitan Liroy/Callejon Sts., Bgy. Sta. Elena, Marikina City MELI SUBSTATION	N-30471	894
Alabang Hills Subd. Road, Bgy. Cupang, Muntinlupa City ALABANG SERVICE CENTER	64471	3,553

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Putatan, Muntinlupa City MUNTINLUPA SUBSTATION	S-79861	1,560
Madrigal Business Park, Phase 3, Bgy. Alabang Muntinlupa City AYALA-ALABANG SUBSTATION (MADRIGAL BUSINESS PARK SUBSTATION)	T-210119	2,400
Plaza Dilao, Paco, Manila PLAZA DILAO SUBSTATION	61536	1,034.4
	137786	209.9
	180640	209.7
	137785	209.8
	137784	342.3
	137783	422.6
	180641	250
	196644	896.6
	69456	245.6
	152094	784.1
	152095	1,142.2
	152096	1,112.5
	152097	164.5
		7,024.2
Quirino Ave., Bgy. Tambo, Parañaque City PARAÑAQUE SUBSTATION	S-79855	1,157
Sun Valley Subd., Parañaque City SUN VALLEY SUBSTATION	S-79859	1,613
Sun Valley Subd., Bgy. La Huerta, Parañaque City SUN VALLEY SUBSTATION	T-44095	583
Sta. Cecilia & San Rafael Sts., Bgy. San Dionisio Parañaque City B. F. PARAÑAQUE SUBSTATION	T-120937	6,898
Dr. S. Antonio Ave./Dr. Pillapil St. Bgy. Kapasigan, Pasig City PASIG SUBSTATION	41550	1,450
Kalawaan Sur, Pasig City TAGUIG SUBSTATION	308397	5,021

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Hillcrest Drive, Bgy. Bagong Ilog, Pasig City HILLCREST DRIVE SUBSTATION	PT-105095	198.5
	PT-105096	320
	PT-105097	217
	PT-105098	347.5
	PT-105094	227
		1,310
EDSA, San Roque District, Pasay City PASAY SUBSTATION	4385	2,500
P. Tuazon Blvd. cor. Gen. Romulo Ave. Cubao, Quezon City CUBAO SUBSTATION	33825	1,970
Banawe/G. Roxas St., Quezon City LA LOMA SUBSTATION	RT-53270(30108)	792.2
	RT-53270(30108)	600
		1,392.2
Quirino Hi-way, Novaliches, Quezon City NOVALICHES SUBSTATION	63451	7,677
San Bartolome St., San Bartolome Novaliches, Quezon City KAYBIGA SUBSTATION	N-136291	3,704
Scout Santiago cor. Scout Rallos St. Bgy. Laging Handa, Quezon City QUEZON CITY SUBSTATION	17720	797.2
	17721	784.7
		1,581.9
Santol Street, Bgy. San Isidro, Quezon City STA. MESA SUBSTATION	46811	10,569
	107627	16.5
	107628	82.8
	107629	100.7
	8116	9.7
	110430	118.4
	111780	804.9
	115549	1,803.5
	105119	1,063
		14,568.5
N. Domingo St., San Juan, Metro Manila Quezon City SAN JUAN SUBSTATION	42264	1,334

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
A. H. Lacson St., Sampaloc, Manila	28895	375
SAMPALOC SUBSTATION	28215	1,000
		1,375
Pedro Gil/Jesuitas St., Sta. Ana, Manila	59501	1,068.48
STA. ANA SUBSTATION		
Cordillera St., Sta. Ana, Manila	81178	1,200
PANDACAN SUBSTATION		
New Antipolo St., Tondo, Manila	81211	7,303
NORTH PORT SUBSTATION		
La Torre/Narra/Balintawak Sts.	59986	221.8
Tondo, Manila	59081	417.1
PALOMAR SUBSTATION	59927	351
	59783	175.5
		1,165.4
Mc Arthur Highway, Bgy. Malinta, Valenzuela	T-146230	140
MALINTA SUBSTATION		2,593
		2,733
Bgy. Bagbaguin (Canumay), Valenzuela City	V-53151	2,627.50
(PROPOSED BAGBAGUIN SUBSTATION)	V-53152	201.00
	V-53154	269.00
	V-55380	417.00
	V-55376	267.00
	V-55428	50.00
	V-55366	217.00
	V-55379	534.00
	V-55437	65.00
	V-55439	1,285.50
	V-53079	637.00
	V-55440	20.50
		6,590.50
Ortigas Avenue Extension	159233	10,905
Bgy. Sto. Domingo, Cainta, Rizal		
CAINTA SUBSTATION		
Bgy. Mayani - Concepcion, Baras, Rizal	M-68784	3,000
	M-16069	113
		3,113

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Dolores, Taytay, Rizal DOLORES SUBSTATION (Right of Way)	OCT-No.1172	2,347
Bgy. Dolores, Taytay, Rizal DOLORES SUBSTATION	548416	28,714
Marikina, Rizal MARIKINA SUBSTATION	46813	3,463
Sumulong Highway, Bgy. Mayamot	234662	160
Antipolo City, Rizal	234663	2,304
MASINAG SUBSTATION	234664	1,802
	234665	781
	234666	460
		5,507
Bgy. Maybancal, Morong, Rizal MORONG SUBSTATION	M-733	1,726
Filipinas Cement Compound Road Bgy. Pamanaan, Teresa, Rizal TERESA I SUBSTATION	M-1602	6,648
Bgy. May-Iba, Antipolo City, Rizal	216628	1,000
TERESA II SUBSTATION	216629	1,000
	216630	1,000
	216631	1,000
	223294	2,117
		6,117
Gomez St., Bgy. San Juan, Taytay, Rizal TAYTAY SUBSTATION	96326	1,030
Bgy. Bolbok, Batangas City	T-26251	1,313
BOLBOK SUBSTATION	T-26252	306
	T-26253	31,570
	T-26254	9,985
	T-26255	7,920
	T-26332	992
		52,086
Bgy. Sta. Cruz, Angat, Bulacan ANGAT SUBSTATION	no tct yet	1,000
Bgy. Sta. Cruz, Angat, Bulacan	T-35360	45

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Mc Arthur Highway, Bgy. Burol Primero Balagtas, Bulacan BALAGTAS SUBSTATION	68515	2,650
Bgy. Bundukan, Bocaue, Bulacan BOCAUE SUBSTATION	26771	4,769
Bgy. Sto. Cristo, Baliuag, Bulacan BALIUAG SUBSTATION	TC-1084	819
	TC-1085	819
	TC-1086	579
	TC-1087	579
		2,796
Bgy. San Marcos, Calumpit, Bulacan CALUMPIT SUBSTATION	T-305631	2,000
Bgy. Duhat, Bocaue, Bulacan DUHAT SUBSTATION	T-184873	10,729
	T-205688	2,627
		13,356
Bgy. Graceville, San Jose Del Monte, Bulacan GAYA-GAYA SUBSTATION	T-9989	500
Bgy. Ibayo, Marilao, Bulacan MARILAO SUBSTATION	T-23065	3143.4
Bgy. Mojon, Malolos, Bulacan MALOLOS I SUBSTATION	15814	803
	15815	99
		902
Bgy. Sta.Maria Trinidad & Pinagbakahan Malolos, Bulacan MALOLOS II SUBSTATION	T-100347	11,496
	T-100058	1,608.5
	T-100059	877
		13,981.5
Steel Asia Mfg. Corp., Bgy. Bahay Pare Meycauayan, Bulacan PROPOSED BAHAY PARE SUBSTATION	T-28387	2,627
Bgy. Iba & Camalig, Meycauayan, Bulacan MEYCAUAYAN SUBSTATION	T-108371	1,000
	T-108372	3,000
	T-108373	1,000
		5,000
Bgy. Salangan, San Miguel, Bulacan SAN MIGUEL SUBSTATION	M-81168	6,189

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Turo, Lolomboy, Bocaue, Bulacan	T-161762	518
STA. MARIA SUBSTATION	T-161763	6,661
		7,179
Bgy. Subic, Baliuag, Bulacan	T-307181	377
SUBIC SUBSTATION		
First Bulacan Industrial City	T-52095	4,407
Bgy. Tikay, Malolos, Bulacan		
TABANG SUBSTATION		
(Phil. Star Marketing & Devt., Inc.)		
Deed of Donation dated 02-24-95		
De Leon cor de Guzman, Bgy. Caridad	20655	628
Cavite City, Cavite		
CAVITE SUBSTATION		
Bgy. Palico, Imus, Cavite	205046	1,166
PALICO SUBSTATION		
Gen. Aguinaldo Hway, Bgy. Anabu, Imus, Cavite	368010	1,315
IMUS SUBSTATION	368011	2,081
	368012	2,081
		5,477
Bgy. Santiago, Gen. Trias, Cavite	T-23724	1,000
GEN. TRIAS SUBSTATION		
Bgy. Amaya, Tanza, Cavite	T-275041	750
TANZA SUBSTATION	T-275042	924
	T-274981	750
	T-274982	750
		3,174
Bgy. Tanawan, Tanza, Cavite	T-344605	11,101
TRECE MARTIREZ SUBSTATION	T-344606	6,442
		17,543
Bgy. Biluso, Silang, Cavite	P-3331	7,887
SILANG SUBSTATION		
Bgy. Biluso, Silang, Cavite	P-3331	343
SILANG SUBSTATION		

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Aguinaldo Highway, Bgy. Habay, Bacoor, Cavite PROPOSED BACOOR SUBSTATION	T-37535	2,223
Rizal Ave./Bagong Pook Subd. Road San Pablo City, Laguna SAN PABLO I SUBSTATION	5230	1,521
Bgy. Mamplasan, Biñan, Laguna LIIP SUBSTATION (Laguna International Ind. Park, Inc.) Deed of Donation dated 03-03-93	T-333984	6,160
Camelray Industrial Park I Bgy. Canlubang, Calamba, Laguna CARMELRAY SUBSTATION	T-161671	11,048
Bgy. Masiit, Calauan, Laguna CALAUAN SUBSTATION	T-67708	7,313
Bgy. Tagapo, Sta. Rosa, Laguna STA. ROSA I SUBSTATION	T-13039	406
Bgy. Balibago, Sta. Rosa, Laguna BALIBAGO SUBSTATION	T-30407 T-30405	1,359 5,750 7,109
Bgy. Pagsawitan, Sta. Cruz, Laguna STA. CRUZ SUBSTATION	T-127943	7,072.5
Bgy. Del Remedio, San Pablo City, Laguna SAN PABLO II SUBSTATION	T-33214 T-33215 T-33216	1,598 1,632 1,863 5,093
Bgy. Landayan, San Pedro, Laguna SAN PEDRO SUBSTATION	T-234187	5,000
Laguna Technopark , Bgy. Biñang, Biñan, Laguna LAGUNA TECHNOPARK SUBSTATION (STA. ROSA II SUBSTATION)	T-142570	10,883
Bgy. Bambang, Nagcarlan, Laguna NAGCARLAN SUBSTATION SITE	T-143699	2,000

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Light Industrial & Science Park I Bgy. Diezmo, Cabuyao, Laguna LISP SUBSTATION (Light Ind. & Science Park of the Phils.) Deed of Donation dated 01-15-93	T-298373	4,700
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA I SUBSTATION	T-11750	396
Marktown Subd., Ibabang Dupay, Lucena City LUCENA II SUBSTATION	T-10369	7,792
Candelaria, Quezon PROPOSED CANDELARIA SUBSTATION	340067	1,184
Bgy. Ayuti, Lucban, Quezon LUCBAN SUBSTATION	O-9737	340
Bgy. Mapagong, Pagbilao, Quezon PAGBILAO SUBSTATION	T-255222	3,522
Bgy. Mationa, Tayabas, Quezon TAYABAS SUBSTATION	T-230239	280
	T-230240	193
		473
Bgy. Quipor, Tiaong, Quezon TIAONG SUBSTATION	T-279136	1,624
Samson Road/Araneta Ave., Calaanan, Caloocan City CALOOCAN BRANCH OFFICE	29516	1,272
Manila South Road, Bgy. Pamplona, Las Piñas City LAS PIÑAS BRANCH OFFICE	25858	1,487
Gen. Luna St., Bgy. Flores, Malabon City EARLIER PROPOSED FOR MALABON BRANCH	R-51156	1,399
Bgy. Concepcion & Ibaba, Malabon, M.M. MALABON BRANCH OFFICE	8250	187
	8991	20
	8249	279
	M-11426	801
	8076	246
	8077	44
	8078	130
	8079	110
		1,817

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bayanbayanan Ave.cor Gen. Ordoñez Ave., SW	N-30468	1,058.4
Molave St., Marikina Heights, Concepcion, Marikina City	N-30469	919.9
MARIKINA BRANCH OFFICE		1,978.3
Kamagong St. cor. South Avenue, Makati City	2136142	955
MAKATI BRANCH OFFICE		
J. L. Escoda and Agoncillo Sts. Malate, Manila	240167	752
MALATE BRANCH OFFICE	24264	496
	24265	416
		1,664
Shaw Boulevard cor. Marina Yulo St.	11764	664
Bgy. Bagong Silang, Mandaluyong City	11765	826
MANDALUYONG BRANCH OFFICE		1,490
Lubiran Street, Sta. Mesa, Manila	217022	21,733
MANILA DISTRICT SERVICE CENTER	217023	15,844.7
		37,577.7
Isla de Provisor, D. Romualdez St., Paco, Manila	146850	10,891
BLAISDELL & TEGEN SUBSTATION		
Valle Verde VI-A, Green Meadows Subd.	210867	2,960
Bgy. Ugong, Pasig City		
GATE 3 MERALCO CENTER		
Elisco Road, San Joaquin, Pasig City	PT-106584	921
RIZAL DISTRICT	PT-106585	4,624
	PT-106586	7,056
	PT-106587	19,011
		31,612
Elisco Road , Bgy. San Joaquin, Pasig City	PT-109996	6,919
	PT-109997	4,443
		11,362
Ortigas Avenue, Pasig City	12101	171,013
MERALCO CENTER	PT-113804	79,351
	PT-113806	5,000
	PT-113807	649
		256,013

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Dr. S. Antonio/Pilapil Sts., Bgy. Kapasigan, Pasig City PASIG BRANCH OFFICE	41550(12098)	1,532
Quirino Avenue, Bgy. Tambo, Parañaque City PARAÑAQUE BRANCH OFFICE	79856 79857	728 612 1,340
F. B. Harrison/Doro Sts., San Jose, Pasay City PASAY BRANCH OFFICE	1337-A	1,000
Forest Hill Drive, Novaliches, Quezon City NOVALICHES BRANCH OFFICE	348275	1,144
Quezon Avenue, Bgy. Roxas, Quezon City ROOSEVELT BRANCH OFFICE	RT-103379(300423)	1,297.1
EDSA, Balintawak, Quezon City BALINTAWAK DISTRICT (BALINTAWAK SERVICE CENTER)	377986	42,627
Capitol Estate II, Commonwealth Avenue Batasan Hills, Quezon City COMMONWEALTH BRANCH OFFICE	52599 TD-07167	1,200
EDSA, Bgy. Katipunan, Quezon City BALINTAWAK BRANCH OFFICE	67021	1,500
Commonwealth Ave., Diliman, Quezon City DILIMAN COLLECTION OFFICE	T-124759	468
Sitio Kangkong, Balintwak, Quezon City BALINTAWAK DISTRICT(SERVICE CENTER) (Additional Lot)	N-168227 N-168228	3,323 3,955 7,278
EDSA, Kamuning, Quezon City KAMUNING BRANCH OFFICE)	18304	1,500
España/Josefina Sts., Sampaloc, Manila ESPAÑA BRANCH OFFICE	36895	792
Blumentrit Street, San Juan, Metro Manila SAN JUAN BRANCH OFFICE	12099	883
San Marcelino St., Ermita, Manila SAN MARCELINO PAYMENT OFFICE	94970 94970	1,099 857 1,956

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Claro M. Recto, Sta. Cruz, Manila TONDO PAYMENT OFFICE	164445	275.4
Veinte Reales, Valenzuela City VALENZUELA DISTRICT (NORTH OPERATING CENTER)	B-45381 B-45382	47,262 3,790 51,052
T. Santiago St., Bgy. Viente Reales, Valenzuela City NORTH OPERATING CENTER	V-51514 V-51517 V-51515 V-62217 V-42326	250 16,213 374 275 5,000 22,112
Bgy. Viente Reales, Maysan, Valenzuela City NORTH REGION	V-23992	513
Mc Arthur Highway, Bgy. Malanday, Valenzuela City VALENZUELA BRANCH	15612	3,626.4
Bgy. Navotas, Talim Island, Cardona, Rizal TALIM ISLAND QUARRY	M-1633	147,348
Bgy. Parugan (now San Jose), Antipolo City, Rizal RIZAL DISTRICT OFFICE	T-297560	43,575
Bgy. Tayuman , Binangonan, Rizal SAN CARLOS REPEATER STATION	M-68761	309
Sumulong Highway, Bgy. Mayamot, Antipolo City (occupied by Miescor) VACANT	R-3396(260671)	68,918
Bgy. San Isidro, Montalban, Rizal	248784	113,790
Bgy. Punta, Jala-Jala, Rizal MFI Jala-Jala Farm School (MFI)	M-51186	246,840
Bgy. Pililia, Rizal (Road)	272855	10,800
Bgy. San Isidro, Angono, Rizal GEN. SHOPS & OFFICE BUILDING & ANGONO BRANCH OFFICE	588121 588121 588120 588120	19,953 44 39,917 87 60,001

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Ortigas Ave. Extension, Bgy. Lumang Dayap	T-586369	681
Cainta, Rizal		
CAINTA BRANCH OFFICE		
Sumulong Highway Bgy. Mayamot	212139/149147	514
Masinag, Antipolo, Rizal	228287/75107	471
MASINAG EXTENSION OFFICE		985
Bgy. Sta. Cruz, Sumulong Highway	T-255725	2,009
Antipolo City, Rizal	T-255726	62,812
MML DEVELOPMENT CENTER	T-255727	33,869
		98,690
Circumferential cor. Gen. Luna St.	T-259022	996
Bgy. San Roque, Antipolo, Rizal (VACANT)		
Bgy. Sta. Cruz, Antipolo City, Rizal	T-299908	244
ANTIPOLO REPEATER STATION (Proposed)	T-299909	240
		484
P. Mabini St., Bgy. Guinhawa, Malolos, Bulacan	RT-29351(T-260254)	625
OLD MALOLOS BRANCH OFFICE	RT-29350(T-260256)	51
		676
Bgy. Mulawin, Norzagaray, Bulacan	T-65142	31,836
MALOLOS BRANCH OFFICE		
Pariancillo St., Bgy. Sto. Niño, Malolos, Bulacan	T-88606	62
NEW MALOLOS BRANCH OFFICE	T-88607	1,486
	T-88608	60
	T-88609	388
		1,996
Bgy. Cruz Na Daan & Maginao, San Rafael, Bulacan	T-305633	62,087
SAN RAFAEL SERVICE CENTER	T-305632	1,183
		63,270
Bgy. Graceville, San Jose Del Monte, Bulacan	T-80847	65,343
(VACANT)	T-80848	41,383
		106,726

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Agnaya, Plaridel, Bulacan	TC-3001	3,662
PLARIDEL SERVICE CENTER	TC-3002	3,261
	TC-3003	3,192
	TC-3004	3,133
	TC-3005	3,143
	TC-3006	2,599
	TC-3007	1,799
	TC-3008	2,692
	TC-3009	2,725
	TC-3010	2,739
	TC-3011	1,327
	TC-3012	1,323
	TC-3013	1,981
	TC-3014	2,112
	TC-3015	2,227
		37,915
Bgy. Burol Primero, Balagtas, Bulacan	no tct yet	3,020
(former Corfarm Property)		6,981
BALAGTAS BRANCH OFFICE		10,001
Bgy. San Jose, Baliuag, Bulacan	T-35505	130
BALIUAG BRANCH OFFICE	T-35506	1,798
		1,928
Bgy. Graceville (Gaya-Gaya), San Jose Del Monte, Bulaca	T-179053(M)	993
Bgy. Bagbaguin, Sta. Maria, Bulacan	T-288064	1,737
STA. MARIA BRANCH OFFICE		
Bgy. Minuyan, San Jose Del Monte, Bulacan	T-181904-09	1,440
(VACANT - Residential Lot)	T-182022-23	740
	T-190257-72	5,032
	T-194330-31	6,509
		13,721
Bgy. Minuyan (Bitungol), Norzagaray, Bulacan	T-31444 P	399
BITUNGOL REPEATER STATION		
National Road, Tagaytay City, Cavite	T-27818	6,000
TAGAYTAY SERVICE CENTER & BRANCH OFFICE		

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Tejero, Rosario, Cavite ROSARIO BRANCH OFFICE	T-462673	2,373
P. Burgos Avenue, San Roque, Cavite City CAVITE BRANCH OFFICE	T-11341	284
Aguinaldo Highway, Bacoor, Cavite BACOOR BRANCH OFFICE	T-37535	1,995
Bgy. Pala-Pala, Dasmariñas, Cavite CAVITE DISTRICT & STOCKYARD (occupied by Miescor)	322307	45,100
Bgy. Wawa, Rosario, Cavite - Site II	T-17574	14,529
VACANT - Site I	T-17614	7,962
		22,491
Bgy. Bayang Luma, Imus, Cavite	T-250508	179
IMUS BRANCH OFFICE	T-250507	646
		825
Aguinaldo Highway, Bgy. Abubot, Dasmariñas, Cavite	T-205045	32,857
DASMARIÑAS SERVICE CENTER	T-224776	748
		33,605
M. Paulino St., San Pablo City, Laguna SAN PABLO BRANCH OFFICE	T-2790	900
Poblacion, San Pedro, Laguna	T-26725	363
SAN PEDRO BRANCH OFFICE	T-26724	854
		1,217
Bgy. Dita, Sta. Rosa, Laguna	T-50015	31,854
(STA. ROSA DISTRICT)	T-50016	31,373
SOUTH OPERATING CENTER		63,227
Bgy. Tagapo, Sta. Rosa, Laguna STA. ROSA I SUBSTATION	T-5233	1,354
Bgy. Real, Calamba, Laguna CALAMBA BRANCH OFFICE	T-86944	2,065
Poblacion, Sta. Cruz, Laguna STA. CRUZ BRANCH OFFICE	T-144099	1,822

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Mayapa, Calamba, Laguna CANLUBANG SUBSTATION	T-87985	8,993
Bgy. Tagapo, Sta. Rosa, Laguna STA. ROSA POLE STOCKYARD	T-257314	21,629
Bgy. San Ignacio, San Pablo City, Laguna SAN PABLO SERVICE CENTER	T-39355	30,681
Bgy. Mationa, Tayabas, Quezon TAYABAS SUBSTATION	T-261719	11,000
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA BRANCH OFFICE	24971	1,000
Bgy. San Ignacio, San Pablo City SAN PABLO SERVICE CENTER	T-42824	27,263
Mt. Imok, San Pablo City MERALCO RADIO STATION - SITE II	O-560	1,000
Bgy. Pallocan, Kanluran, Batangas City BATANGAS BRANCH OFFICE	T-41023	2,728
San Pascual, Batangas (VACANT)	27192	33
	27193	163
	27194	422
	27227	365
	27189	740
	27190	1,005
	27191	156
		2,884
Laurel, Talisay, Batangas	T-48582	939
(Payment of CISI to Meralco)	T-48584	1,014
		1,953

PREPARED BY: REVIEWED BY: NOTED BY:

R. A DE CASTRO / N. Z. MARCOJOS C. A. ZAPANTA C. D. PABLO

3/19

US SEC
File No. 82-3237

Update of Leased Offices
As of March 20, 2002

Manila Electric Company
Branch, Extension & Payment Offices

Office/Lessor	Address/Location	Status	Area In Sq. M	Rate Per Square Meter	Monthly Rental	Term	Period Covered
SUPPLY							
A. CENTRAL BRANCHES-Ms. Ruth B. David							
1. Rodriguez Payment Office (Mrs. Virgilio A.. Cruz)	E. Rodriguez Highway, Rodriguez, Rizal	leased	70.00	P 228.57	P 16,000.00	1 Yr.	Dec. 01, 2001-Nov. 30, 2002
B.SOUTH BRANCHES-Mr. Warthur P. Pantoja							
1. Trece Martirez Extension Office (Mrs. Regina D. Dimaraan)	162 Luciano St. Trece Martirez City, Cavite	leased	105.00	P 260.74	P 27,378.67	2 Yrs.	Sept. 01, 2001 - Aug. 31,2003
2. Bahagyang Pag-Asa Payment Office (Ms. Evelyn E. Eusebio)	Corner of Bahagyang Pag-Asa Road & Molino Road, Bacoor, Cavite	leased	86.40	P 279.60	P 24,157.65	1 Yr.	Jan. 1, 2002-Dec. 31, 2002
3. GMA Extension Office (Mr. Macario C. Mendoza)	MCM Building, Governor's Drive, National Highway, Cavite	leased	232.00	P 334.46	P 77,597.30	1 Yr.	Jan. 1, 2002-Dec. 31, 2002
4. Silang Extension Office (E. H. Belardo & A. H. Belardo)	No. 132 J. Rizal St., Silang, Cavite	leased	98.86	P 439.22	P 43,422.27	1 Yr.	Dec. 1, 2001-Nov. 30, 2002
5. Metropolis Extension Office (Manuela Corporation)	South Superhighway, Alabang, Muntinglupa, City, Metro Manila	leased	133.00	P 798.60	P 106,213.80	1 Yr.	Jun. 1, 2001 - May. 31, 2002
6. Los Banos Payment Office (Mr. Jose M. Abalos)	National highway, Barangay Anos, Los Banos, Laguna	leased	104.00	P 336.53	P 35,000.00	5 Yrs.	Nov. 01,1999 - Oct. 31, 2004
7. Mauban Extension Office (Mr. Tomas Ladines)	33 Quezon Extension, Mauban, Quezon	leased	64.00	P 23.43	P 1,500.00	Extn'd	Apr. 01, 2001 - Mar. 31, 2002
C.NORTH BRANCHES-Mrs. Rosario M. Paragas							
1. Marilao Extension Office (Epifanio & Cecilia Guillermo)	Unit No. 7 Commercial Building, along MacArthur Highway, Marilao, Bulacan	leased	140.00	P 152.53	P 21,355.26	1 Yr.	Jan. 16, 2002-Jan. 15, 2003

US SEC
File No. 82-3237

Update of Leased Offices
As of March 20, 2002

Office/Lessor	Address/Location	Status	Area in Sq. M.	Rate Per Square Meter	Monthly Rental	Term	Period Covered
2. San Miguel Extension Office (Mrs. Rebecca S. David)	53 Tecson Street Poblacion San Miguel, Bulacan	leased	109.00	P 241.77	P 26,353.80	5 Yrs.	Nov. 01,1997-Oct. 31, 2002
3. Hagunoy Extension Office (ACC Farmer's Dev. Corp.)	Along Sto. Nino St., Hagonoy, Bulacan	leased	83.00	P 352.79	P 29,282.00	5 Yrs.	Feb. 01, 1999 - Jan. 31, 2004
4. Sapang Palay Extension Office (Mr. Rodolfo Garcia)	Area I, Block 29, Lot 2, Sapang Palay, San Jose Del Monte, Bulacan	leased	93.18	P 113.13	P 10,541.52	1 Yr.	Feb.01,2002-Jan.31,2003
5. San Jose Del Monte Extension Office (Mr. Conrado L. Giron)	KM. 30, Tungkong Mangga, San Jose Del Monte, Bulacan	leased	70.50	P 350.60	P 24,717.50	1 Yr.	Sept. 01, 2001-Aug. 31, 2002
6. Navotas Extension Office (Mrs. Remedios M. Mendoza)	Chow Queen Commercial Building, 865 M. Naval Street, Navotas, Metro Manila	leased	180.00	P 225.88	P 46,059.86	1 Yr.	Jan. 01, 2002-Dec. 31, 2002
7. Camarin Extension Office (Mrs. Erlinda Estrella)	CEER Building, Camarin Road, Kalookan City, Metro Manila	leased	62.00	P 214.67	P 13,310.00	3 Yrs.	Jun. 01, 2001-May 30, 2003
8. Karuhatan Extension Office (Mr. Teodoro L. Jose	No. 323 MacArthur Highway, Karuhatan Valenzuela, Metro Manila	leased	310.00	P 124.68	P 38,652.24	1 Yr.	Jul. 1, 2001-Jun. 30, 2002

Noted by :

M. B. Antonio
Head, Realty Services

Prepared by :

R. A. Rondolo
Realty Services Supervisor

US SEC
File No. 82-3237

EXHIBIT 1A

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2001

ASSETS	LOCATION		BALANCE December 31, 2001
IN SERVICE			
LAND & LAND IMPROVEMENTS	Various Locations	P	8,359,231,251
BUILDING AND IMPROVEMENT	Various Locations		5,975,631,119
STATION EQUIPMENT	Various Locations		21,106,952,034
TOWERS & FIXTURES	Various Locations		415,580,450
POLES & FIXTURES	Various Locations		19,140,583,207
OVERHEAD TRANSMISSION & DISTRIBUTION SYSTEM	Various Locations		14,278,106,229
LINE TRANSFORMERS & INSTALLATION	Various Locations		17,676,688,705
CONSUMER METERS & INSTALLATION	Various Locations		15,698,623,540
STREETLIGHTING & SIGNAL SYSTEM	Various Locations		518,220,417
OFFICE FURNITURE & FIXTURES	Various Locations		1,103,441,103
TOOLS & SHOP EQUIPMENTS	Various Locations		586,343,131
COMMUNICATION EQUIPMENT	Various Locations		5,176,379,999
TRANSPORTATION EQUIPMENT	Various Locations		1,752,371,090
OTHER TANGIBLE PROPERTY	Various Locations		3,341,598,916
CONTRIBUTION IN AID OF CONSTRUCTION			(514,021,871)
TOTAL		**P**	**114,615,729,320**
NOT IN SERVICE			
LAND & LAND IMPROVEMENTS			-
BUILDING AND IMPROVEMENT			-
CONSTRUCTION WORK IN PROGRESS			6,895,240,791
TOTAL		**P**	**6,895,240,791**

Prepared By : J. J. Gonsalves/N. Z. Marcojos

Reviewed By : C. A. Zapanta

Noted By : C. D. Pablo

3/19

Manila Electric Company
Update of Leased Substations for Year 2002
(As of January 18, 2002)

SCHEDULE OF REAL ESTATE RENTALS/DUES PAYABLE FOR YEAR 2002

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
1	Jan. 01, 2002	Atty. Emigdio Tanjuatco	Tanay Substation Site A=463 sq. m.	P 72,029.20	Jan. 01, 2002-Dec. 31, 2002	Yearly
2	Jan. 15, 2002	City Government of Batangas	Batangas City Susbstation Site A = 1,400 sq.m.	P 38,500.00	Nov. 1, 2002 - Oct. 31, 2003	Yearly
3	Jan. 15, 2002	Natividad Leyva-Garcia	BTL-R/W at Junction, at Cainta, Rizal	P 6,000.00	Jan. 1, 2002 - Dec. 31, 2002	Yearly
4	Jan 31, 2002	Madrigal Business Park Commercial Estate Association, Inc.	Ayala-Alabang Substation Site Association Dues A = 2,400 sq. m.	P 89,112.00 or P 80,200.80	Jan. 1, 2002- Dec. 31, 2002 (net of 10 % discount)	Yearly
5	Feb. 01, 2002	Philippine Developmental Alternative Foundation (formerly TRCF)	Kamagong Susbstation Site A = 1,327 sq. m.	P 242,184.13	Feb. 1, 2002 - Jan. 31, 2003	Yearly
6	Feb. 10, 2002	Office Of the Non-Fund HHSG, PA Fort Bonifacio	Permit Fee of 115KV Transmission Line	P 8,500.00	Feb.8, 2002 - Feb. 7, 2003	Yearly
7	Feb. 10, 2002	DENR-National Capital Region	Binondo Substation Site A = 177 sq. m. revocable permit Application No. V-4870 (E. V. 1651)	P 550.50	Feb. 9, 2002 - Feb. 8, 2003	Yearly
8	Feb. 15, 2002	Carmen M. Pilapil	Batangas Service Center A = 3,078 sq. m.	P 900,000.00	Feb. 15, 2002 - Feb. 14, 2003	Yearly

01/18/02 / dues02.xls
jsjc / realty / legal

Manila Electric Company
Update of Leased Substations for Year 2002
(As of January 18, 2002)

SCHEDULE OF REAL ESTATE RENTALS/DUES PAYABLE FOR YEAR 2002

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
9	Jun. 01, 2002	University of the Philippines System	IRRI - UP Los Banos Substation Site A = 2,500 sq. m.	P 132,000.00	May 3, 2002 - May 2, 2003	Yearly
10	Jun. 15, 2002	Philippine National Railways	Tutuban Substation Site A = 2,475 sq. m.	P 157,520.00	Jun. 15, 2002 - June 14, 2003	Yearly
11	Jul. 10, 2002	DENR-National Capital Region	Binondo Substation Site A = 506 sq. m. Lease Application No. V - 2355 (E - 134)	P 2,677.00	Jul. 23, 2002 - Jul. 22, 2003	Yearly
12	Aug. 01, 2002	Philippine National Railways	Tondo Substation Site A=1,250 sq. m.	P 856,047.58	Aug. 01, 2002-Jul. 31, 2003	Yearly
13	Sept. 05, 2002	Manuel D. Briones	Mt. Banoy Repeater Station Site A = 121 sq. m. (effective September 1, 1995)	P 54,600.00 net of 5% withholding tax	Sept. 1, 2002 - Aug. 31, 2003	Yearly
14	Sept. 10, 2002	Marbe De Torres Contreras, et. al.	Mt. Banahaw Repeater Station Site A = 197 sq. m. (effective Sept. 1, 1996)	P 57,600.00 net of 5% withholding tax	Sept. 1, 2002 - Aug. 31, 2003	Yearly
15	Oct. 10, 2002	DENR-National Capital Region	Binondo South Port Substation Site A = 1,238.98 sq. m. (E. V. 1630)	P 4,864.50	Oct. 23, 2002 - Oct. 22, 2003	Yearly

01/18/02 / dues02.xls
jsjc / realty / legal

Manila Electric Company
Update of Leased Substations for Year 2002
(As of January 18, 2002)

SCHEDULE OF REAL ESTATE RENTALS/DUES PAYABLE FOR YEAR 2002

	DUE DATE	PAYEE	PARTICULAR	RENTAL		COVERAGE	FREQUENCY
16	Dec 10, 2002	Sps. Danilo G. Reyes & Melinda P. Reyes	Sariaya Repeater Station Site Bo. Mamala - 2 A = 500 sq. m. (effective Dec. 1, 1998)	P	120,000.00	Dec. 1, 2002 - Nov. 30, 2003	Yearly
17		Philippine National Railways	Tabang Substation Site Bo. Tikay, Malolos, Bulacan A=192 sq. m (Rental @ P 286.00/sq. m.)	P	54,912.00	Jan. 1, 2002-Dec. 31, 2002	Yearly
18		Philippine National Railways	Poles	P	294,300.00		Yearly
19		University of the Philippines	Diliman Substation Site	P	1.00	Usufruct	Until needed by end-user
20			Lakeview Substation Site	P	1.00	Usufruct	Until needed by end-user
			Total	**P**	**3,091,398.91**		

Prepared By:

R. A. Rondolo
Realty Services Supervisor

Noted:

M. B. Antonio
Head, Realty Services

jsjc/dues 2002/file

01/18/02 / dues02.xls
jsjc / realty / legal

US SEC
File No. 82-3237

MERALCO

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Manila Electric Company is responsible for all information and representations contained in the Parent Company's financial statements as of December 31, 2001 and 2000 and the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect the amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguard against unauthorized use of disposition and liabilities are recognized.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo & Co., the independent auditors appointed by the stockholders, have audited the financial statements of the Company in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such audit, in their report to stockholders.

MANUEL M. LOPEZ
Chief Executive Officer

DANIEL D. TAGAZA
Chief Financial Officer

US SEC
File No. 82-3237

EXHIBIT "B"

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 11-A, Item 7

---

* *These schedules, which are required by Part IV(e) of RSA Rule 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's consolidated financial statements or the notes to consolidated financial statements.*

US SEC
File No. 82-3237

SEC Number PW-102
File Number

MANILA ELECTRIC COMPANY
AND SUBSIDIARIES
(Company's Full Name)

Lopez Building
Ortigas Avenue, Pasig City
(Company's Address)

631-2222
(Telephone Number)

December 31
(Year Ending)
(month & day)

Annual Audited Financial Statements
Form Type

Amendment Designation (If applicable)

December 31, 2001
Period Ended Date

(Secondary License Type and File Number)

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

US SEC
File No. 82-3237

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2001 and 2000 and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Manila Electric Company as of December 31, 2001 and 2000 and Manila Electric Company and Subsidiaries as of December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

SyCip Gorres Velayo & Co.

R. F. S. REYES
Partner
CPA Certificate No. 26815
PTR No. 6723088
January 2, 2002
Makati City

February 27, 2002

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

(Amounts in Thousands)

	Parent Company		Consolidated		
	December 31				
	2001	2000	2001	2000	1999
ASSETS					
Utility Plant and Others at revalued amounts - net (Notes 4 and 13)	**₱77,680,674**	₱71,935,103	**₱77,680,674**	₱71,935,103	₱66,443,812
Other Property and Equipment at cost - net (Notes 5 and 13)	**6,895,241**	7,125,421	**12,523,605**	12,204,999	7,822,128
Investments and Advances (Note 6)	**2,496,264**	3,090,332	**1,387,888**	1,208,876	1,291,608
Land and Development (Notes 6 and 13)	**–**	–	**1,583,679**	1,482,602	6,263,097
Current Assets					
Cash and cash equivalents (Note 7)	**2,624,189**	4,772,225	**2,965,904**	5,374,345	2,131,081
Receivables - net (Notes 8, 11, 14, and 18)	**28,242,584**	20,100,400	**30,384,321**	23,196,452	16,565,589
Inventories (Note 9)	**1,700,080**	2,341,925	**2,390,203**	4,560,513	2,706,890
Other current assets - net (Notes 10 and 23)	**1,428,490**	662,377	**1,453,432**	980,487	855,938
Total Current Assets	**33,995,343**	27,876,927	**37,193,860**	34,111,797	22,259,498
Other Assets - net (Notes 11 and 27)	**13,476,012**	14,956,222	**14,329,556**	15,798,545	8,561,852
	₱134,543,534	₱124,984,005	**₱144,699,262**	₱136,741,922	₱112,641,995
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity (Notes 12 and 13)					
Preferred stock	**₱863,175**	₱830,189	**₱863,175**	₱830,189	₱804,121
Common stock	**10,063,113**	10,063,113	**10,063,113**	10,063,113	8,385,927
Capital in excess of par value	**3,445,417**	3,445,417	**3,445,417**	3,445,417	3,445,417
Subscriptions receivable - common stock (Note 8)	**(170,570)**	(245,219)	**(170,570)**	(245,219)	(574,175)
Deposits on subscriptions to preferred stock	**155,235**	211,132	**155,235**	211,132	220,681
Appraisal increase in utility plant and others (Note 4)	**25,577,873**	24,075,364	**25,577,873**	24,075,364	21,727,718
Unappropriated retained earnings (Note 6)	**15,350,745**	19,387,242	**15,350,745**	19,387,242	18,578,223
Appropriated retained earnings	**12,600,000**	6,000,000	**12,600,000**	6,000,000	6,000,000
Total Stockholders' Equity	**67,884,988**	63,767,238	**67,884,988**	63,767,238	58,587,912
Minority Interest	**-**	–	**3,039,258**	3,806,803	3,497,538
Long-term Debt - net of current portion (Notes 13, 25 and 30)	**25,374,493**	25,646,632	**26,707,827**	28,738,480	17,951,993
Current Liabilities					
Notes payable (Note 14)	**7,461,727**	5,872,432	**9,604,936**	8,235,558	5,384,358
Accounts payable and other liabilities (Notes 15, 16 and 18)	**14,706,322**	12,478,419	**17,059,101**	14,774,167	10,697,072
Income tax payable	**1,517**	83,280	**24,339**	83,642	191,328
Current portion of long-term debt (Notes 13, 25 and 30)	**1,135,504**	1,177,330	**2,516,456**	1,177,330	1,100,604
Total Current Liabilities	**23,305,070**	19,611,461	**29,204,832**	24,270,697	17,373,362
Deferred Income Tax - net (Note 23)	**3,756,198**	3,617,014	**3,639,572**	3,817,044	3,704,469
Customers' Deposits - net of current portion (Note 16)	**12,472,174**	10,327,783	**12,472,174**	10,327,783	9,286,640
Operating Reserves (Note 17)	**1,750,611**	2,013,877	**1,750,611**	2,013,877	2,240,081
	₱134,543,534	₱124,984,005	**₱144,699,262**	₱136,741,922	₱112,641,995

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF INCOME

(Amounts in Thousands, Except Per Share Amounts)

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	**2001**	2000	1999
REVENUES	**₱129,399,867**	₱103,690,992	**₱132,587,606**	₱106,615,600	₱88,159,125
OPERATING EXPENSES					
Purchased power (Notes 18 and 27)	**106,278,460**	82,718,886	**106,278,460**	82,718,886	65,158,633
Operations and maintenance (Notes 16, 18, 19 and 24)	**9,505,056**	8,032,582	**10,390,260**	8,566,209	6,996,891
Depreciation and amortization (Notes 11 and 20)	**4,815,642**	4,160,589	**5,059,055**	4,369,932	3,997,958
Taxes other than income tax	**2,981,410**	2,404,111	**2,981,410**	2,404,111	1,889,868
Provision for income tax - operating (Note 23)	**2,227,907**	2,392,430	**2,024,689**	2,408,300	2,869,845
Cost of real estate (Note 26)	**–**	–	**1,612,382**	1,353,055	1,486,263
Cost of contracts and services (Note 21)	**–**	–	**865,905**	981,657	866,747
	125,808,475	99,708,598	**129,212,161**	102,802,150	83,266,205
OPERATING INCOME	**3,591,392**	3,982,394	**3,375,445**	3,813,450	4,892,920
OTHER INCOME (CHARGES)					
Interest and other financial charges - net (Notes 16, 22 and 25)	**(2,483,946)**	(1,841,781)	**(3,101,246)**	(2,048,339)	(1,456,707)
Purchased power (Note 30)	**(953,488)**	(583,497)	**(953,488)**	(583,497)	(1,285,331)
Benefit from income tax - nonoperating (Note 23)	**1,186,765**	854,025	**1,186,765**	854,025	945,909
Equity in net earnings of investee companies (Note 6)	**139,823**	78,589	**605,644**	338,827	345,696
	(2,110,846)	(1,492,664)	**(2,262,325)**	(1,438,984)	(1,450,433)
INCOME BEFORE MINORITY INTEREST	**1,480,546**	2,489,730	**1,113,120**	2,374,466	3,442,487
MINORITY INTEREST	**–**	–	**(367,426)**	(115,264)	132,593
NET INCOME	**₱1,480,546**	₱2,489,730	**₱1,480,546**	₱2,489,730	₱3,309,894
Earnings Per Common Share (Note 28)					
Including depreciation on appraisal increase	**₱1.40**	₱2.40	**₱1.40**	₱2.40	₱3.22*
Excluding depreciation on appraisal increase	**2.55**	3.51	**2.55**	3.51	4.84*
Diluted Earnings Per Common Share (Note 28)					
Including depreciation on appraisal increase	**₱1.40**	₱2.40	**₱1.40**	₱2.40	₱3.21*
Excluding depreciation on appraisal increase	**2.55**	3.51	**2.55**	3.51	4.83*

* Adjusted retroactively to effect the stock dividend issued in 2000.

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Thousands, Except Percentages, Number of Shares and Per Share Amounts)

	Years Ended December 31		
	2001	2000	1999
PREFERRED STOCK (Note 12)			
Balance at beginning of year	**₱830,189**	₱804,121	₱772,646
Issuance of shares (9,836,900 shares in 2001, 3,174,700 shares in 2000 and 13,219,020 shares in 1999)	**98,369**	31,747	132,190
Redemption of shares (6,538,300 shares in 2001, 567,948 shares in 2000, and 10,071,482 shares in 1999)	**(65,383)**	(5,679)	(100,715)
Balance at end of year	**863,175**	830,189	804,121
COMMON STOCK (Note 12)			
Balance at beginning of year	**10,063,113**	8,385,927	8,371,624
Stock dividend - 20% in 2000	**–**	1,677,186	–
Subscriptions (1,430,354 shares in 1999)	**–**	–	14,303
Balance at end of year	**10,063,113**	10,063,113	8,385,927
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	**3,445,417**	3,445,417	3,373,649
Subscriptions	**–**	–	71,768
Balance at end of year	**3,445,417**	3,445,417	3,445,417
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 12)			
Balance at beginning of year	**(245,219)**	(574,175)	(124,387)
Reclassed to current receivables	**74,649**	328,956	146,801
Subscriptions	**–**	–	(596,589)
Balance at end of year	**(170,570)**	(245,219)	(574,175)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK (Note 12)			
Balance at beginning of year	**211,132**	220,681	314,406
Additional deposits on subscriptions	**42,472**	22,198	38,465
Issuance of shares	**(98,369)**	(31,747)	(132,190)
Balance at end of year	**155,235**	211,132	220,681
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 4)			
Balance at beginning of year	**24,075,364**	21,727,718	21,444,881
Additions	**2,659,060**	3,463,817	1,914,021
Realized revaluation increment on retirement of property	**–**	(217)	–
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(1,156,551)**	(1,115,954)	(1,631,184)
Balance at end of year	**25,577,873**	24,075,364	21,727,718
UNAPPROPRIATED RETAINED EARNINGS (Notes 4, 6 and 12)			
Balance at beginning of year	**19,387,242**	18,578,223	15,800,705
Net income	**1,480,546**	2,489,730	3,309,894
Depreciation on appraisal increase in utility plant and others	**1,156,551**	1,115,954	1,631,184
Realized revaluation increment on retirement of property	**–**	217	–
Cash dividend on preferred stock - 10%	**(73,594)**	(71,455)	(72,759)
Cash dividend on common stock - ₱1.04 a share in 2000 and ₱2.08* a share in 1999	**–**	(1,048,241)	(2,090,801)
Stock dividend - 20% in 2000	**–**	(1,677,186)	–
Transfers to appropriated retained earnings	**(6,600,000)**	–	–
Balance at end of year	**15,350,745**	19,387,242	18,578,223
APPROPRIATED RETAINED EARNINGS (Note 12)			
Balance at beginning of year	**6,000,000**	6,000,000	6,000,000
Transfers from unappropriated retained earnings	**6,600,000**	–	–
Balance at end of year	**12,600,000**	6,000,000	6,000,000
	₱67,884,988	₱63,767,238	₱58,587,912

* Adjusted retroactively to effect the stock dividend issued in 2000.

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax	**₱2,521,688**	₱4,028,135	**₱2,318,470**	₱4,044,005	₱5,233,830
Adjustments for:					
Depreciation and amortization	**4,815,642**	4,160,589	**5,059,055**	4,369,932	3,997,958
Franchise tax expense	**2,763,699**	2,122,158	**2,763,699**	2,122,158	1,513,896
Interest expense on loans	**2,150,576**	1,532,559	**2,932,936**	1,794,621	930,769
Interest expense on customers' deposits	**828,104**	796,408	**828,104**	796,408	705,754
Provision for doubtful accounts and other losses	**711,569**	350,886	**774,686**	375,281	284,995
Interest and dividend income	**(556,088)**	(556,977)	**(788,868)**	(615,691)	(299,351)
Dividends received from investee companies	**331,126**	488,500	**331,126**	488,500	259,624
Equity in net earnings of investee companies	**(139,823)**	(78,589)	**(605,644)**	(338,827)	(345,696)
Equity of minority interest	**–**	–	**(367,426)**	(115,264)	132,593
Others	**60,163**	55,408	**60,163**	55,408	22,506
Operating income before working capital changes	**13,486,656**	12,899,077	**13,306,301**	12,976,531	12,436,878
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**(8,769,881)**	(7,592,982)	**(8,821,144)**	(6,754,528)	1,734,758
Inventories	**641,845**	364,965	**2,170,310**	364,965	534,684
Other current assets	**(384,168)**	(3,208)	**(193,814)**	(256,809)	(259,818)
Increase (decrease) in:					
Accounts payable and other liabilities	**1,160,372**	4,209,491	**1,369,634**	3,789,133	880,515
Operating reserves	**(263,266)**	48,311	**(263,266)**	48,311	(1,167,544)
Cash generated from operations	**5,871,558**	9,925,654	**7,568,021**	10,167,603	14,159,473
Interest paid	**(2,307,037)**	(1,899,716)	**(3,094,066)**	(1,731,557)	(1,636,523)
Income tax paid	**(1,365,666)**	(1,665,649)	**(1,353,830)**	(1,682,187)	(1,300,615)
Franchise tax paid	**(2,836,054)**	(2,070,661)	**(2,836,054)**	(2,070,661)	(1,590,406)
Interest received	**556,088**	556,977	**788,868**	615,691	299,351
Net cash provided by (used in) operating activities	**(81,111)**	4,846,605	**1,072,939**	5,298,889	9,931,280
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others and other property and equipment	**(7,231,675)**	(5,385,698)	**(8,243,529)**	(5,834,513)	(7,001,563)
Decrease (increase) in:					
Other receivables	**(417,126)**	106,932	**377,775**	(69,461)	(132,547)
Other assets	**783,895**	(3,917,003)	**772,674**	(3,733,330)	(1,699,282)
Other current assets	**–**	–	**–**	–	407,347
Land and development	**–**	–	**(101,077)**	(1,626,022)	(2,310,037)
Collection of advances (additional investments)	**183,110**	(595,436)	**95,506**	(66,941)	(378,253)
Decrease in estimated liability for land and property development	**–**	–	**–**	(274,515)	(1,099,690)
Net cash used in investing activities	**(6,681,796)**	(9,791,205)	**(7,098,651)**	(11,604,782)	(12,214,025)
CASH FLOWS FROM FINANCING ACTIVITIES					
Dividends paid on:					
Preferred stock	**(73,594)**	(71,455)	**(73,594)**	(71,455)	(72,759)
Common stock	**–**	(1,048,241)	**–**	(1,048,241)	(2,090,801)
Proceeds from:					
Notes payable	**6,325,774**	5,872,432	**9,604,936**	8,235,558	5,384,358
Long-term debt	**600,000**	13,986,576	**600,000**	14,078,424	3,876,414
Repayments of:					
Notes payable	**(4,655,572)**	(4,155,896)	**(8,154,652)**	(5,384,358)	(4,465,190)
Long-term debt	**(1,106,947)**	(7,221,078)	**(1,484,510)**	(7,221,078)	(793,943)
Increase in customers' deposits	**936,039**	372,458	**936,039**	372,458	639,929
Proceeds from issuance of and subscriptions to:					
Preferred stock	**42,472**	22,198	**42,472**	22,198	38,465
Common stock	**328,956**	146,801	**328,956**	146,801	365,962
Redemption of preferred stock	**(65,383)**	(5,679)	**(65,383)**	(5,679)	(100,715)
Increase (decrease) in minority interest	**–**	–	**(400,119)**	424,529	22,738
Advance payment received from a customer	**2,283,126**	–	**2,283,126**	–	–
Net cash provided by financing activities	**4,614,871**	7,898,116	**3,617,271**	9,549,157	2,804,458
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,148,036)**	2,953,516	**(2,408,441)**	3,243,264	521,713
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**4,772,225**	1,818,709	**5,374,345**	2,131,081	1,609,368
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 7)	**₱2,624,189**	₱4,772,225	**₱2,965,904**	₱5,374,345	₱2,131,081

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(Amounts in Thousands, Except Percentages, Number of Shares and Par Value Amounts)

1. General

Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. The franchise for Manila and suburbs will expire on March 24, 2003. On February 13, 2002, the Committee on Legislative Franchises of the House of Representatives approved in principle House Bill 4239 which grants the Parent Company a 25-year consolidated franchise for all the areas it is currently serving. Once approved by the House in a plenary session, the bill will be transmitted to the Senate for any amendments. A bicameral version of the bill will have to be approved by both houses before it is submitted to the President for signing into law.

Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. Number of employees of Parent Company was 6,179 by the end of 2001 and 6,597 by the end of 2000. On a consolidated basis, number of employees was 7,103 by the end of 2001, 7,607 by the end of 2000 and 7,412 by the end of 1999. The registered office address of the Parent Company is located at Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

Prior to the enactment of the Electric Power Industry Reform Act (RA) No. 9136 on June 8, 2001 (see Note 30), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. The ERB has been replaced by a new regulating body, the Energy Regulatory Commission (ERC).

On April 14, 2000, the Parent Company filed for a rate increase with the then ERB. The ERC is currently reviewing the Parent Company's petition for a rate increase. As of February 27, 2002, the case is still pending with the ERC.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements are prepared in accordance with the generally accepted accounting principles in the Philippines under the historical cost convention, except for utility plant and others carried at revalued amounts.

Adoption of New Statements of Financial Accounting Standards (SFAS)
The Company adopted the following SFAS effective January 1, 2001:

- SFAS No. 1 (revised 2000), "Presentation of Financial Statements;"
- SFAS No. 4 (revised 2000), "Inventories;"
- SFAS No. 13 (revised 2000), "Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies;"

- SFAS No. 22 (revised 2000), "Cash Flow Statements;" and
- SFAS No. 31 (revised 2000), "Segment Information."

The following changes in presentation and classification have been introduced in accordance with the requirements of the respective SFAS. The comparative figures for 2000 have been restated:

- Following the new presentation rules under SFAS No. 1 (revised 2000), prior year financial statements were restated to follow the format prescribed by SFAS No. 1 (revised 2000). Changes made pertain principally to the income statement presentation and the inclusion of a statement of changes in stockholders' equity and additional disclosures required by SFAS No. 1 (revised 2000).
- Comparative segment information for 2000 and 1999 has been restated to conform to the new presentation and disclosure requirements of SFAS No. 31 (see Note 29).
- Comparative statements of cash flows for 2000 and 1999 have been restated to conform to the new presentation requirements of SFAS No. 22 (revised 2000).

The effect of adopting the other new standards on the financial statements is not material.

Principles of Consolidation and Investments

The consolidated financial statements include the Parent Company and the companies that it controls. This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of a company's capital stock. The equity and net income attributable to minority stockholders' interests are shown separately in the balance sheets and statements of income, respectively. In the consolidated financial statements, investments in investees in which ownership interest ranges from 20% to 50% are accounted for under the equity method.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

In the Parent Company financial statements, investments in investees in which ownership interest is 20% or more are accounted for using the equity method.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Utility Plant and Others and Other Property and Equipment

Utility plant and others is stated at revalued amount less accumulated depreciation. Independent property revaluations are performed periodically, except for land acquired up to December 31, 1991 which are reflected at appraised values determined as of February 11, 1992. The last valuation was certified by Asian Appraisal, Inc. as of December 31, 1999. Additions subsequent to the last appraisal date are stated at cost. The appraisal increase recorded in the accounts is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in utility plant's valuation is credited to the Appraisal Increase in Utility Plant and others; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated Retained Earnings. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the property valuation surplus directly to unappropriated retained earnings.

Other property and equipment is stated at cost less accumulated depreciation. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The initial cost of utility plant and others and other property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on cost using the double-declining balance method.

Depreciation of the subsidiaries is computed using the straight-line and sum-of-the-years' digits method over the following estimated useful lives:

Building and improvements	35 years
Condominium units for lease	20 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Construction in-progress represents subtransmission and distribution substations and building under construction and is stated at cost. This includes cost of construction and other direct costs. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Land and Development
Subdivided and unsubdivided land of a subsidiary are carried at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Interest costs are capitalized while development is in progress.

Cash and Cash Equivalents
Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are stated at face value, net of allowance for doubtful accounts.

Inventories
Effective January 1, 2001, inventories of the Parent Company and its subsidiaries are valued at the lower of cost and net realizable value, after allowance for obsolete items, in conformity with SFAS 4 (revised 2000). Net realizable value for material and supplies is the replacement cost. Net realizable value for condominium units for sale is the selling price in the ordinary course of business, less marketing cost. In the prior years, inventories were valued at the lower of cost or market. Cost is determined primarily on the basis of weighted average cost. Unrealizable inventory has been fully written off.

Cost of condominium units for sale of a subsidiary includes the expenditures for the development of the condominium units, the allocated land cost, the allocated infrastructure costs and the capitalized interest during the construction of the units.

Deferred Charges
Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the loans.

Operating Reserves
The Parent Company provides reserves for self-insurance and other liabilities.

Revenue Recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reasonably.

Operating revenues of the Parent Company are recognized upon supply of power to the customers.

Sales of real estate of a subsidiary, which include the sale of land and condominium units, are accounted for under the percentage of completion method where the subsidiary has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for the development of condominium units sold are shown as "Estimated Liability for Land and Property Development" (shown as part of "Operating Reserves") in the December 31, 1999 consolidated balance sheet.

For income tax reporting purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Revenues from construction contracts of a subsidiary are recognized using the percentage of completion method of accounting and are measured principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract.

Contract costs principally consist of subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the contract costs will exceed total contract revenues.

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II.

In December 2001, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under restrictive conditions effective January 1, 2005. In December 2001, the ASC issued ED No. 51, Deferred Foreign Exchange Difference (an amendment of ASC SFAS No. 8, "Accounting for the Effects of Changes in Foreign Exchange Rates"), which will eliminate the deferral option for foreign exchange differences effective January 1, 2003. Management believes that adoption of ED Nos. 37 and 51 will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II.

Retirement Plan
The Parent Company and its subsidiaries provide defined retirement plans for all employees. The obligation and costs of retirement benefits are determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Tax
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and, (b) carryforward benefit of the net operating loss carryover (NOLCO). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO are expected to be applied. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Amounts currently due to or from counterparties are recorded as interest expense included under "Interest and other financial charges" in the statements of income in the period in which they accrue.

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark to market values of derivative instruments. Thus, such mark to market values are presented in the related notes for disclosure purposes only.

Segments

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and computer-related services. These are the basis upon which the Company reports its primary segment information. Financial information on business segment is presented in Note 29.

Intersegment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

3. Supplemental Information on Significant Subsidiary

The real estate subsidiary, Rockwell Land Corporation (Rockwell), is engaged in real estate development and sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant". "The Power Plant" started commercial operations on January 1, 2001. Condensed financial information for this subsidiary, before intercompany elimination, follows:

	2001	2000	1999
Cash and cash equivalents	**₱146,817**	₱65,564	₱117,827
Receivables (net of unrealized gain on real estate of ₱76,269 in 1999)	**1,201,897**	1,632,109	2,844,926
Total assets	**11,407,867**	12,926,029	12,264,705
Revenues	**1,980,301**	1,714,183	2,523,383
Costs and expenses	**2,945,735**	1,547,182	2,035,315
Net income (loss)	**(779,160)**	95,240	402,893

4. Utility Plant and Others - at Revalued Amounts

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
At cost:					
Subtransmission and distribution	**₱52,362,378**	₱47,117,958	**₱52,362,378**	₱47,117,958	₱44,108,120
Others	**16,347,427**	14,155,210	**16,347,427**	14,155,210	11,746,536
	68,709,805	61,273,168	**68,709,805**	61,273,168	55,854,656
Less accumulated depreciation	**16,607,004**	13,413,429	**16,607,004**	13,413,429	11,138,562
	52,102,801	47,859,739	**52,102,801**	47,859,739	44,716,094
Appraisal increase:					
Subtransmission and distribution	**38,418,835**	35,819,800	**38,418,835**	35,819,800	36,746,676
Others	**7,487,089**	6,254,317	**7,487,089**	6,254,317	8,075,232
	45,905,924	42,074,117	**45,905,924**	42,074,117	44,821,908
Less accumulated depreciation	**20,328,051**	17,998,753	**20,328,051**	17,998,753	23,094,190
	25,577,873	24,075,364	**25,577,873**	24,075,364	21,727,718
	₱77,680,674	₱71,935,103	**₱77,680,674**	₱71,935,103	₱66,443,812

Independent valuations are performed periodically with the last valuation certified by the independent valuer Asian Appraisal Inc. as of December 31, 1999. The appraisal company determined the fair value of the buildings based on their market value as of December 31, 1999. The appraisal increase of ₱2,659,060 is reflected in the accompanying financial statements.

5. Other Property and Equipment - at Cost

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Land	₱–	₱–	**₱469,015**	₱130,238	₱1,996
Building and improvements	–	–	**3,815,129**	235,329	192,787
Condominium units for lease	–	–	**815,148**	580,402	–
Office furniture, fixtures and other equipment	–	–	**336,841**	501,306	506,742
Transportation equipment	–	–	**117,195**	113,674	101,288
Others	–	–	**743,230**	794,240	461,009
	–	–	**6,296,558**	2,355,189	1,263,822
Less accumulated depreciation	–	–	**775,180**	741,657	642,706
	–	–	**5,521,378**	1,613,532	621,116
Construction in-progress	**6,895,241**	7,125,421	**7,002,227**	10,591,467	7,201,012
	₱6,895,241	₱7,125,421	**₱12,523,605**	₱12,204,999	₱7,822,128

Construction in-progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution substations. Borrowing costs capitalized amounted to ₱216,940 and ₱168,683 in 2001 and 2000, respectively.

Building and improvements represent the accumulated cost incurred for the development and construction of the mall - "The Power Plant" (shown as part of "Construction in-progress" in 2000). "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Borrowing costs capitalized as part of Building and improvements amounted to ₱267,921 million in 2000.

The condominium units were fully completed in April 2000. Condominium units for lease are covered by lease agreements with a period of one to two years.

6. Investments and Advances

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Investments:					
At equity	**₱2,378,991**	₱2,589,172	**₱930,749**	₱737,733	₱881,193
At cost:					
Rockwell Leisure Club Inc. (RLCI) shares	–	–	**59,924**	96,710	109,724
Convertible to RLCI shares	–	–	**186,667**	186,667	186,667
Others	**111,148**	60,565	**141,334**	70,646	19,624
	2,490,139	2,649,737	**1,318,674**	1,091,756	1,197,208
Advances to subsidiaries and affiliates	**6,125**	440,595	**69,214**	117,120	94,400
	₱2,496,264	₱3,090,332	**₱1,387,888**	₱1,208,876	₱1,291,608

The details and movements of investments in investees which are accounted for under the equity method follow:

		Percentage of Ownership				
		Parent Company		Consolidated		
	Principal Activities	2001	2000	2001	2000	1999
Meralco Energy, Inc.	Facilities maintenance service	100.00	100.00	–	–	–
eMeralco Ventures, Inc.	e-Business	100.00	100.00	–	–	–
Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR)	Engineering consulting and construction services	71.93	71.93	–	–	–
Batangas Cogeneration Corporation	Power generation	51.00	51.00	–	–	–
Corporate Information Solutions, Inc. and Subsidiaries (CIS)	Computer services	51.00	51.00	–	–	–
Rockwell	Real estate	51.00	51.00	–	–	–
Soluziona Phils., Inc. [Soluziona (formerly Iberpacific, Inc.)]	Computer services	50.00	50.00	50.00	50.00	50.00
First Private Power Corporation and Subsidiary (FPPC)	Power generation	40.00	40.00	40.00	40.00	40.00
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Manufacturing	35.00	35.00	35.00	35.00	35.00

	Parent Company		Consolidated		
Investee Companies	2001	2000	2001	2000	1999
Rockwell	₱1,434,278	₱1,831,650	₱–	₱–	₱–
FPPC	817,900	647,468	817,900	647,428	821,701
GEPMICI	85,260	64,866	85,260	64,866	47,022
Others	41,553	45,188	27,589	25,439	12,470
	₱2,378,991	₱2,589,172	₱930,749	₱737,733	₱881,193

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Acquisition costs	₱1,032,754	₱978,228	₱646,931	₱655,029	₱648,816
Accumulated equity in net earnings:					
Balance at beginning of year	1,610,944	2,020,855	82,704	232,377	146,305
Equity in net earnings for the year	139,823	78,589	605,644	338,827	345,696
Dividends declared	(404,530)	(488,500)	(404,530)	(488,500)	(259,624)
Balance at end of year	1,346,237	1,610,944	283,818	82,704	232,377
	₱2,378,991	₱2,589,172	₱930,749	₱737,733	₱881,193

Undistributed earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱1,346,237 in 2001,and ₱1,610,944 in 2000. These amounts are not currently available for distribution as dividends.

On May 12, 1999, Rockwell entered into an agreement with RLCI for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400,000, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213,333 in exchange for 600 Class A shares and 200 Class B shares of RLCI.

US SEC
File No. 82-3237

7. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Cash	₱1,842,807	₱118,223	₱2,124,052	₱371,036	₱1,090,764
Short-term investments	781,382	4,654,002	841,852	5,003,309	1,040,317
	₱2,624,189	₱4,772,225	₱2,965,904	₱5,374,345	₱2,131,081

8. Receivables

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Notes and customers' accounts (including unbilled revenues of ₱18,660,627 in 2001, ₱12,489,218 in 2000 and ₱6,669,602 in 1999 both for parent company and consolidated) (see Note 11)	₱28,000,243	₱19,701,108	₱30,052,762	₱21,873,066	₱15,261,160
Affiliates (see Note 18)	541,621	480,168	480,959	879,050	447,057
Others (see Note 12)	933,909	832,543	1,162,157	1,396,148	1,576,525
	29,475,773	21,013,819	31,695,878	24,148,264	17,284,742
Less allowance for doubtful accounts	1,233,189	913,419	1,311,557	951,812	719,153
	₱28,242,584	₱20,100,400	₱30,384,321	₱23,196,452	₱16,565,589

9. Inventories

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Materials and supplies	₱1,700,080	₱2,341,925	₱1,754,235	₱2,372,986	₱2,706,890
Condominium units for sale	–	–	635,968	2,187,527	–
	₱1,700,080	₱2,341,925	₱2,390,203	4,560,513	₱2,706,890

10. Other Current Assets

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Advance payments to suppliers	₱694,029	₱333,866	₱694,029	₱333,866	₱235,373
Deferred tax assets - net (see Note 23)	674,239	292,294	675,909	396,778	263,977
Others	60,222	36,217	83,494	249,843	356,588
	₱1,428,490	₱662,377	₱1,453,432	₱980,487	₱855,938

11. Other Assets

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Deferred foreign exchange loss (CERA II) and Deferred Purchased Power Adjustment (Deferred PPA)	₱8,755,355	₱9,984,844	₱8,755,355	₱9,984,844	₱3,072,416
Deferred charges - net	2,032,821	2,473,119	2,032,821	2,473,119	3,122,447
Unamortized debt issuance costs	938,623	788,876	938,623	788,876	437,435
Special deposits	373,611	373,611	373,611	373,611	462,596
Value added tax (VAT) and creditable witholding tax	–	–	747,702	819,359	673,088
Others	1,375,602	1,335,772	1,481,444	1,358,736	793,870
	₱13,476,012	₱14,956,222	₱14,329,556	₱15,798,545	₱8,561,852

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 22).

Deferred PPA in 2001 represents payments made by the Parent Company to Quezon Power (Philippines) Limited Co. (QPPL) by virtue of its purchase power agreement (Agreement) with QPPL. As discussed more fully in Note 27 to the financial statements, on February 22, 2002, the Parent Company and QPPL amended the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

Deferred PPA in 2000 represents payments made by the Parent Company, by virtue of its purchase power agreements with independent power producers (IPPs), that are either billable to customers in the following billing periods, or to be applied against future deliveries as discussed in the preceding paragraph. The portion of the Deferred PPA that are billable to the customers have been presented as part of "Receivables" in the 2001 balance sheet as the Parent Company expects to bill the entire amount the following year.

Deferred charges mainly represent software cost, consultancy fees and other development expenditures, related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and corporate planning. Amortizations charged to operations amounted to ₱779,287, ₱726,774 and ₱281,477 for the years ended December 31, 2001, 2000 and 1999, respectively.

"Others" include matured placements with a local bank, amounting to ₱383,112 as of December 31, 2001 (₱494,339 as of December 31, 2000), which was placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholder of the local bank for the repayment terms of the Parent Company's matured placements. Based on the MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111,227 in 2001. The bank and its subsidiary have since been merged with another commercial bank and was opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱250,000 covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an affiliate at a discount.

US SEC
File No. 82-3237

12. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	2001	2000	1999
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 86,317,451 shares in 2001, 83,018,928 shares in 2000 and 80,412,100 shares in 1999	**₱863,175**	₱830,189	₱804,121
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 995,718,823 shares in 2001, 995,006,383 shares in 2000, and 828,793,698 shares in 1999	**₱9,957,188**	₱9,950,064	₱8,287,937
Subscribed - 10,592,471 shares in 2001, 11,304,911 shares in 2000, and 9,799,047 shares in 1999	**105,925**	113,049	97,990
	₱10,063,113	₱10,063,113	₱8,385,927

Preferred shares are nonparticipating, nonconvertible into common shares and, like common shares, have no preemptive rights to subscribe to any or all issues or other disposition of preferred shares. Preferred shareholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the Securities and Exchange Commission, redeemed shares are not considered retired and may be reissued.

Series B preferred shares are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice.

In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred shares to the customers.

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common shares, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common shares, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

US SEC
File No. 82-3237

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees and retirees to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the Philippine Stock Exchange (PSE) during a 30-day calendar year that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period and limit as to the number of shares an employee or retiree may purchase.

A summary of the Plan follows:

	Number of Shares		
	2001	2000	1999
Total options granted	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**18,367,249**	18,367,249	16,936,895
During the year	–	–	1,430,354
Balance at end of year	**18,367,249**	18,367,249	18,367,249
Options unexercised at end of year	**6,632,751**	6,632,751	6,632,751

c. Retained Earnings

On July 23, 2001, the Board of Directors approved the transfer from unappropriated retained earnings of ₱6,600,000 to appropriated retained earnings for long-term expansion and improvement projects.

13. Long-term Debt

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Parent Company - Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱7,403,999**	₱7,478,358	**₱7,403,999**	₱7,478,358	₱5,624,148
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,573,791**	4,595,103	**3,573,791**	4,595,103	4,521,863
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005	**511,423**	611,154	**511,423**	611,154	713,370

(Forward)

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	**₱16,703**	₱32,249	**₱16,703**	₱32,249	₱77,188
Japanese yen term loan at annual interest rate of 7.375%, payable in semi-annual installments up to 2001	–	90,818	–	90,818	236,178
US dollar term loans at annual interest rate of LIBOR plus 2.15%, payable in semi-annual installments up to 2001	–	–	–	–	4,835,760
	11,505,916	12,807,682	**11,505,916**	12,807,682	16,008,507
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**6,202,800**	5,988,000	**6,202,800**	5,988,000	–
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**5,169,000**	4,990,000	**5,169,000**	4,990,000	–
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**3,000,000**	3,000,000	**3,000,000**	3,000,000	–
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**600,000**	–	**600,000**	–	–
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**32,281**	38,280	**32,281**	38,280	44,090
	15,004,081	14,016,280	**15,004,081**	14,016,280	44,090
Rockwell - Secured by Rockwell Assets					
Long-term commercial payable (LTCPs)	–	–	**2,000,000**	2,000,000	2,000,000
Syndicated loan payable to a local bank	–	–	**714,286**	1,000,000	1,000,000
	–	–	**2,714,286**	3,000,000	3,000,000
Batangas Cogen - Unsecured	–	–	–	91,848	–
	26,509,997	26,823,962	**29,224,283**	29,915,810	19,052,597
Less current portion	**1,135,504**	1,177,330	**2,516,456**	1,177,330	1,100,604
	₱25,374,493	₱25,646,632	**₱26,707,827**	₱28,738,480	₱17,951,993

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other term loans have a first mortgage lien on substantially all of the Parent Company's utility plant in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture, debt restructuring agreements and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

For the years ended December 31, 2001, 2000 and 1999, the Parent Company did not comply with the minimum rate of return on rate base (RORB) of 8% as required by two foreign creditors. These creditors have granted the Parent Company's request for waiver of compliance with this ratio for fiscal years 2000 and 1999. On December 13, 2001, the Parent Company has filed with these foreign creditors another request for waiver for fiscal year 2001. On February 20, 2002, one of the foreign creditors has granted the Company waiver of compliance with the ratio for fiscal year 2001. The waiver from the other foreign creditor is still pending as of February 27, 2002. Similar to prior years, management expects to receive the waiver from the other foreign creditor upon submission of certain requirements.

Repayments of long-term debt of the Parent Company are scheduled as follows:

	Amount in Original Currency				Total
Year	US Dollar	Japanese Yen	Deutschmark*	Philippine Peso	Peso Equivalent
2002	9,588	1,011,468	6,280	96,193	1,135,504
2003	78,121	1,011,468	6,280	286,396	4,867,860
2004	99,066	1,011,468	6,280	1,305,033	6,969,144
2005	76,088	1,011,468	3,140	1,814,816	6,127,912
Thereafter	100,699	5,057,340	–	129,845	7,409,577
	363,562	9,103,212	21,980	3,632,283	26,509,997

**Converted to Euro on January 1, 2002*

Rockwell

The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2¼%). The LTCPs are collateralized by a mortgage on certain land and development of Rockwell.

Syndicated loan of ₱1,000,000 is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250,000 portion of the loan is fixed at 14.5% per annum while the interest rate for the ₱750,000 portion of the loan is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears. The loans provide for certain restrictions with respect to, among others, maintenance of certain financial ratios.

Repayments of long-term debt of Rockwell are scheduled as follows:

2002	₱1,380,952
2003	666,667
2004	666,667
	₱2,714,286

14. Notes Payable

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Parent Company - Unsecured					
US dollar term loans with annual interest rates ranging from 3.6% to 7.93 % in 2001, 9.84% to 11.00% in 2000 and 6.84% to 7.05% in 1999	**₱5,530,830**	₱5,498,430	**₱5,530,830**	₱5,498,430	₱60,596
Philippine peso term loans with annual interest rates ranging from 11% to 12% in 2001, 6.77% to 8.69% in 2000 and 8.75% to 13.50% in 1999	**1,930,897**	374,002	**1,930,897**	374,002	620,000
Japanese yen term loans with annual interest rate of 6.84% in 1999	**–**	–		–	3,475,300
Total (Carried Forward)	**7,461,727**	5,872,432	**7,461,727**	5,872,432	4,155,896

US SEC
File No. 82-3237

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Total (Brought Forward)	₱7,461,727	₱5,872,432	₱7,461,727	₱5,872,432	₱4,155,896
Rockwell - Secured by Rockwell assets					
Philippine peso term loans with annual interest rates ranging from 13.5% to 16.50% in 2001, 17.25% to 20.5% in 2000 and 8.75% to 11.12% in 1999	–	–	1,465,607	1,643,826	600,574
MIESCOR - Unsecured					
Philippine peso term loans with annual interest rates ranging from 14.6% to 18.3% in 2001, 11.5% to 14.3% in 2000 and 11% to 17.8% in 1999	–	–	597,602	680,300	621,888
CIS - Unsecured	–				
Philippine peso term loans with annual interest rates ranging from 14% to 14.75% in 2001, 11.25% to 11.375% in 2000 and 11% to 12% in 1999	–	–	80,000	39,000	6,000
	₱7,461,727	₱5,872,432	₱9,604,936	₱8,235,558	₱5,384,358

A substantial portion of Rockwell's loan is collateralized by an assignment of Rockwell's receivables with a face value of ₱1,128,019 as of December 31, 2001 and ₱1,315,826 as of December 31, 2000.

15. Accounts Payable and Other Liabilities

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Trade accounts payable	₱11,204,103	₱10,108,442	₱11,978,170	₱10,810,003	₱7,087,410
Current portion of advance payment received from a customer (Note 16)	798,807	–	798,807	–	–
Current portion of meter and service deposits (Note 16)	687,760	387,319	687,760	387,319	337,878
Accrued taxes	546,036	591,827	617,295	645,712	1,356,354
Accrued interest on loans	454,886	499,483	527,271	504,152	365,492
Current portion of interest on meter and service deposits (Note 16)	31,130	19,678	31,130	19,678	16,992
Accrued expenses and other payables	983,600	871,670	2,418,668	2,407,303	1,532,946
	₱14,706,322	₱12,478,419	₱17,059,101	₱14,774,167	₱10,697,072

16. Customers' Deposits

	Parent Company and Consolidated		
	2001	2000	1999
Meter and service deposits - net of current portion	₱7,866,175	₱7,230,577	₱6,907,560
Interest on meter and service deposits - net of current portion	3,801,992	3,097,206	2,379,080
Advance payment received from a customer - net of current portion	804,007	–	–
	₱12,472,174	₱10,327,783	₱9,286,640

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year are shown separately as part of "Accounts Payable and Other Liabilities" account.

Advance payment received from a major industrial customer (referred to as "customer") represents advance payment equal to the present value of a customer's expected future electrical requirements for the next three years starting February 2001. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US dollar, until termination of the agreement. Advance payment to be applied the following year is shown as part of "Accounts Payable and Other Liabilities" account. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of operations and maintenance expense. Amortization for the year ended December 31, 2001 amounted to ₱186,000. In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US dollar calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

17. Operating Reserves

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Operating reserves	**₱1,750,611**	₱2,013,877	**₱1,750,611**	₱2,013,877	₱1,965,566
Estimated liability for land and property development	–	–	–	–	274,515
	₱1,750,611	₱2,013,877	**₱1,750,611**	₱2,013,877	₱2,240,081

18. Related Party Transactions

In the normal course of business, the Parent Company purchases power from an affiliate amounting to ₱14,175,752 and ₱8,745,066 in 2001 and 2000, respectively. The related liability outstanding as at the end of 2001 and 2000 amounting to ₱2,932,417 and ₱2,002,521, respectively, are presented as part of "Trade Accounts Payable" account. Other transactions with subsidiaries and affiliates consist of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances. Total transactions with related parties for goods and services provided to the Parent Company amounted to ₱459,629 in 2001, ₱314,985 in 2000 and ₱396,709 in 1999. On a consolidated basis, after eliminating intercompany transactions of subsidiaries, total transactions with affiliates amounted to ₱102,091 in 2001, ₱50,149 in 2000 and ₱126,137 in 1999.

US SEC
File No. 82-3237

19. Operations and Maintenance

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Salaries, wages and employees benefits	**₱3,953,712**	₱3,482,015	**₱4,287,409**	₱3,735,809	₱3,905,538
Contractors' services	**2,004,833**	1,102,688	**2,004,833**	1,102,688	835,477
Retirement expense (see Note 24)	**1,142,133**	1,142,133	**1,149,833**	1,158,324	12,364
Materials and supplies	**559,185**	692,332	**564,487**	699,677	478,833
Provision for doubtful accounts	**432,013**	350,886	**495,130**	375,281	284,995
Transportation and travel	**216,395**	432,709	**237,747**	436,074	295,502
Computer related expenses	**146,162**	71,348	**146,162**	71,348	77,640
Corporate expenses	**128,397**	70,373	**128,397**	70,373	49,816
Property insurance	**70,477**	66,033	**70,477**	66,033	45,961
Others	**851,749**	622,065	**1,305,785**	850,602	1,010,765
Total	**₱9,505,056**	₱8,032,582	**₱10,390,260**	₱8,566,209	₱6,996,891

20. Depreciation and Amortization

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Utility plant and others at revalued amounts	**₱4,036,355**	₱3,433,815	**₱4,036,355**	₱3,433,815	₱3,479,156
Other property and equipment at cost	**–**	–	**243,413**	209,343	237,325
Deferred charges	**779,287**	726,774	**779,287**	726,774	281,477
	₱4,815,642	₱4,160,589	**₱5,059,055**	₱4,369,932	₱3,997,958

Depreciation on utility plant and others includes depreciation on appraisal increase amounting to ₱1,156,551, ₱1,115,954 and ₱1,631,184, for the years ended December 31, 2001, 2000 and 1999, respectively.

21. Cost of Contracts and Services

	Consolidated		
	2001	2000	1999
Contractors' services	**₱115,487**	₱157,992	₱215,879
Salaries, wages and employees benefits	**192,229**	258,826	85,397
Materials and supplies	**97,560**	111,254	47,457
Gas and oil	**89,924**	34,203	28,327
Others	**370,705**	419,382	489,687
	₱865,905	₱981,657	₱866,747

22. Interest and Other Financial Charges - Net

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Interest and dividend income	**₱556,088**	₱556,977	**₱788,868**	₱615,691	₱299,351
CERA II recovery	**512,943**	461,834	**512,943**	461,834	217,115
Total financial income	**1,069,031**	1,018,811	**1,301,811**	1,077,525	516,466
Interest expense on loans	**(2,150,576)**	(1,532,559)	**(2,932,936)**	(1,794,621)	(930,769)
Interest expense on customers' deposit	**(828,104)**	(796,408)	**(828,104)**	(796,408)	(705,754)
CERA II realized foreign exchange loss	**(512,943)**	(461,834)	**(512,943)**	(461,834)	(217,115)
Other financial expense	**(61,354)**	(69,791)	**(129,074)**	(73,001)	(119,535)
Total financial expenses	**(3,552,977)**	(2,860,592)	**(4,403,057)**	(3,125,864)	(1,973,173)
	(₱2,483,946)	(₱1,841,781)	**(₱3,101,246)**	(₱2,048,339)	(₱1,456,707)

US SEC
File No. 82-3237

23. Income Tax

Significant components of the Company's deferred tax assets and liabilities are as follows:

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Other current assets -					
Deferred tax assets due to allowance for doubtful accounts and others	**₱674,239**	₱292,294	**₱675,909**	₱396,778	₱263,977
Deferred income tax - noncurrent:					
Deferred tax liabilities:					
Depreciation method differential	**₱2,478,411**	₱2,245,258	**₱2,478,411**	₱2,245,258	₱2,125,633
Capitalized duties, taxes and interest deducted in advance	**1,914,350**	1,836,807	**1,914,350**	1,836,807	1,801,870
Net book value of capitalized/ realized foreign exchange loss	**156,376**	181,995	**156,376**	181,995	207,615
Unrealized gain on real estate and others	**–**	–	**233,272**	200,030	134,345
	4,549,137	4,264,060	**4,782,409**	4,464,090	4,269,463
Less deferred tax assets:					
Reserves, unamortized past service pension costs and net operating loss carryover (NOLCO) of subsidiaries (Net of valuation allowance of ₱162,115 for 2001 consolidated)	**792,939**	647,046	**1,142,837**	647,046	564,994
	₱3,756,198	₱3,617,014	**₱3,639,572**	₱3,817,044	₱3,704,469

The components of the provision for (benefit from) income tax are as follows:

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Operating:					
Current	**₱2,507,747**	₱2,435,074	**₱2,518,371**	₱2,451,416	₱2,227,119
Deferred	**(279,840)**	(42,644)	**(493,682)**	(43,116)	642,726
	2,227,907	2,392,430	**2,024,689**	2,408,300	2,869,845
Nonoperating:					
Current	**(1,223,844)**	(876,915)	**(1,223,844)**	(876,915)	(1,031,096)
Deferred	**37,079**	22,890	**37,079**	22,890	85,187
	(1,186,765)	(854,025)	**(1,186,765)**	(854,025)	(945,909)
	₱1,041,142	₱1,538,405	**₱837,924**	₱1,554,275	₱1,923,936

In the Parent Company financial statements, the provision for income tax - operating relates to income from utility operations and is shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for income tax as shown in the statements of income is summarized as follows:

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Income tax computed at statutory tax rate	**₱806,940**	₱1,289,003	**₱741,910**	₱1,294,082	₱1,727,164
Income tax effects of permanent differences:					
Depreciation on appraisal increase	**370,096**	357,105	**370,096**	357,105	538,291
Equity in net earnings of investee companies	**(44,743)**	(25,148)	**(193,806)**	(108,425)	(114,080)
Interest income subjected to a lower final tax rate	**(165,186)**	(147,994)	**(165,609)**	(150,793)	(78,733)
Nondeductible interest expense	**78,465**	70,297	**82,234**	71,627	(84,794)
Adjustment due to change in applicable tax rates for temporary differences in the expected years of recovery and others	**(4,430)**	(4,858)	**3,099**	90,679	(63,912)
	₱1,041,142	₱1,538,405	**₱837,924**	₱1,554,275	₱1,923,936

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees.

Based on the valuation conducted by an independent actuary on the Parent Company's retirement plan as of January 1, 1998, the balance of net assets available for plan benefits is adequate to cover the total present value of accumulated plan benefits. On this basis, the retirement fund is considered to be fully funded, thus, no provision for retirement benefits is recorded in 1999 for the Parent Company.

An updated valuation was conducted by an independent actuary as of January 1, 2000. Based on the updated valuation, total present value of accumulated benefits amounted to ₱11,747,353 while the plan assets amounted to ₱8,516,761. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Actuarial valuations are made at least once in every three years. Retirement expense amounted to ₱1,142,133 in 2001 and 2000.

Rockwell has an unfunded, noncontributory defined benefit retirement plan covering substantially all of its employees. Based on the latest actuarial valuation dated January 1, 1998, the unfunded present value of retirement benefits amounted to ₱14,051. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% and salary increases of 7%. Actuarial valuations are made at least once every three years.

MIESCOR has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees. At October 1, 1998, the actuarial present value of retirement benefits amounted to ₱56,900. The fair value of the plan assets amounted to ₱27,100. The unfunded present value of the retirement benefits amounted to ₱29,800. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial evaluations are made at least once every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱15,800. The fair value of the plan assets amounted to ₱35,300. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱1,149,833 in 2001, ₱1,158,324 in 2000 and ₱12,364 in 1999.

25. Financial Instruments

The Parent Company's Interest Rate Risk Management strategy is to manage interest costs on its floating rate debts to obtain a more stable and predictable interest cost.

In 2000, the Parent Company contracted long-term unsecured floating rate dollar debts totaling US$ 220,000. The Parent Company entered into various interest rate swap agreements to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of the long-term debt.

The interest rate swap agreements for the US$120,000 debt consists of a zero-cost collar which limits the Parent Company's interest rate exposure to between 5.98% and 8.0% and a fixed rate swap of 6.67% with a termination option on April 19, 2003. In 2001, the Parent Company amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 5.92% for the period January 19, 2001 to January 19, 2002 and to a rate to be determined on January 16, 2003 for the remaining period up to loan maturity.

The interest rate swap agreements for the US$100,000 debt consists of a structure which fixed the interest rate at 6.37% for as long as LIBOR is less than 7.50% and a subsidy of 1.13% if LIBOR is greater than or equal to 7.50%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002 and to a rate to be determined on April 1, 2003 for the remaining period up to loan maturity.

The interest rate differential, which represents the present value of the excess of interest cost using current market rates over interest cost using these interest rate structures, amounted to ₱708,095 as of December 31, 2001. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220,000 debt, the weighted average interest rate at drawdown was 7.83% which included 6 months LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US dollar interest rates. Management therefore entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

As of December 31, 2001, the Parent Company also has short-term outstanding currency swaps with aggregate notional amount of US$37.95 million at an average swap rate of ₱51.84 to US$1 maturing in January 2002. The estimated unrealized mark to market values of these currency swaps are not material.

26. Contingent Liabilities

a. The Parent Company is contingently liable to refund ₱11.3 billion to its customers.

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund to its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that ERB granted to the Parent Company on January 28, 1994.

The ERB claimed that the Parent Company had exceeded the maximum allowable rate of return of 12%. In computing for the Parent Company's rate of return, the ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method being practiced by the Parent Company.

On February 20, 1998, the Parent Company filed with the Court of Appeals (CA) a petition for review which strongly disputed the ERB decision. In its petition, the Parent Company argued that the ERB disregarded certain basic legal principles in Public Utility Law, particularly in rate-making. The Parent Company has also contested other relatively minor, value-wise, disallowances made by ERB.

On February 26, 1999, the CA rendered a decision setting aside the aforementioned ERB decision, insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. On March 18, 1999, the ERB filed a motion for reconsideration of CA decision. On December 23, 1999, the CA denied the motion filed by ERB. On February 21, 2000, the Parent Company received a copy of a petition filed with the Supreme Court by the Republic of the Philippines represented by the ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

As of February 27, 2002, the above mentioned case has been submitted for the decision of the Supreme Court.

b. The additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

c. The Parent Company, MIESCOR and Rockwell have other contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

27. **Commitments**

The Parent Company entered into a 10-year power supply contract with the government-owned firm, National Power Corporation (NPC) commencing on November 21, 1994. One of the provisions of RA No. 9136 is for distribution utilities to enter into transition supply contracts with NPC. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a transition supply contract with NPC which would effectively supersede the 10-year supply contract with the government-owned firm.

The Parent Company also entered into power purchase agreements (Agreement) separately with QPPL and First Gas Power Corporation on August 12, 1994 and January 9, 1997, respectively. Under the terms of the agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company and QPPL have been in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the power plant (Plant) of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment). The Amendment provides for, among others, the following:

a. Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of the fault or negligence of QPPL;

b. Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

c. Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions (see Note 11);

d. Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

e. Payment of the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars;

f. Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment and the Settlement and Release Agreement, the effectiveness of the Amendment and the Settlement and Release Agreement are subject to the approval of ERC, the lenders of QPPL and the Board of Directors of the respective parties.

28. Earnings Per Common Share

Basic earnings per common share are calculated by dividing the net income for the period attributable to common shareholders (net income for the period less dividends on preferred shares) by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the net income attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would be issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings

	2001	2000	1999
Net income	**₱1,480,546**	₱2,489,730	₱3,309,894
Cash dividends on preferred shares	**(73,594)**	(71,455)	(72,759)
Earnings including depreciation on appraisal increase (a)	**1,406,952**	2,418,275	3,237,135
Depreciation on appraisal increase	**1,156,551**	1,115,954	1,631,184
Earnings excluding depreciation on appraisal increase (b)	**₱2,563,503**	₱3,534,229	₱4,868,319

Shares

	2001	2000	1999
Weighted average common shares - beginning	**1,006,311,294**	838,592,745	837,281,587
Stock dividend - 20% in 2000	**–**	167,718,549	167,456,317
Weighted average common shares - basic (c)	**1,006,311,294**	1,006,311,294	1,004,737,904
Number of shares under option	**6,632,751**	6,632,751	6,632,751
Weighted average number of shares that would have been issued at fair value	**(11,308,062)**	(6,693,651)	(4,402,869)
Adjusted weighted average common shares - diluted (d)	**1,001,635,983**	1,006,250,394	1,006,967,786

Per Share Amounts

	2001	2000	1999
Basic			
Including depreciation on appraisal increase (a/c)	**₱1.40**	₱2.40	₱3.22*
Excluding depreciation on appraisal increase (b/c)	**2.55**	3.51	4.84*
Diluted			
Including depreciation on appraisal increase (a/d)	**₱1.40**	₱2.40	₱3.21*
Excluding depreciation on appraisal increase (b/d)	**2.55**	3.51	4.83*

** Adjusted retroactively to effect the stock dividend issued in 2000.*

Segment Information

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Revenues															
External sales	**₱129,245,173**	₱103,533,122	₱84,346,859	**₱1,876,587**	₱1,719,973	₱2,523,383	**₱1,465,847**	₱1,362,505	₱1,288,883						
Inter-segment sales	**154,694**	157,870	84,011	**–**	–	–	**357,538**	264,836	270,572						
Total revenues	**129,399,867**	103,690,992	84,430,870	**1,876,587**	1,719,973	2,523,383	**1,823,385**	1,627,341	1,559,455	**(₱512,232)**	(₱422,706)	(₱354,583)	**₱132,587,606**	₱106,615,600	₱88,159,125
Results															
Segment Result	**4,865,811**	5,791,327	5,757,179	**(355,539)**	32,639	452,281	**(63,626)**	(185,713)	267,974	**–**	–	–	**4,446,646**	5,638,253	6,477,434
Interest and other financial charges - net													**(3,101,246)**	(2,048,339)	(1,456,707)
Equity in net earnings													**605,644**	338,827	345,696
Minority interest													**367,426**	115,264	(132,593)
Income tax													**(837,924)**	(1,554,275)	(1,923,936)
Net income													**1,480,546**	2,489,730	3,309,894
Other Information															
Segment assets	**132,164,543**	122,394,833	99,370,774	**11,407,867**	12,935,122	12,251,219	**2,110,009**	2,746,115	1,860,030	**(2,371,045)**	(2,543,024)	(2,131,636)	**143,768,513**	136,004,189	111,760,802
Investment in equity method associates	**2,378,991**	2,589,172	2,895,596	**–**	–	–	**–**	–	–	**(1,448,242)**	(1,851,439)	(2,014,403)	**930,749**	737,733	881,193
Consolidated total assets	**134,543,534**	124,984,005	102,266,370	**11,407,867**	12,935,122	12,251,219	**2,110,009**	2,746,115	1,860,030	**(3,362,148)**	(3,923,320)	(3,735,624)	**144,699,262**	136,741,922	112,641,995
Segment liabilities	**66,658,546**	61,216,767	43,678,458	**5,235,866**	5,983,961	5,398,868	**2,231,886**	2,002,598	1,492,070	**(351,282)**	(35,445)	(12,851)	**73,775,016**	69,167,881	50,556,545
Capital expenditures	**7,231,675**	5,385,698	6,534,039	**706,030**	170,336	150,989	**305,824**	278,479	316,535	**–**	–	–	**8,243,529**	5,834,513	7,001,563
Depreciation and amortization	**4,815,642**	4,160,589	3,760,633	**201,675**	40,281	38,984	**41,737**	169,062	198,342	**–**	–	–	**5,059,055**	4,369,932	3,997,958
Noncash expenses other than depreciation and amortization	**771,732**	406,294	294,450	**12,000**	–	–	**51,117**	24,395	13,051	**–**	–	–	**834,849**	430,689	307,501

30. **Other Matters**

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the peso exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II.

The Parent Company's foreign exchange liabilities as of December 31, 2001, 2000 and 1999 equivalent to US$579,507 (₱29,954,712), US$599,737 (₱29,978,454) and US$517,906 (₱20,870,576), respectively. As of December 31, 2001, 2000 and 1999, the exchange rates based on Philippine Dealing System were ₱51.69 to US$1, ₱49.986 to US$1 and ₱40.298 to US$1, respectively.

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001", was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The harmonized Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission on February 27, 2002.

The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the National Transmission Corporation (TRANSCO) within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the Department of Energy (DoE) and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and nonregulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power and (i) unbundling of electricity rates and charges.

RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity (d) distributors shall file a Business Separation and Unbundling Plan with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, Transition Supply Contracts negotiated with distributors; and, (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and, (d) distributors cannot source more than 50% of their total demand from affiliated generators.

Based on the initial assessment made by the Parent Company, it has complied or is in the process of complying with the provisions of the Act and the IRR.

c. The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (Republic Act No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

d. Supplemental disclosures of cash flows information:

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	**2001**	2000	1999
Noncash investing and financing activity - Assignment of land and development in exchange for investments in and advances to Rockwell Leisure Club, Inc. (RLCI)	**₱–**	₱–	**₱–**	₱–	₱400,000

SGV & Co

Report of Independent Public Accountants
On Supplementary Schedules

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of Manila Electric Company and Subsidiaries included in this Form 11-A and have issued our report thereon dated February 27, 2002. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 48 and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

R. F. S. Reyes
Partner
CPA Certificate No. 26815
PTR No. 6723088
January 2, 2002
Makati City

February 27, 2002

MANILA ELECTRIC COMPANY

SCHEDULE "B" - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS EMPLOYEES, AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)

FOR THE YEAR ENDED DECEMBER 31, 2001

(In Thousand Pesos)

Name and Designation of Debtor	Beginning Balance	Additions	Deductions		Current	Non-Current	Ending Balance
			Amount Collected	Amount Written-Off			
Car Loan	69,434	4,231	22,537	0	51,128	0	51,128
Employees stock option plan	352,786	98,608	231,281	0	49,543	170,570	220,113
Totals	**422,220**	**102,839**	**253,818**	**0**	**100,671**	**170,570**	**271,241**

sec-annu.xls/mydocc/sht1

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY

SCHEDULE "E" - UTILITY PLANT AND OTHERS
FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousand Pesos)

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
C O S T:					
Electric plant in service	61,273,168	7,519,262	82,625	0	68,709,805
Construction work In progress	10,591,467	0	3,589,240	0	7,002,227
Other Property and equipment	2,355,189	3,941,369	0	0	6,296,558
APPRAISAL INCREASE:					
Electric plant in service	42,074,117	4,324,317	492,510	0	45,905,924
T O T A L S	**116,293,941**	**15,784,948**	**4,164,375**	**0**	**127,914,514**

sec-annu.xls"/mydocc/sht1

MANILA ELECTRIC COMPANY

SCHEDULE "F" - ACCUMULATED DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousand Pesos)

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
COST:					
Electric Plant in Service	13,413,429	2,963,065	(241,885)	(11,375)	16,607,004
Other Property and Equipment	741,657	33,523	0	0	775,180
APPRAISAL INCREASE:					
Electric Plant in Service	17,998,753	1,156,551	223,410	1,396,157	20,328,051
TOTALS	**32,153,839**	**4,153,139**	**(18,475)**	**1,384,782**	**37,710,235**

MANILA ELECTRIC COMPANY

SCHEDULE "K" - CAPITAL STOCK

FOR THE YEAR ENDED DECEMBER 31, 2001

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options, Warrants Conversions, and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Preferred Shares	300,000,000	86,317,451	NIL	NIL	NIL	86,317,451
Common Shares	1,080,000,000	1,006,311,294	6,632,751	NIL	10,076,010	996,235,284

Note: Refer to No. 12 (Stockholders' Equity) of Notes to Financial Statements for additional information.

sec-annu.xls/mydocc/sht1

SGV & Co

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

US SEC
File No. 82-3237

OSCAR L. GOMEZ

2002 MAR 18 PM 5:16

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
Manila Electric Company

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2001 and 2000 and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Manila Electric Company as of December 31, 2001 and 2000 and Manila Electric Company and Subsidiaries as of December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

PTR No. 6723088
January 2, 2002
Makati City

February 27, 2002

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

(Amounts in Thousands)

	Parent Company		Consolidated		
	December 31				
	2001	2000	**2001**	2000	1999
ASSETS					
Utility Plant and Others at revalued amounts - net (Notes 4 and 13)	**₱77,680,674**	₱71,935,103	**₱77,680,674**	₱71,935,103	₱66,443,812
Other Property and Equipment at cost - net (Notes 5 and 13)	**6,895,241**	7,125,421	**12,523,605**	12,204,999	7,822,128
Investments and Advances (Note 6)	**2,496,264**	3,090,332	**1,387,888**	1,208,876	1,291,608
Land and Development (Notes 6 and 13)	**–**	–	**1,583,679**	1,482,602	6,263,097
Current Assets					
Cash and cash equivalents (Note 7)	**2,624,189**	4,772,225	**2,965,904**	5,374,345	2,131,081
Receivables - net (Notes 8, 11, 14, and 18)	**28,242,584**	20,100,400	**30,384,321**	23,196,452	16,565,589
Inventories (Note 9)	**1,700,080**	2,341,925	**2,390,203**	4,560,513	2,706,890
Other current assets - net (Notes 10 and 23)	**1,428,490**	662,377	**1,453,432**	980,487	855,938
Total Current Assets	**33,995,343**	27,876,927	**37,193,860**	34,111,797	22,259,498
Other Assets - net (Notes 11 and 27)	**13,476,012**	14,956,222	**14,329,556**	15,798,545	8,561,852
	₱134,543,534	₱124,984,005	**₱144,699,262**	₱136,741,922	₱112,641,995
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity (Notes 12 and 13)					
Preferred stock	**₱863,175**	₱830,189	**₱863,175**	₱830,189	₱804,121
Common stock	**10,063,113**	10,063,113	**10,063,113**	10,063,113	8,385,927
Capital in excess of par value	**3,445,417**	3,445,417	**3,445,417**	3,445,417	3,445,417
Subscriptions receivable - common stock (Note 8)	**(170,570)**	(245,219)	**(170,570)**	(245,219)	(574,175)
Deposits on subscriptions to preferred stock	**155,235**	211,132	**155,235**	211,132	220,681
Appraisal increase in utility plant and others (Note 4)	**25,577,873**	24,075,364	**25,577,873**	24,075,364	21,727,718
Unappropriated retained earnings (Note 6)	**15,350,745**	19,387,242	**15,350,745**	19,387,242	18,578,223
Appropriated retained earnings	**12,600,000**	6,000,000	**12,600,000**	6,000,000	6,000,000
Total Stockholders' Equity	**67,884,988**	63,767,238	**67,884,988**	63,767,238	58,587,912
Minority Interest	**–**	–	**3,039,258**	3,806,803	3,497,538
Long-term Debt - net of current portion (Notes 13, 25 and 30)	**25,374,493**	25,646,632	**26,707,827**	28,738,480	17,951,993
Current Liabilities					
Notes payable (Note 14)	**7,461,727**	5,872,432	**9,604,936**	8,235,558	5,384,358
Accounts payable and other liabilities (Notes 15, 16 and 18)	**14,706,322**	12,478,419	**17,059,101**	14,774,167	10,697,072
Income tax payable	**1,517**	83,280	**24,339**	83,642	191,328
Current portion of long-term debt (Notes 13, 25 and 30)	**1,135,504**	1,177,330	**2,516,456**	1,177,330	1,100,604
Total Current Liabilities	**23,305,070**	19,611,461	**29,204,832**	24,270,697	17,373,362
Deferred Income Tax - net (Note 23)	**3,756,198**	3,617,014	**3,639,572**	3,817,044	3,704,469
Customers' Deposits - net of current portion (Note 16)	**12,472,174**	10,327,783	**12,472,174**	10,327,783	9,286,640
Operating Reserves (Note 17)	**1,750,611**	2,013,877	**1,750,611**	2,013,877	2,240,081
	₱134,543,534	₱124,984,005	**₱144,699,262**	₱136,741,922	₱112,641,995

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Amounts)

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	**2001**	2000	1999
REVENUES	**₱129,399,867**	₱103,690,992	**₱132,587,606**	₱106,615,600	₱88,159,125
OPERATING EXPENSES					
Purchased power (Notes 18 and 27)	**106,278,460**	82,718,886	**106,278,460**	82,718,886	65,158,633
Operations and maintenance (Notes 16, 18, 19 and 24)	**9,505,056**	8,032,582	**10,390,260**	8,566,209	6,996,891
Depreciation and amortization (Notes 11 and 20)	**4,815,642**	4,160,589	**5,059,055**	4,369,932	3,997,958
Taxes other than income tax	**2,981,410**	2,404,111	**2,981,410**	2,404,111	1,889,868
Provision for income tax - operating (Note 23)	**2,227,907**	2,392,430	**2,024,689**	2,408,300	2,869,845
Cost of real estate (Note 26)	–	–	**1,612,382**	1,353,055	1,486,263
Cost of contracts and services (Note 21)	–	–	**865,905**	981,657	866,747
	125,808,475	99,708,598	**129,212,161**	102,802,150	83,266,205
OPERATING INCOME	**3,591,392**	3,982,394	**3,375,445**	3,813,450	4,892,920
OTHER INCOME (CHARGES)					
Interest and other financial charges - net (Notes 16, 22 and 25)	**(2,483,946)**	(1,841,781)	**(3,101,246)**	(2,048,339)	(1,456,707)
Purchased power (Note 30)	**(953,488)**	(583,497)	**(953,488)**	(583,497)	(1,285,331)
Benefit from income tax - nonoperating (Note 23)	**1,186,765**	854,025	**1,186,765**	854,025	945,909
Equity in net earnings of investee companies (Note 6)	**139,823**	78,589	**605,644**	338,827	345,696
	(2,110,846)	(1,492,664)	**(2,262,325)**	(1,438,984)	(1,450,433)
INCOME BEFORE MINORITY INTEREST	**1,480,546**	2,489,730	**1,113,120**	2,374,466	3,442,487
MINORITY INTEREST	–	–	**(367,426)**	(115,264)	132,593
NET INCOME	**₱1,480,546**	₱2,489,730	**₱1,480,546**	₱2,489,730	₱3,309,894
Earnings Per Common Share (Note 28)					
Including depreciation on appraisal increase	**₱1.40**	₱2.40	**₱1.40**	₱2.40	₱3.22*
Excluding depreciation on appraisal increase	**2.55**	3.51	**2.55**	3.51	4.84*
Diluted Earnings Per Common Share (Note 28)					
Including depreciation on appraisal increase	**₱1.40**	₱2.40	**₱1.40**	₱2.40	₱3.21*
Excluding depreciation on appraisal increase	**2.55**	3.51	**2.55**	3.51	4.83*

* Adjusted retroactively to effect the stock dividend issued in 2000.

See accompanying Notes to Financial Statements.

[redacted]

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Thousands, Except Percentages, Number of Shares and Per Share Amounts)

	Years Ended December 31		
	2001	2000	1999
PREFERRED STOCK (Note 12)			
Balance at beginning of year	**₱830,189**	₱804,121	₱772,646
Issuance of shares (9,836,900 shares in 2001, 3,174,700 shares in 2000 and 13,219,020 shares in 1999)	**98,369**	31,747	132,190
Redemption of shares (6,538,300 shares in 2001, 567,948 shares in 2000, and 10,071,482 shares in 1999)	**(65,383)**	(5,679)	(100,715)
Balance at end of year	**863,175**	830,189	804,121
COMMON STOCK (Note 12)			
Balance at beginning of year	**10,063,113**	8,385,927	8,371,624
Stock dividend - 20% in 2000	**–**	1,677,186	–
Subscriptions (1,430,354 shares in 1999)	**–**	–	14,303
Balance at end of year	**10,063,113**	10,063,113	8,385,927
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	**3,445,417**	3,445,417	3,373,649
Subscriptions	**–**	–	71,768
Balance at end of year	**3,445,417**	3,445,417	3,445,417
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 12)			
Balance at beginning of year	**(245,219)**	(574,175)	(124,387)
Reclassed to current receivables	**74,649**	328,956	146,801
Subscriptions	**–**	–	(596,589)
Balance at end of year	**(170,570)**	(245,219)	(574,175)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK (Note 12)			
Balance at beginning of year	**211,132**	220,681	314,406
Additional deposits on subscriptions	**42,472**	22,198	38,465
Issuance of shares	**(98,369)**	(31,747)	(132,190)
Balance at end of year	**155,235**	211,132	220,681
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 4)			
Balance at beginning of year	**24,075,364**	21,727,718	21,444,881
Additions	**2,659,060**	3,463,817	1,914,021
Realized revaluation increment on retirement of property	**–**	(217)	–
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(1,156,551)**	(1,115,954)	(1,631,184)
Balance at end of year	**25,577,873**	24,075,364	21,727,718
UNAPPROPRIATED RETAINED EARNINGS (Notes 4, 6 and 12)			
Balance at beginning of year	**19,387,242**	18,578,223	15,800,705
Net income	**1,480,546**	2,489,730	3,309,894
Depreciation on appraisal increase in utility plant and others	**1,156,551**	1,115,954	1,631,184
Realized revaluation increment on retirement of property	**–**	217	–
Cash dividend on preferred stock - 10%	**(73,594)**	(71,455)	(72,759)
Cash dividend on common stock - ₱1.04 a share in 2000 and ₱2.08* a share in 1999	**–**	(1,048,241)	(2,090,801)
Stock dividend - 20% in 2000	**–**	(1,677,186)	–
Transfers to appropriated retained earnings	**(6,600,000)**	–	–
Balance at end of year	**15,350,745**	19,387,242	18,578,223
APPROPRIATED RETAINED EARNINGS (Note 12)			
Balance at beginning of year	**6,000,000**	6,000,000	6,000,000
Transfers from unappropriated retained earnings	**6,600,000**	–	–
Balance at end of year	**12,600,000**	6,000,000	6,000,000
	₱67,884,988	₱63,767,238	₱58,587,912

* Adjusted retroactively to effect the stock dividend issued in 2000.

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax	**₱2,521,688**	₱4,028,135	**₱2,318,470**	₱4,044,005	₱5,233,830
Adjustments for:					
Depreciation and amortization	**4,815,642**	4,160,589	**5,059,055**	4,369,932	3,997,958
Franchise tax expense	**2,763,699**	2,122,158	**2,763,699**	2,122,158	1,513,896
Interest expense on loans	**2,150,576**	1,532,559	**2,932,936**	1,794,621	930,769
Interest expense on customers' deposits	**828,104**	796,408	**828,104**	796,408	705,754
Provision for doubtful accounts and other losses	**711,569**	350,886	**774,686**	375,281	284,995
Interest and dividend income	**(556,088)**	(556,977)	**(788,868)**	(615,691)	(299,351)
Dividends received from investee companies	**331,126**	488,500	**331,126**	488,500	259,624
Equity in net earnings of investee companies	**(139,823)**	(78,589)	**(605,644)**	(338,827)	(345,696)
Equity of minority interest	**–**	–	**(367,426)**	(115,264)	132,593
Others	**60,163**	55,408	**60,163**	55,408	22,506
Operating income before working capital changes	**13,486,656**	12,899,077	**13,306,301**	12,976,531	12,436,878
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**(8,769,881)**	(7,592,982)	**(8,821,144)**	(6,754,528)	1,734,758
Inventories	**641,845**	364,965	**2,170,310**	364,965	534,684
Other current assets	**(384,168)**	(3,208)	**(193,814)**	(256,809)	(259,818)
Increase (decrease) in:					
Accounts payable and other liabilities	**1,160,372**	4,209,491	**1,369,634**	3,789,133	880,515
Operating reserves	**(263,266)**	48,311	**(263,266)**	48,311	(1,167,544)
Cash generated from operations	**5,871,558**	9,925,654	**7,568,021**	10,167,603	14,159,473
Interest paid	**(2,307,037)**	(1,899,716)	**(3,094,066)**	(1,731,557)	(1,636,523)
Income tax paid	**(1,365,666)**	(1,665,649)	**(1,353,830)**	(1,682,187)	(1,300,615)
Franchise tax paid	**(2,836,054)**	(2,070,661)	**(2,836,054)**	(2,070,661)	(1,590,406)
Interest received	**556,088**	556,977	**788,868**	615,691	299,351
Net cash provided by (used in) operating activities	**(81,111)**	4,846,605	**1,072,939**	5,298,889	9,931,280
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others and other property and equipment	**(7,231,675)**	(5,385,698)	**(8,243,529)**	(5,834,513)	(7,001,563)
Decrease (increase) in:					
Other receivables	**(417,126)**	106,932	**377,775**	(69,461)	(132,547)
Other assets	**783,895**	(3,917,003)	**772,674**	(3,733,330)	(1,699,282)
Other current assets	**–**	–	**–**	–	407,347
Land and development	**–**	–	**(101,077)**	(1,626,022)	(2,310,037)
Collection of advances (additional investments)	**183,110**	(595,436)	**95,506**	(66,941)	(378,253)
Decrease in estimated liability for land and property development	**–**	–	**–**	(274,515)	(1,099,690)
Net cash used in investing activities	**(6,681,796)**	(9,791,205)	**(7,098,651)**	(11,604,782)	(12,214,025)
CASH FLOWS FROM FINANCING ACTIVITIES					
Dividends paid on:					
Preferred stock	**(73,594)**	(71,455)	**(73,594)**	(71,455)	(72,759)
Common stock	**–**	(1,048,241)	**–**	(1,048,241)	(2,090,801)
Proceeds from:					
Notes payable	**6,325,774**	5,872,432	**9,604,936**	8,235,558	5,384,358
Long-term debt	**600,000**	13,986,576	**600,000**	14,078,424	3,876,414
Repayments of:					
Notes payable	**(4,655,572)**	(4,155,896)	**(8,154,652)**	(5,384,358)	(4,465,190)
Long-term debt	**(1,106,947)**	(7,221,078)	**(1,484,510)**	(7,221,078)	(793,943)
Increase in customers' deposits	**936,039**	372,458	**936,039**	372,458	639,929
Proceeds from issuance of and subscriptions to:					
Preferred stock	**42,472**	22,198	**42,472**	22,198	38,465
Common stock	**328,956**	146,801	**328,956**	146,801	365,962
Redemption of preferred stock	**(65,383)**	(5,679)	**(65,383)**	(5,679)	(100,715)
Increase (decrease) in minority interest	**–**	–	**(400,119)**	424,529	22,738
Advance payment received from a customer	**2,283,126**	–	**2,283,126**	–	–
Net cash provided by financing activities	**4,614,871**	7,898,116	**3,617,271**	9,549,157	2,804,458
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,148,036)**	2,953,516	**(2,408,441)**	3,243,264	521,713
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**4,772,225**	1,818,709	**5,374,345**	2,131,081	1,609,368
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 7)	**₱2,624,189**	₱4,772,225	**₱2,965,904**	₱5,374,345	₱2,131,081

See accompanying Notes to Financial Statements.

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousands, Except Percentages, Number of Shares and Par Value Amounts)

1. General

Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. The franchise for Manila and suburbs will expire on March 24, 2003. On February 13, 2002, the Committee on Legislative Franchises of the House of Representatives approved in principle House Bill 4239 which grants the Parent Company a 25-year consolidated franchise for all the areas it is currently serving. Once approved by the House in a plenary session, the bill will be transmitted to the Senate for any amendments. A bicameral version of the bill will have to be approved by both houses before it is submitted to the President for signing into law.

Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. Number of employees of Parent Company was 6,179 by the end of 2001 and 6,597 by the end of 2000. On a consolidated basis, number of employees was 7,103 by the end of 2001, 7,607 by the end of 2000 and 7,412 by the end of 1999. The registered office address of the Parent Company is located at Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

Prior to the enactment of the Electric Power Industry Reform Act (RA) No. 9136 on June 8, 2001 (see Note 30), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. The ERB has been replaced by a new regulating body, the Energy Regulatory Commission (ERC).

On April 14, 2000, the Parent Company filed for a rate increase with the then ERB. The ERC is currently reviewing the Parent Company's petition for a rate increase. As of February 27, 2002, the case is still pending with the ERC.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements are prepared in accordance with the generally accepted accounting principles in the Philippines under the historical cost convention, except for utility plant and others carried at revalued amounts.

Adoption of New Statements of Financial Accounting Standards (SFAS)
The Company adopted the following SFAS effective January 1, 2001:

- SFAS No. 1 (revised 2000), "Presentation of Financial Statements;"
- SFAS No. 4 (revised 2000), "Inventories;"
- SFAS No. 13 (revised 2000), "Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies;"

[redacted]

US SEC
File No. 82-3237

- SFAS No. 22 (revised 2000), "Cash Flow Statements;" and

- SFAS No. 31 (revised 2000), "Segment Information."

The following changes in presentation and classification have been introduced in accordance with the requirements of the respective SFAS. The comparative figures for 2000 have been restated:

- Following the new presentation rules under SFAS No. 1 (revised 2000), prior year financial statements were restated to follow the format prescribed by SFAS No. 1 (revised 2000). Changes made pertain principally to the income statement presentation and the inclusion of a statement of changes in stockholders' equity and additional disclosures required by SFAS No. 1 (revised 2000).

- Comparative segment information for 2000 and 1999 has been restated to conform to the new presentation and disclosure requirements of SFAS No. 31 (see Note 29).

- Comparative statements of cash flows for 2000 and 1999 have been restated to conform to the new presentation requirements of SFAS No. 22 (revised 2000).

The effect of adopting the other new standards on the financial statements is not material.

Principles of Consolidation and Investments
The consolidated financial statements include the Parent Company and the companies that it controls. This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of a company's capital stock. The equity and net income attributable to minority stockholders' interests are shown separately in the balance sheets and statements of income, respectively. In the consolidated financial statements, investments in investees in which ownership interest ranges from 20% to 50% are accounted for under the equity method.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

In the Parent Company financial statements, investments in investees in which ownership interest is 20% or more are accounted for using the equity method.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Utility Plant and Others and Other Property and Equipment
Utility plant and others is stated at revalued amount less accumulated depreciation. Independent property revaluations are performed periodically, except for land acquired up to December 31, 1991 which are reflected at appraised values determined as of February 11, 1992. The last valuation was certified by Asian Appraisal, Inc. as of December 31, 1999. Additions subsequent to the last appraisal date are stated at cost. The appraisal increase recorded in the accounts is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in utility plant's valuation is credited to the Appraisal Increase in Utility Plant and others; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated Retained Earnings. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the

[redacted]

statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the property valuation surplus directly to unappropriated retained earnings.

Other property and equipment is stated at cost less accumulated depreciation. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The initial cost of utility plant and others and other property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on cost using the double-declining balance method.

Depreciation of the subsidiaries is computed using the straight-line and sum-of-the-years' digits method over the following estimated useful lives:

Building and improvements	35 years
Condominium units for lease	20 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Construction in-progress represents subtransmission and distribution substations and building under construction and is stated at cost. This includes cost of construction and other direct costs. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Land and Development
Subdivided and unsubdivided land of a subsidiary are carried at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Interest costs are capitalized while development is in progress.

Cash and Cash Equivalents
Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

US SEC
File No. 82-3237

Receivables
Receivables are stated at face value, net of allowance for doubtful accounts.

Inventories
Effective January 1, 2001, inventories of the Parent Company and its subsidiaries are valued at the lower of cost and net realizable value, after allowance for obsolete items, in conformity with SFAS 4 (revised 2000). Net realizable value for material and supplies is the replacement cost. Net realizable value for condominium units for sale is the selling price in the ordinary course of business, less marketing cost. In the prior years, inventories were valued at the lower of cost or market. Cost is determined primarily on the basis of weighted average cost. Unrealizable inventory has been fully written off.

Cost of condominium units for sale of a subsidiary includes the expenditures for the development of the condominium units, the allocated land cost, the allocated infrastructure costs and the capitalized interest during the construction of the units.

Deferred Charges
Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the loans.

Operating Reserves
The Parent Company provides reserves for self-insurance and other liabilities.

Revenue Recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reasonably.

Operating revenues of the Parent Company are recognized upon supply of power to the customers.

Sales of real estate of a subsidiary, which include the sale of land and condominium units, are accounted for under the percentage of completion method where the subsidiary has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for the development of condominium units sold are shown as "Estimated Liability for Land and Property Development" (shown as part of "Operating Reserves") in the December 31, 1999 consolidated balance sheet.

For income tax reporting purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Revenues from construction contracts of a subsidiary are recognized using the percentage of completion method of accounting and are measured principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract.

Contract costs principally consist of subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the contract costs will exceed total contract revenues.

US SEC
File No. 82-3237

Foreign Currency Transactions

Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II.

In December 2001, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under restrictive conditions effective January 1, 2005. In December 2001, the ASC issued ED No. 51, Deferred Foreign Exchange Difference (an amendment of ASC SFAS No. 8, "Accounting for the Effects of Changes in Foreign Exchange Rates"), which will eliminate the deferral option for foreign exchange differences effective January 1, 2003. Management believes that adoption of ED Nos. 37 and 51 will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II.

Retirement Plan

The Parent Company and its subsidiaries provide defined retirement plans for all employees. The obligation and costs of retirement benefits are determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and, (b) carryforward benefit of the net operating loss carryover (NOLCO). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO are expected to be applied. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Amounts currently due to or from counterparties are recorded as interest expense included under "Interest and other financial charges" in the statements of income in the period in which they accrue.

[redacted]

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark to market values of derivative instruments. Thus, such mark to market values are presented in the related notes for disclosure purposes only.

Segments

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and computer-related services. These are the basis upon which the Company reports its primary segment information. Financial information on business segment is presented in Note 29.

Intersegment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

3. Supplemental Information on Significant Subsidiary

The real estate subsidiary, Rockwell Land Corporation (Rockwell), is engaged in real estate development and sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant". "The Power Plant" started commercial operations on January 1, 2001. Condensed financial information for this subsidiary, before intercompany elimination, follows:

	2001	2000	1999
Cash and cash equivalents	**₱146,817**	₱65,564	₱117,827
Receivables (net of unrealized gain on real estate of ₱76,269 in 1999)	**1,201,897**	1,632,109	2,844,926
Total assets	**11,407,867**	12,926,029	12,264,705
Revenues	**1,980,301**	1,714,183	2,523,383
Costs and expenses	**2,945,735**	1,547,182	2,035,315
Net income (loss)	**(779,160)**	95,240	402,893

4. Utility Plant and Others - at Revalued Amounts

	Parent Company		Consolidated		
	2001	2000	**2001**	**2000**	1999
At cost:					
Subtransmission and distribution	**₱52,362,378**	₱47,117,958	**₱52,362,378**	₱47,117,958	₱44,108,120
Others	**16,347,427**	14,155,210	**16,347,427**	14,155,210	11,746,536
	68,709,805	61,273,168	**68,709,805**	61,273,168	55,854,656
Less accumulated depreciation	**16,607,004**	13,413,429	**16,607,004**	13,413,429	11,138,562
	52,102,801	47,859,739	**52,102,801**	47,859,739	44,716,094
Appraisal increase:					
Subtransmission and distribution	**38,418,835**	35,819,800	**38,418,835**	35,819,800	36,746,676
Others	**7,487,089**	6,254,317	**7,487,089**	6,254,317	8,075,232
	45,905,924	42,074,117	**45,905,924**	42,074,117	44,821,908
Less accumulated depreciation	**20,328,051**	17,998,753	**20,328,051**	17,998,753	23,094,190
	25,577,873	24,075,364	**25,577,873**	24,075,364	21,727,718
	₱77,680,674	₱71,935,103	**₱77,680,674**	₱71,935,103	₱66,443,812

Independent valuations are performed periodically with the last valuation certified by the independent valuer Asian Appraisal Inc. as of December 31, 1999. The appraisal company determined the fair value of the buildings based on their market value as of December 31, 1999. The appraisal increase of ₱2,659,060 is reflected in the accompanying financial statements.

5. Other Property and Equipment - at Cost

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Land	**₱–**	₱–	**₱469,015**	₱130,238	₱1,996
Building and improvements	**–**	–	**3,815,129**	235,329	192,787
Condominium units for lease	**–**	–	**815,148**	580,402	–
Office furniture, fixtures and other equipment	**–**	–	**336,841**	501,306	506,742
Transportation equipment	**–**	–	**117,195**	113,674	101,288
Others	**–**	–	**743,230**	794,240	461,009
	–	–	**6,296,558**	2,355,189	1,263,822
Less accumulated depreciation	**–**	–	**775,180**	741,657	642,706
	–	–	**5,521,378**	1,613,532	621,116
Construction in-progress	**6,895,241**	7,125,421	**7,002,227**	10,591,467	7,201,012
	₱6,895,241	₱7,125,421	**₱12,523,605**	₱12,204,999	₱7,822,128

Construction in-progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution substations. Borrowing costs capitalized amounted to ₱216,940 and ₱168,683 in 2001 and 2000, respectively.

Building and improvements represent the accumulated cost incurred for the development and construction of the mall - "The Power Plant" (shown as part of "Construction in-progress" in 2000). "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Borrowing costs capitalized as part of Building and improvements amounted to ₱267,921 million in 2000.

The condominium units were fully completed in April 2000. Condominium units for lease are covered by lease agreements with a period of one to two years.

6. Investments and Advances

	Parent Company		Consolidated		
	2001	2000	**2001**	**2000**	1999
Investments:					
At equity	**₱2,378,991**	₱2,589,172	**₱930,749**	₱737,733	₱881,193
At cost:					
Rockwell Leisure Club Inc. (RLCI) shares	**–**	–	**59,924**	96,710	109,724
Convertible to RLCI shares	**–**	–	**186,667**	186,667	186,667
Others	**111,148**	60,565	**141,334**	70,646	19,624
	2,490,139	2,649,737	**1,318,674**	1,091,756	1,197,208
Advances to subsidiaries and affiliates	**6,125**	440,595	**69,214**	117,120	94,400
	₱2,496,264	₱3,090,332	**₱1,387,888**	₱1,208,876	₱1,291,608

The details and movements of investments in investees which are accounted for under the equity method follow:

		Percentage of Ownership				
		Parent Company		Consolidated		
	Principal Activities	2001	2000	2001	2000	1999
Meralco Energy, Inc.	Facilities maintenance service	**100.00**	100.00	–	–	–
eMeralco Ventures, Inc.	e-Business	**100.00**	100.00	–	–	–
Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR)	Engineering consulting and construction services	**71.93**	71.93	–	–	–
Batangas Cogeneration Corporation	Power generation	**51.00**	51.00	–	–	–
Corporate Information Solutions, Inc. and Subsidiaries (CIS)	Computer services	**51.00**	51.00	–	–	–
Rockwell	Real estate	**51.00**	51.00	–	–	–
Soluziona Phils., Inc. [Soluziona (formerly Iberpacific, Inc.)]	Computer services	**50.00**	50.00	**50.00**	50.00	50.00
First Private Power Corporation and Subsidiary (FPPC)	Power generation	**40.00**	40.00	**40.00**	40.00	40.00
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Manufacturing	**35.00**	35.00	**35.00**	35.00	35.00

	Parent Company		Consolidated		
Investee Companies	2001	2000	2001	2000	1999
Rockwell	**₱1,434,278**	₱1,831,650	**₱–**	₱–	₱–
FPPC	**817,900**	647,468	**817,900**	647,428	821,701
GEPMICI	**85,260**	64,866	**85,260**	64,866	47,022
Others	**41,553**	45,188	**27,589**	25,439	12,470
	₱2,378,991	₱2,589,172	**₱930,749**	₱737,733	₱881,193

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Acquisition costs	**₱1,032,754**	₱978,228	**₱646,931**	₱655,029	₱648,816
Accumulated equity in net earnings:					
Balance at beginning of year	**1,610,944**	2,020,855	**82,704**	232,377	146,305
Equity in net earnings for the year	**139,823**	78,589	**605,644**	338,827	345,696
Dividends declared	**(404,530)**	(488,500)	**(404,530)**	(488,500)	(259,624)
Balance at end of year	**1,346,237**	1,610,944	**283,818**	82,704	232,377
	₱2,378,991	₱2,589,172	**₱930,749**	₱737,733	₱881,193

Undistributed earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱1,346,237 in 2001,and ₱1,610,944 in 2000. These amounts are not currently available for distribution as dividends.

On May 12, 1999, Rockwell entered into an agreement with RLCI for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400,000, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213,333 in exchange for 600 Class A shares and 200 Class B shares of RLCI.

US SEC
File No. 82-3237

7. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Cash	**₱1,842,807**	₱118,223	**₱2,124,052**	₱371,036	₱1,090,764
Short-term investments	**781,382**	4,654,002	**841,852**	5,003,309	1,040,317
	₱2,624,189	₱4,772,225	**₱2,965,904**	₱5,374,345	₱2,131,081

8. Receivables

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Notes and customers' accounts (including unbilled revenues of ₱18,660,627 in 2001, ₱12,489,218 in 2000 and ₱6,669,602 in 1999 both for parent company and consolidated) (see Note 11)	**₱28,000,243**	₱19,701,108	**₱30,052,762**	₱21,873,066	₱15,261,160
Affiliates (see Note 18)	**541,621**	480,168	**480,959**	879,050	447,057
Others (see Note 12)	**933,909**	832,543	**1,162,157**	1,396,148	1,576,525
	29,475,773	21,013,819	**31,695,878**	24,148,264	17,284,742
Less allowance for doubtful accounts	**1,233,189**	913,419	**1,311,557**	951,812	719,153
	₱28,242,584	₱20,100,400	**₱30,384,321**	₱23,196,452	₱16,565,589

9. Inventories

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Materials and supplies	**₱1,700,080**	₱2,341,925	**₱1,754,235**	₱2,372,986	₱2,706,890
Condominium units for sale	**–**	–	**635,968**	2,187,527	–
	₱1,700,080	₱2,341,925	**₱2,390,203**	4,560,513	₱2,706,890

10. Other Current Assets

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Advance payments to suppliers	**₱694,029**	₱333,866	**₱694,029**	₱333,866	₱235,373
Deferred tax assets - net (see Note 23)	**674,239**	292,294	**675,909**	396,778	263,977
Others	**60,222**	36,217	**83,494**	249,843	356,588
	₱1,428,490	₱662,377	**₱1,453,432**	₱980,487	₱855,938

11. Other Assets

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Deferred foreign exchange loss (CERA II) and Deferred Purchased Power Adjustment (Deferred PPA)	**₱8,755,355**	₱9,984,844	**₱8,755,355**	₱9,984,844	₱3,072,416
Deferred charges - net	**2,032,821**	2,473,119	**2,032,821**	2,473,119	3,122,447
Unamortized debt issuance costs	**938,623**	788,876	**938,623**	788,876	437,435
Special deposits	**373,611**	373,611	**373,611**	373,611	462,596
Value added tax (VAT) and creditable witholding tax	**–**	–	**747,702**	819,359	673,088
Others	**1,375,602**	1,335,772	**1,481,444**	1,358,736	793,870
	₱13,476,012	₱14,956,222	**₱14,329,556**	₱15,798,545	₱8,561,852

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 22).

Deferred PPA in 2001 represents payments made by the Parent Company to Quezon Power (Philippines) Limited Co. (QPPL) by virtue of its purchase power agreement (Agreement) with QPPL. As discussed more fully in Note 27 to the financial statements, on February 22, 2002, the Parent Company and QPPL amended the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

Deferred PPA in 2000 represents payments made by the Parent Company, by virtue of its purchase power agreements with independent power producers (IPPs), that are either billable to customers in the following billing periods, or to be applied against future deliveries as discussed in the preceding paragraph. The portion of the Deferred PPA that are billable to the customers have been presented as part of "Receivables" in the 2001 balance sheet as the Parent Company expects to bill the entire amount the following year.

Deferred charges mainly represent software cost, consultancy fees and other development expenditures, related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and corporate planning. Amortizations charged to operations amounted to ₱779,287, ₱726,774 and ₱281,477 for the years ended December 31, 2001, 2000 and 1999, respectively.

"Others" include matured placements with a local bank, amounting to ₱383,112 as of December 31, 2001 (₱494,339 as of December 31, 2000), which was placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholder of the local bank for the repayment terms of the Parent Company's matured placements. Based on the MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111,227 in 2001. The bank and its subsidiary have since been merged with another commercial bank and was opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱250,000 covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an affiliate at a discount.

12. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	2001	2000	1999
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 86,317,451 shares in 2001, 83,018,928 shares in 2000 and 80,412,100 shares in 1999	**₱863,175**	₱830,189	₱804,121
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 995,718,823 shares in 2001, 995,006,383 shares in 2000, and 828,793,698 shares in 1999	**₱9,957,188**	₱9,950,064	₱8,287,937
Subscribed - 10,592,471 shares in 2001, 11,304,911 shares in 2000, and 9,799,047 shares in 1999	**105,925**	113,049	97,990
	₱10,063,113	₱10,063,113	₱8,385,927

Preferred shares are nonparticipating, nonconvertible into common shares and, like common shares, have no preemptive rights to subscribe to any or all issues or other disposition of preferred shares. Preferred shareholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the Securities and Exchange Commission, redeemed shares are not considered retired and may be reissued.

Series B preferred shares are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice.

In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred shares to the customers.

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

> Class "A" - Comprising sixty percent (60%) of the common shares, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
>
> Class "B" - Comprising forty percent (40%) of the common shares, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

US SEC
File No. 82-3237

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees and retirees to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the Philippine Stock Exchange (PSE) during a 30-day calendar year that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period and limit as to the number of shares an employee or retiree may purchase.

A summary of the Plan follows:

	Number of Shares		
	2001	2000	1999
Total options granted	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**18,367,249**	18,367,249	16,936,895
During the year	**–**	–	1,430,354
Balance at end of year	**18,367,249**	18,367,249	18,367,249
Options unexercised at end of year	**6,632,751**	6,632,751	6,632,751

c. Retained Earnings

On July 23, 2001, the Board of Directors approved the transfer from unappropriated retained earnings of ₱6,600,000 to appropriated retained earnings for long-term expansion and improvement projects.

13. Long-term Debt

	Parent Company		**Consolidated**		
	2001	2000	**2001**	2000	1999
Parent Company - Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱7,403,999**	₱7,478,358	**₱7,403,999**	₱7,478,358	₱5,624,148
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,573,791**	4,595,103	**3,573,791**	4,595,103	4,521,863
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005 *	**511,423**	611,154	**511,423**	611,154	713,370

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	**₱16,703**	₱32,249	**₱16,703**	₱32,249	₱77,188
Japanese yen term loan at annual interest rate of 7.375%, payable in semi-annual installments up to 2001	**–**	90,818	**–**	90,818	236,178
US dollar term loans at annual interest rate of LIBOR plus 2.15%, payable in semi-annual installments up to 2001	**–**	–	**–**	–	4,835,760
	11,505,916	12,807,682	**11,505,916**	12,807,682	16,008,507
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**6,202,800**	5,988,000	**6,202,800**	5,988,000	–
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**5,169,000**	4,990,000	**5,169,000**	4,990,000	–
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**3,000,000**	3,000,000	**3,000,000**	3,000,000	–
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**600,000**	–	**600,000**	–	–
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**32,281**	38,280	**32,281**	38,280	44,090
	15,004,081	14,016,280	**15,004,081**	14,016,280	44,090
Rockwell - Secured by Rockwell Assets					
Long-term commercial payable (LTCPs)	**–**	–	**2,000,000**	2,000,000	2,000,000
Syndicated loan payable to a local bank	**–**	–	**714,286**	1,000,000	1,000,000
	–	–	**2,714,286**	3,000,000	3,000,000
Batangas Cogen - Unsecured	**–**	–	**–**	91,848	–
	26,509,997	26,823,962	**29,224,283**	29,915,810	19,052,597
Less current portion	**1,135,504**	1,177,330	**2,516,456**	1,177,330	1,100,604
	₱25,374,493	₱25,646,632	**₱26,707,827**	₱28,738,480	₱17,951,993

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other term loans have a first mortgage lien on substantially all of the Parent Company's utility plant in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture, debt restructuring agreements and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

For the years ended December 31, 2001, 2000 and 1999, the Parent Company did not comply with the minimum rate of return on rate base (RORB) of 8% as required by two foreign creditors. These creditors have granted the Parent Company's request for waiver of compliance with this ratio for fiscal years 2000 and 1999. On December 13, 2001, the Parent Company has filed with these foreign creditors another request for waiver for fiscal year 2001. On February 20, 2002, one of the foreign creditors has granted the Company waiver of compliance with the ratio for fiscal

US SEC
File No. 82-3237

year 2001. The waiver from the other foreign creditor is still pending as of February 27, 2002. Similar to prior years, management expects to receive the waiver from the other foreign creditor upon submission of certain requirements.

Repayments of long-term debt of the Parent Company are scheduled as follows:

	Amount in Original Currency				Total
Year	US Dollar	Japanese Yen	Deutschmark*	Philippine Peso	Peso Equivalent
2002	9,588	1,011,468	6,280	96,193	1,135,504
2003	78,121	1,011,468	6,280	286,396	4,867,860
2004	99,066	1,011,468	6,280	1,305,033	6,969,144
2005	76,088	1,011,468	3,140	1,814,816	6,127,912
Thereafter	100,699	5,057,340	–	129,845	7,409,577
	363,562	9,103,212	21,980	3,632,283	26,509,997

**Converted to Euro on January 1, 2002*

Rockwell

The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2¼%). The LTCPs are collateralized by a mortgage on certain land and development of Rockwell.

Syndicated loan of ₱1,000,000 is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250,000 portion of the loan is fixed at 14.5% per annum while the interest rate for the ₱750,000 portion of the loan is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears. The loans provide for certain restrictions with respect to, among others, maintenance of certain financial ratios.

Repayments of long-term debt of Rockwell are scheduled as follows:

2002	₱1,380,952
2003	666,667
2004	666,667
	₱2,714,286

14. **Notes Payable**

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Parent Company - Unsecured					
US dollar term loans with annual interest rates ranging from 3.6% to 7.93 % in 2001, 9.84% to 11.00% in 2000 and 6.84% to 7.05% in 1999	**₱5,530,830**	₱5,498,430	**₱5,530,830**	₱5,498,430	₱60,596
Philippine peso term loans with annual interest rates ranging from 11% to 12% in 2001, 6.77% to 8.69% in 2000 and 8.75% to 13.50% in 1999	**1,930,897**	374,002	**1,930,897**	374,002	620,000
Japanese yen term loans with annual interest rate of 6.84% in 1999	–	–		–	3,475,300
Total (Carried Forward)	**7,461,727**	5,872,432	**7,461,727**	5,872,432	4,155,896

[redacted]

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Total (Brought Forward)	**₱7,461,727**	₱5,872,432	**₱7,461,727**	₱5,872,432	₱4,155,896
Rockwell - Secured by Rockwell assets					
Philippine peso term loans with annual interest rates ranging from 13.5% to 16.50% in 2001, 17.25% to 20.5% in 2000 and 8.75% to 11.12% in 1999	–	–	**1,465,607**	1,643,826	600,574
MIESCOR - Unsecured					
Philippine peso term loans with annual interest rates ranging from 14.6% to 18.3% in 2001, 11.5% to 14.3% in 2000 and 11% to 17.8% in 1999	–	–	**597,602**	680,300	621,888
CIS - Unsecured	–				
Philippine peso term loans with annual interest rates ranging from 14% to 14.75% in 2001, 11.25% to 11.375% in 2000 and 11% to 12% in 1999	–	–	**80,000**	39,000	6,000
	₱7,461,727	₱5,872,432	**₱9,604,936**	₱8,235,558	₱5,384,358

A substantial portion of Rockwell's loan is collateralized by an assignment of Rockwell's receivables with a face value of ₱1,128,019 as of December 31, 2001 and ₱1,315,826 as of December 31, 2000.

15. Accounts Payable and Other Liabilities

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Trade accounts payable	**₱11,204,103**	₱10,108,442	**₱11,978,170**	₱10,810,003	₱7,087,410
Current portion of advance payment received from a customer (Note 16)	**798,807**	–	**798,807**	–	–
Current portion of meter and service deposits (Note 16)	**687,760**	387,319	**687,760**	387,319	337,878
Accrued taxes	**546,036**	591,827	**617,295**	645,712	1,356,354
Accrued interest on loans	**454,886**	499,483	**527,271**	504,152	365,492
Current portion of interest on meter and service deposits (Note 16)	**31,130**	19,678	**31,130**	19,678	16,992
Accrued expenses and other payables	**983,600**	871,670	**2,418,668**	2,407,303	1,532,946
	₱14,706,322	₱12,478,419	**₱17,059,101**	₱14,774,167	₱10,697,072

16. Customers' Deposits

	Parent Company and Consolidated		
	2001	2000	1999
Meter and service deposits - net of current portion	**₱7,866,175**	₱7,230,577	₱6,907,560
Interest on meter and service deposits - net of current portion	**3,801,992**	3,097,206	2,379,080
Advance payment received from a customer - net of current portion	**804,007**	–	–
	₱12,472,174	₱10,327,783	₱9,286,640

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year are shown separately as part of "Accounts Payable and Other Liabilities" account.

Advance payment received from a major industrial customer (referred to as "customer") represents advance payment equal to the present value of a customer's expected future electrical requirements for the next three years starting February 2001. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US dollar, until termination of the agreement. Advance payment to be applied the following year is shown as part of "Accounts Payable and Other Liabilities" account. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of operations and maintenance expense. Amortization for the year ended December 31, 2001 amounted to ₱186,000. In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US dollar calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

17. Operating Reserves

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Operating reserves	**₱1,750,611**	₱2,013,877	**₱1,750,611**	₱2,013,877	₱1,965,566
Estimated liability for land and property development	–	–	–	–	274,515
	₱1,750,611	₱2,013,877	**₱1,750,611**	₱2,013,877	₱2,240,081

18. Related Party Transactions

In the normal course of business, the Parent Company purchases power from an affiliate amounting to ₱14,175,752 and ₱8,745,066 in 2001 and 2000, respectively. The related liability outstanding as at the end of 2001 and 2000 amounting to ₱2,932,417 and ₱2,002,521, respectively, are presented as part of "Trade Accounts Payable" account. Other transactions with subsidiaries and affiliates consist of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances. Total transactions with related parties for goods and services provided to the Parent Company amounted to ₱459,629 in 2001, ₱314,985 in 2000 and ₱396,709 in 1999. On a consolidated basis, after eliminating intercompany transactions of subsidiaries, total transactions with affiliates amounted to ₱102,091 in 2001, ₱50,149 in 2000 and ₱126,137 in 1999.

19. Operations and Maintenance

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Salaries, wages and employees benefits	₱3,953,712	₱3,482,015	₱4,287,409	₱3,735,809	₱3,905,538
Contractors' services	2,004,833	1,102,688	2,004,833	1,102,688	835,477
Retirement expense (see Note 24)	1,142,133	1,142,133	1,149,833	1,158,324	12,364
Materials and supplies	559,185	692,332	564,487	699,677	478,833
Provision for doubtful accounts	432,013	350,886	495,130	375,281	284,995
Transportation and travel	216,395	432,709	237,747	436,074	295,502
Computer related expenses	146,162	71,348	146,162	71,348	77,640
Corporate expenses	128,397	70,373	128,397	70,373	49,816
Property insurance	70,477	66,033	70,477	66,033	45,961
Others	851,749	622,065	1,305,785	850,602	1,010,765
Total	₱9,505,056	₱8,032,582	₱10,390,260	₱8,566,209	₱6,996,891

20. Depreciation and Amortization

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Utility plant and others at revalued amounts	₱4,036,355	₱3,433,815	₱4,036,355	₱3,433,815	₱3,479,156
Other property and equipment at cost	–	–	243,413	209,343	237,325
Deferred charges	779,287	726,774	779,287	726,774	281,477
	₱4,815,642	₱4,160,589	₱5,059,055	₱4,369,932	₱3,997,958

Depreciation on utility plant and others includes depreciation on appraisal increase amounting to ₱1,156,551, ₱1,115,954 and ₱1,631,184, for the years ended December 31, 2001, 2000 and 1999, respectively.

21. Cost of Contracts and Services

	Consolidated		
	2001	2000	1999
Contractors' services	₱115,487	₱157,992	₱215,879
Salaries, wages and employees benefits	192,229	258,826	85,397
Materials and supplies	97,560	111,254	47,457
Gas and oil	89,924	34,203	28,327
Others	370,705	419,382	489,687
	₱865,905	₱981,657	₱866,747

22. Interest and Other Financial Charges - Net

	Parent Company		Consolidated		
	2001	2000	2001	2000	1999
Interest and dividend income	₱556,088	₱556,977	₱788,868	₱615,691	₱299,351
CERA II recovery	512,943	461,834	512,943	461,834	217,115
Total financial income	1,069,031	1,018,811	1,301,811	1,077,525	516,466
Interest expense on loans	(2,150,576)	(1,532,559)	(2,932,936)	(1,794,621)	(930,769)
Interest expense on customers' deposit	(828,104)	(796,408)	(828,104)	(796,408)	(705,754)
CERA II realized foreign exchange loss	(512,943)	(461,834)	(512,943)	(461,834)	(217,115)
Other financial expense	(61,354)	(69,791)	(129,074)	(73,001)	(119,535)
Total financial expenses	(3,552,977)	(2,860,592)	(4,403,057)	(3,125,864)	(1,973,173)
	(₱2,483,946)	(₱1,841,781)	(₱3,101,246)	(₱2,048,339)	(₱1,456,707)

23. Income Tax

Significant components of the Company's deferred tax assets and liabilities are as follows:

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Other current assets -					
Deferred tax assets due to allowance for doubtful accounts and others	**₱674,239**	₱292,294	**₱675,909**	₱396,778	₱263,977
Deferred income tax - noncurrent:					
Deferred tax liabilities:					
Depreciation method differential	**₱2,478,411**	₱2,245,258	**₱2,478,411**	₱2,245,258	₱2,125,633
Capitalized duties, taxes and interest deducted in advance	**1,914,350**	1,836,807	**1,914,350**	1,836,807	1,801,870
Net book value of capitalized/ realized foreign exchange loss	**156,376**	181,995	**156,376**	181,995	207,615
Unrealized gain on real estate and others	**–**	–	**233,272**	200,030	134,345
	4,549,137	4,264,060	**4,782,409**	4,464,090	4,269,463
Less deferred tax assets:					
Reserves, unamortized past service pension costs and net operating loss carryover (NOLCO) of subsidiaries (Net of valuation allowance of ₱162,115 for 2001 consolidated)	**792,939**	647,046	**1,142,837**	647,046	564,994
	₱3,756,198	₱3,617,014	**₱3,639,572**	₱3,817,044	₱3,704,469

The components of the provision for (benefit from) income tax are as follows:

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Operating:					
Current	**₱2,507,747**	₱2,435,074	**₱2,518,371**	₱2,451,416	₱2,227,119
Deferred	**(279,840)**	(42,644)	**(493,682)**	(43,116)	642,726
	2,227,907	2,392,430	**2,024,689**	2,408,300	2,869,845
Nonoperating:					
Current	**(1,223,844)**	(876,915)	**(1,223,844)**	(876,915)	(1,031,096)
Deferred	**37,079**	22,890	**37,079**	22,890	85,187
	(1,186,765)	(854,025)	**(1,186,765)**	(854,025)	(945,909)
	₱1,041,142	₱1,538,405	**₱837,924**	₱1,554,275	₱1,923,936

In the Parent Company financial statements, the provision for income tax - operating relates to income from utility operations and is shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for income tax as shown in the statements of income is summarized as follows:

	Parent Company		Consolidated		
	2001	2000	**2001**	2000	1999
Income tax computed at statutory tax rate	**₱806,940**	₱1,289,003	**₱741,910**	₱1,294,082	₱1,727,164
Income tax effects of permanent differences:					
Depreciation on appraisal increase	**370,096**	357,105	**370,096**	357,105	538,291
Equity in net earnings of investee companies	**(44,743)**	(25,148)	**(193,806)**	(108,425)	(114,080)
Interest income subjected to a lower final tax rate	**(165,186)**	(147,994)	**(165,609)**	(150,793)	(78,733)
Nondeductible interest expense	**78,465**	70,297	**82,234**	71,627	(84,794)
Adjustment due to change in applicable tax rates for temporary differences in the expected years of recovery and others	**(4,430)**	(4,858)	**3,099**	90,679	(63,912)
	₱1,041,142	₱1,538,405	**₱837,924**	₱1,554,275	₱1,923,936

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees.

Based on the valuation conducted by an independent actuary on the Parent Company's retirement plan as of January 1, 1998, the balance of net assets available for plan benefits is adequate to cover the total present value of accumulated plan benefits. On this basis, the retirement fund is considered to be fully funded, thus, no provision for retirement benefits is recorded in 1999 for the Parent Company.

An updated valuation was conducted by an independent actuary as of January 1, 2000. Based on the updated valuation, total present value of accumulated benefits amounted to ₱11,747,353 while the plan assets amounted to ₱8,516,761. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Actuarial valuations are made at least once in every three years. Retirement expense amounted to ₱1,142,133 in 2001 and 2000.

Rockwell has an unfunded, noncontributory defined benefit retirement plan covering substantially all of its employees. Based on the latest actuarial valuation dated January 1, 1998, the unfunded present value of retirement benefits amounted to ₱14,051. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% and salary increases of 7%. Actuarial valuations are made at least once every three years.

MIESCOR has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees. At October 1, 1998, the actuarial present value of retirement benefits amounted to ₱56,900. The fair value of the plan assets amounted to ₱27,100. The unfunded present value of the retirement benefits amounted to ₱29,800. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial evaluations are made at least once every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱15,800. The fair value of the plan assets amounted to ₱35,300. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱1,149,833 in 2001, ₱1,158,324 in 2000 and ₱12,364 in 1999.

25. Financial Instruments

The Parent Company's Interest Rate Risk Management strategy is to manage interest costs on its floating rate debts to obtain a more stable and predictable interest cost.

In 2000, the Parent Company contracted long-term unsecured floating rate dollar debts totaling US$ 220,000. The Parent Company entered into various interest rate swap agreements to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of the long-term debt.

The interest rate swap agreements for the US$120,000 debt consists of a zero-cost collar which limits the Parent Company's interest rate exposure to between 5.98% and 8.0% and a fixed rate swap of 6.67% with a termination option on April 19, 2003. In 2001, the Parent Company amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 5.92% for the period January 19, 2001 to January 19, 2002 and to a rate to be determined on January 16, 2003 for the remaining period up to loan maturity.

The interest rate swap agreements for the US$100,000 debt consists of a structure which fixed the interest rate at 6.37% for as long as LIBOR is less than 7.50% and a subsidy of 1.13% if LIBOR is greater than or equal to 7.50%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002 and to a rate to be determined on April 1, 2003 for the remaining period up to loan maturity.

The interest rate differential, which represents the present value of the excess of interest cost using current market rates over interest cost using these interest rate structures, amounted to ₱708,095 as of December 31, 2001. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220,000 debt, the weighted average interest rate at drawdown was 7.83% which included 6 months LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US dollar interest rates. Management therefore entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

As of December 31, 2001, the Parent Company also has short-term outstanding currency swaps with aggregate notional amount of US$37.95 million at an average swap rate of ₱51.84 to US$1 maturing in January 2002. The estimated unrealized mark to market values of these currency swaps are not material.

26. **Contingent Liabilities**

a. The Parent Company is contingently liable to refund ₱11.3 billion to its customers.

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund to its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that ERB granted to the Parent Company on January 28, 1994.

The ERB claimed that the Parent Company had exceeded the maximum allowable rate of return of 12%. In computing for the Parent Company's rate of return, the ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method being practiced by the Parent Company.

On February 20, 1998, the Parent Company filed with the Court of Appeals (CA) a petition for review which strongly disputed the ERB decision. In its petition, the Parent Company argued that the ERB disregarded certain basic legal principles in Public Utility Law, particularly in rate-making. The Parent Company has also contested other relatively minor, value-wise, disallowances made by ERB.

On February 26, 1999, the CA rendered a decision setting aside the aforementioned ERB decision, insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. On March 18, 1999, the ERB filed a motion for reconsideration of CA decision. On December 23, 1999, the CA denied the motion filed by ERB. On February 21, 2000, the Parent Company received a copy of a petition filed with the Supreme Court by the Republic of the Philippines represented by the ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

As of February 27, 2002, the above mentioned case has been submitted for the decision of the Supreme Court.

b. The additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

c. The Parent Company, MIESCOR and Rockwell have other contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

[redacted]

27. Commitments

The Parent Company entered into a 10-year power supply contract with the government-owned firm, National Power Corporation (NPC) commencing on November 21, 1994. One of the provisions of RA No. 9136 is for distribution utilities to enter into transition supply contracts with NPC. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a transition supply contract with NPC which would effectively supersede the 10-year supply contract with the government-owned firm.

The Parent Company also entered into power purchase agreements (Agreement) separately with QPPL and First Gas Power Corporation on August 12, 1994 and January 9, 1997, respectively. Under the terms of the agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company and QPPL have been in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the power plant (Plant) of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment). The Amendment provides for, among others, the following:

a. Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of the fault or negligence of QPPL;

b. Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

c. Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions (see Note 11);

d. Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

e. Payment of the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars;

f. Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment and the Settlement and Release Agreement, the effectiveness of the Amendment and the Settlement and Release Agreement are subject to the approval of ERC, the lenders of QPPL and the Board of Directors of the respective parties.

28. Earnings Per Common Share

Basic earnings per common share are calculated by dividing the net income for the period attributable to common shareholders (net income for the period less dividends on preferred shares) by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the net income attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would be issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings

	2001	2000	1999
Net income	**₱1,480,546**	₱2,489,730	₱3,309,894
Cash dividends on preferred shares	**(73,594)**	(71,455)	(72,759)
Earnings including depreciation on appraisal increase (a)	**1,406,952**	2,418,275	3,237,135
Depreciation on appraisal increase	**1,156,551**	1,115,954	1,631,184
Earnings excluding depreciation on appraisal increase (b)	**₱2,563,503**	₱3,534,229	₱4,868,319

Shares

	2001	2000	1999
Weighted average common shares - beginning	**1,006,311,294**	838,592,745	837,281,587
Stock dividend - 20% in 2000	**–**	167,718,549	167,456,317
Weighted average common shares - basic (c)	**1,006,311,294**	1,006,311,294	1,004,737,904
Number of shares under option	**6,632,751**	6,632,751	6,632,751
Weighted average number of shares that would have been issued at fair value	**(11,308,062)**	(6,693,651)	(4,402,869)
Adjusted weighted average common shares - diluted (d)	**1,001,635,983**	1,006,250,394	1,006,967,786

Per Share Amounts

	2001	2000	1999
Basic			
Including depreciation on appraisal increase (a/c)	**₱1.40**	₱2.40	₱3.22*
Excluding depreciation on appraisal increase (b/c)	**2.55**	3.51	4.84*
Diluted			
Including depreciation on appraisal increase (a/d)	**₱1.40**	₱2.40	₱3.21*
Excluding depreciation on appraisal increase (b/d)	**2.55**	3.51	4.83*

** Adjusted retroactively to effect the stock dividend issued in 2000.*

29. **Segment Information**

Business Segment Data

	Power Distribution			Real Estate		
	2001	2000	1999	**2001**	2000	1999
Revenues						
External sales	**₱129,245,173**	₱103,533,122	₱84,346,859	**₱1,876,587**	₱1,719,973	₱2,523,383
Inter-segment sales	**154,694**	157,870	84,011	**–**	–	–
Total revenues	**129,399,867**	103,690,992	84,430,870	**1,876,587**	1,719,973	2,523,383
Results						
Segment Result	**4,865,811**	5,791,327	5,757,179	**(355,539)**	32,639	452,281
Interest and other financial charges - net						
Equity in net earnings						
Minority interest						
Income tax						
Net income						
Other Information						
Segment assets	**132,164,543**	122,394,833	99,370,774	**11,407,867**	12,935,122	12,251,219
Investment in equity method associates	**2,378,991**	2,589,172	2,895,596	**–**	–	–
Consolidated total assets	**134,543,534**	124,984,005	102,266,370	**11,407,867**	12,935,122	12,251,219
Segment liabilities	**66,658,546**	61,216,767	43,678,458	**5,235,866**	5,983,961	5,398,868
Capital expenditures	**7,231,675**	5,385,698	6,534,039	**706,030**	170,336	150,989
Depreciation and amortization	**4,815,642**	4,160,589	3,760,633	**201,675**	40,281	38,984
Noncash expenses other than depreciation and amortization	**771,732**	406,294	294,450	**12,000**	–	–

US SEC
File No. 82-3237

Services			Eliminations			Consolidated		
2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
₱1,465,847	₱1,362,505	₱1,288,883						
357,538	264,836	270,572						
1,823,385	1,627,341	1,559,455	**(₱512,232)**	(₱422,706)	(₱354,583)	**₱132,587,606**	₱106,615,600	₱88,159,125
(63,626)	(185,713)	267,974	**–**	–	–	**4,446,646**	5,638,253	6,477,434
						(3,101,246)	(2,048,339)	(1,456,707)
						605,644	338,827	345,696
						367,426	115,264	(132,593)
						(837,924)	(1,554,275)	(1,923,936)
						1,480,546	2,489,730	3,309,894
2,110,009	2,746,115	1,860,030	**(2,371,045)**	(2,543,024)	(2,131,636)	**143,768,513**	136,004,189	111,760,802
–	–	–	**(1,448,242)**	(1,851,439)	(2,014,403)	**930,749**	737,733	881,193
2,110,009	2,746,115	1,860,030	**(3,362,148)**	(3,923,320)	(3,735,624)	**144,699,262**	136,741,922	112,641,995
2,231,886	2,002,598	1,492,070	**(351,282)**	(35,445)	(12,851)	**73,775,016**	69,167,881	50,556,545
305,824	278,479	316,535	**–**	–	–	**8,243,529**	5,834,513	7,001,563
41,737	169,062	198,342	**–**	–	–	**5,059,055**	4,369,932	3,997,958
51,117	24,395	13,051	**–**	–	–	**834,849**	430,689	307,501

30. **Other Matters**

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the peso exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

   The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II.

   The Parent Company's foreign exchange liabilities as of December 31, 2001, 2000 and 1999 equivalent to US$579,507 (₱29,954,712), US$599,737 (₱29,978,454) and US$517,906 (₱20,870,576), respectively. As of December 31, 2001, 2000 and 1999, the exchange rates based on Philippine Dealing System were ₱51.69 to US$1, ₱49.986 to US$1 and ₱40.298 to US$1, respectively.

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001", was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The harmonized Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission on February 27, 2002.

   The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the National Transmission Corporation (TRANSCO) within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the Department of Energy (DoE) and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and nonregulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power and (i) unbundling of electricity rates and charges.

   RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity (d) distributors shall file a Business Separation and Unbundling Plan with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, Transition Supply Contracts negotiated with distributors; and, (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and, (d) distributors cannot source more than 50% of their total demand from affiliated generators.

Based on the initial assessment made by the Parent Company, it has complied or is in the process of complying with the provisions of the Act and the IRR.

c. The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (Republic Act No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

d. Supplemental disclosures of cash flows information:

	Parent Company		Consolidated		
	Years Ended December 31				
	2001	2000	**2001**	2000	1999
Noncash investing and financing activity - Assignment of land and development in exchange for investments in and advances to Rockwell Leisure Club, Inc. (RLCI)	**₱–**	₱–	**₱–**	₱–	₱400,000